# VICI Properties Inc.

# 2025
# Annual Report



**54**
GAMING PROPERTIES

**39**
OTHER EXPERIENTIAL PROPERTIES

**4**
GOLF COURSES

**60K+**
HOTEL ROOMS

**500+**
RESTAURANTS, BARS, NIGHTCLUBS AND SPORTSBOOKS

**~127MM**
TOTAL SQFT

**~4.2MM**
SQFT OF GAMING SPACE

**~6.7MM**
SQ FT OF MEETING AND CONFERENCE SPACE

**26 + 1**
U.S. STATES AND CANADIAN PROVINCES

AS OF DECEMBER 31, 2025



Dear Fellow VICI Stockholders,

The leaders of any business should always have a clear and cogent answer to the question "What business are you in?"

At VICI, the high-level answer to that question is: "We are in the business of sourcing, allocating, and stewarding capital invested accretively in experiential real estate of enduring value."

That could be the answer offered by any REIT or real estate investment management firm in America, save for one word: Experiential.

Indeed, the 28 other REITs currently in the S&P 500 all have their own distinct adjectives in front of real estate, whether those modifiers be industrial, data center, office, residential, lodging, retail, self-storage, etc.

Our property types may differ, but we all wrestle with the key real estate investment attribute of relevance and, on the opposite end of the spectrum, obsolescence. The more relevant the real estate is to its intended end users, the greater the likelihood that the income and value of that real estate will be sustained and potentially grow. But when relevance of the real estate to the end user begins to diminish, obsolescence begins to shadow and can ultimately darken the real estate, both figuratively and literally, as in *the lights get permanently turned off.*

I fundamentally believe that real estate investment insights are ultimately cultural insights. To evaluate the current, and moreover future, value of real estate requires the development of insights and forecasts into how people will live, work, play, heal, gather, create and otherwise manifest the experience of living their lives, now and over the lifespan of the investment. If your insights and forecasts, and the market's insights and forecasts, genuinely support the continuing relevance of your real estate category, you should have the support of the market to sustain and grow your portfolio.

As noted above, at VICI, we are strategically and organizationally committed to investing in experiential real estate, and that commitment is anchored in the insights and forecasts we've developed around the experience economy during our first eight years as a company.

VICI was built on the conviction that the experience economy represents a durable, secular shift in how consumers allocate their time and money. Eight years after our IPO, that conviction has only strengthened. Before I discuss where we're headed, I want to take this opportunity to revisit *why* we believe so deeply in the foundation upon which this company stands.

One of the most frequent questions we are asked as a management team is, "What's next?" And we understand why: as an investor in VICI, our future trajectory underpins your investment thesis. But I've come to believe that the best answer to "What's next?" begins with a clear understanding of what has always been true about this business. So, I'd like to take this year's letter as an opportunity to remind you of VICI's roots. I want to reemphasize the base upon which this company's growth has been possible and uncover the driving force that is sometimes forgotten amidst market noise: **the strength and cultural relevance of the experience economy**.

Six decades ago, in a 1971 book titled "Future Shock," author Alvin Toffler introduced the idea of the experience industry.[1] He hypothesized that "we shall also witness a revolutionary expansion of certain industries whose sole output consists not of manufactured goods, nor even of ordinary services, but of pre-programmed 'experiences.'" He goes on to say: "As rising affluence and transience ruthlessly undercut the old urge to possess, consumers begin to collect experiences as consciously and passionately as they once collected things."



**The Progression of Economic Value**

Almost three decades later, in 1998, business consultants Joe Pine and Jim Gilmore wrote for the Harvard Business Review an article entitled "Welcome to the Experience Economy." In that article and their subsequent book "The Experience Economy: Work is Theatre & Every Business a Stage," Pine and Gilmore trace the progression of economic value across several stages: (1) extract commodities; (2) make goods; (3) deliver services; and finally, (4) stage experiences. They argued that goods and services have been commoditized in the modern era, and as a result, consumers have moved to the next stage of economic value progression and are more willing to pay a premium for experiences.[2]

Pine and Gilmore also outline the "Four Realms of an Experience": entertainment; educational; escapist; and esthetic. They note that "the richest experiences — such as going to Disney World or gambling in a Las Vegas casino — encompass aspects of all four realms, forming a 'sweet spot' around the area where the spectra meet." At VICI, we think that's where the magic of the experience economy lies — this "sweet spot" where operators are dynamically engaging a vast audience in a multi-faceted experience.

When VICI went public in February 2018, we intentionally defined ourselves as an **experiential** REIT. We saw — and continue to see — a compelling opportunity within the experience economy that Toffler envisioned and Pine and Gilmore defined. As we first identified during our IPO, experiential operators began to experience superior revenue growth and superior returns relative to commodity retailers around the early 2010s. Traditional commodity retailers began to find themselves caught between the convenience of e-commerce on one end and the irreplaceable draw of in-person experiences on the other. As these in-person experiences became temporarily inaccessible during the global COVID-19 pandemic, once life opened up again, pent-up consumer demand served as an amplifying slingshot for the increasingly widespread willingness to spend on experiences versus material things.

This pendulum swing was not simply a reaction to the pandemic, either — consumer preferences appear to have fundamentally shifted. On top of material goods and/or outsourced services, consumers have continuously and increasingly placed value on creating memories and fostering shared human experiences. Professors Thomas Gilovich and Amit Kumar of Cornell expressed the phenomenon as a natural progression towards human happiness in their 2014 paper titled "We'll Always Have Paris: The Hedonic Payoff from Experiential and Material Investments."[3] They concluded that experiences provide enduring satisfaction "by fostering social relationships, by becoming a more meaningful part of one's identity, by being less susceptible to unfavorable and unpleasant comparisons, and by not lending themselves to deflating regrets of action." You might regret buying an unnecessary item that collects dust in the corner of your closet, but you rarely regret attending a live show.

There is data to support the anecdotal observation: according to Mastercard, global spending on experiences rose 65% from 2019 to 2023, while spending on things only increased 12% over the same period — a more than five-to-one growth ratio favoring experiences.[4] Mastercard's 2025 report also highlights preference for experiential spending: European consumers named travel and tourism, outdoor activities and dining as their top three priorities in 2025.[5] This momentum builds upon an established longer-term secular trend. According to research conducted by Harris Poll in 2014, the share of U.S. consumer spending on live experiences and events increased by 70% relative to total spending since 1987 — representing decades of consistent directional movement.[6] The durability and persistence of this trend across multiple economic



cycles, demographic shifts, and technological innovations supports the thesis that preference for experiences is not transient and instead signifies a deeper structural change.

Importantly, demand for experiences varies with income. According to Visa, affluent customers (those with >$200K of annual income) spent a higher share of total spending on travel compared to non-affluent customers.[7] TD Cowen corroborates this trend, citing that high-income households (with income >$250K) are driving ~50% of U.S. consumer spending, and this cohort is increasingly treating experiences as a form of "wealth signaling" and personal investment. Households that made >$200K spent nearly $150 billion on experiences in 2024.[8] This pattern is consistent with Maslow's hierarchy of needs — once material necessities are secured, human motivation naturally shifts toward belonging, esteem and self-actualization — needs that are often fulfilled through shared experiences rather than additional material possessions. As global wealth continues to rise, we expect this dynamic to persist and intensify, growing and sustaining demand for experiential operators.

Furthermore, traditional markers of wealth have shifted: It's less about material ownership and more about access to exclusive experiential opportunities. Luxury relies upon exclusivity. Traditional luxury items — like designer belts or bags or sunglasses — have held in relatively well, but brands know that they need to continue to innovate to produce continued and more diversified channels of exclusivity. We have seen design houses like Versace and Louis Vuitton move into experiential offerings, such as the Palazzo Versace collection or the Louis Vuitton hotel set to open on the Champs Elysees this year. Luxury increasingly lies in the opportunity to create unique memories through exclusive experiences, which many of VICI's current operating partners recognize as well: MGM has The Mansion, Caesars has its Villas, The Venetian pairs its Sphere adjacency with luxury dining and a world-class Canyon Ranch spa, while Canyon Ranch has its own highly sought-after longevity resorts. One Beverly Hills, once completed, will be the height of custom-built luxury and privacy in the heart of Los Angeles.

There are also dual demographic tailwinds at play: Millennials and Gen Z are generally more inclined to spend money on experiences, and the combined generations control nearly 40% of global wallet share according to 2024 NielsenIQ and World Data Lab.[9] Gen Z's wealth is also expected to ramp dramatically: Visa predicts that the cohort will account for 23% of the spending base economy-wide by 2035, up from 17% now, making Gen Z a $4.2 trillion opportunity in the next decade or so. We expect experiential demand to benefit.

As we move further into a world of broad adoption and increasing pervasiveness of artificial intelligence (AI), VICI believes that experiences may serve as an *antidote* to AI fatigue. As Viktor Shvets, head of global desk strategy at Macquarie Capital, noted in an OddLots newsletter last year, a prolonged period of significant macroeconomic change could impact people's desire for what Viktor calls, "balm, both metaphysical and real."[10] To us, "balm" means what people do to seek connection, entertainment, play-based excitement both psychological and physical, wellness, and healing. We agree with Viktor that the shift resulting from broadening AI adoption will likely make physical experiences increasingly valuable. There is a premium placed on where people *want* to be, instead of where they *have* to be. With AI simplifying and condensing the list of things people *have* to do — the theory being that computers will do them instead — we believe there will be a vast runway for the prevalence and importance of experiential offerings as a tether to the human instinct and need to be social.

At VICI, we are proud of the experiential portfolio we have built over the last eight years through relationships with talented operating partners. In 2025, we announced several new partnerships that we believe position the company well for sustained future growth in the experiential sector. In February 2025, we announced the establishment of a long-term strategic partnership with Cain and Eldridge Industries through our initial $450.0 million investment in the One Beverly Hills development project. In May, we initiated our first partnership with Red Rock Resorts, one of the premier regional gaming operators, providing $510.0 million in delayed draw term loans for the development of North Fork Mono Casino & Resort in Madera, California. In October, we welcomed Clairvest as our future 14th tenant upon closing of their pending acquisition of the operations at MGM Northfield Park, which is expected later this year. In November, we announced a $1.16 billion sale-leaseback of seven casino properties in Nevada with Golden Entertainment and Blake

Sartini, a highly respected gaming operator, adding our 15th tenant when the transaction closes, which is expected to occur later this year. Each of these partnerships — Cain and Eldridge, Red Rock Resorts, Clairvest, and Golden Entertainment's Blake Sartini — represent important additions to VICI's roster of partners.

Our operators share our thesis around the cultural relevance and strength of the experience economy, and we rely on them to turn experiential insights into experiences that create strong and durable relationships with their guests.

The Harvard Business School crafted a case study released in June of last year built around what our partners on the leadership team at The Venetian have accomplished since taking over operations in early 2022. Entitled "The Venetian: Front-Line Engagement as a Value Driver"[11], the case study, we believe, very well describes what Venetian President and CEO Patrick Nichols and his team have done to grow their customer understanding, improve and develop experiences based on that understanding and, as a result, deliver experiences that strengthen and grow their relationships with both Venetian front-line team members and Venetian guests.

The experiences aren't transported to our properties through trucks, wires or wavelengths. These experiences are created every day, in every building, by our operating partners. They have our gratitude for that, because it's what they do every day that grows and sustains the relevance and durability of our properties.

Sincerely,

Edward B. Pitoniak

CEO of VICI Properties Inc.

Research support from Hayes Honea, Senior Associate, Investor Relations, VICI Properties Inc.

1    Toffler, Alvin. *Future Shock*. Random House, 1970.

2    Pine, B. Joseph, II, and James H. Gilmore. "Welcome to the Experience Economy." *Harvard Business Review*, July — Aug. 1998, pp. 97-105, and Pine, B. Joseph, II, and James H. Gilmore. *The Experience Economy: Competing for Customer Time, Attention, and Money*. Updated ed., Harvard Business Review Press, 2011.

3    Gilovich, Thomas, and Amit Kumar. "We'll Always Have Paris: The Hedonic Payoff from Experiential and Material Investments." *Advances in Experimental Social Psychology*, vol. 51, edited by Mark Zanna and James Olson, Elsevier, 2015, pp. 147-87.

4    Mastercard Economics Institute. "Mastercard Economics Institute Releases Travel Industry Trends 2023: Mainland China Reopens, Experiences Endure, and Business Travel Bounces Back." *Mastercard Newsroom*, 11 May 2023, www.mastercard.com/news/press/2023/may/mastercard-economics-institute-releases-travel-industry-trends-2023.

5    Mastercard Economics Institute. *Travel Trends 2025: Purpose-Driven Journeys*. Mastercard, May 2025, https://www.mastercard.com/content/dam/mccom/shared/news-and-trends/press/2024/soaring-passenger-traffic-longer-stays/Travel_Trends_2025.pdf.

6    Eventbrite. *Millennials: Fueling the Experience Economy*. Survey conducted by Harris Poll, Eventbrite, 2014, eventbrite-s3.s3.amazonaws.com/marketing/Millennials_Research/Gen_PR_Final.pdf.

7    Lung, Richard. "Affluent Travelers Are Reshaping 2025 Global Travel Trends." *Visa Perspectives*, Visa, 7 Aug. 2025, corporate.visa.com/en/sites/visa-perspectives/trends-insights/travel-trends-2025-affluent-tourism-destinations.html.

8    Margot, Tristan, and Ben Smith. *The Rise of the Experience Economy: Multi-Sector Opportunities around Secular Shift in Consumer Spending*. Equity research report, TD Cowen, a division of TD Securities, 27 Jan. 2026.

9    NielsenIQ and World Data Lab. *Spend Z: A Global Report*. NielsenIQ, 2024, nielseniq.com/global/en/landing-page/spend-z/.

10   Shvets, Viktor. "Viktor Shvets on the Futility of Forecasting in an Irrational World." *Odd Lots*, Bloomberg, 16 Oct. 2025, www.bloomberg.com/news/newsletters/2025-10-16/viktor-shvets-on-the-futility-of-forecasting-in-an-irrational-world

11   Joly, Hubert, et al. "The Venetian Resort: Frontline Engagement as Value Driver." Harvard Business School Case 325-118, June 2025.

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Fiscal Year Ended December 31, 2025**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Transition Period From _____ to _____**

**Commission file number:  000-55791 (VICI Properties Inc.)**

**Commission file number: 333-264352-01 (VICI Properties L.P.)**

_____

# VICI Properties Inc.
# VICI Properties L.P.
### (Exact name of registrant as specified in its charter)

_____

| | | |
|---|---|---|
| **Maryland** | **(VICI Properties Inc.)** | **81-4177147** |
| **Delaware** | **(VICI Properties L.P.)** | **35-2576503** |
| **(State or other jurisdiction of incorporation or organization)** | | **(I.R.S. Employer Identification No.)** |

**535 Madison Avenue, New York, New York 10022**

**(Address of Principal Executive Offices)          (Zip Code)**

**Registrant's telephone number, including area code: (646) 949-4631**

### SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Common stock, $0.01 par value | VICI | New York Stock Exchange |

### SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

VICI Properties Inc.  Yes ☒   No ☐          VICI Properties L.P.  Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

VICI Properties Inc.  Yes ☐   No ☒          VICI Properties L.P.  Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

VICI Properties Inc.  Yes ☒   No ☐          VICI Properties L.P.  Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

VICI Properties Inc.  Yes ☒   No ☐          VICI Properties L.P.  Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| VICI Properties Inc. | | | VICI Properties L.P. | | |
|---|---|---|---|---|---|
| Large accelerated filer | ☒ Accelerated filer | ☐ | Large accelerated filer | ☐ Accelerated filer | ☐ |
| Non-accelerated filer | ☐ Smaller reporting company | ☐ | Non-accelerated filer | ☒ Smaller reporting company | ☐ |
| | Emerging growth company | ☐ | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

VICI Properties Inc. ☐          VICI Properties L.P. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.

VICI Properties Inc. ☒          VICI Properties L.P. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

VICI Properties Inc. ☐          VICI Properties L.P. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

VICI Properties Inc. ☐                                          VICI Properties L.P. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

VICI Properties Inc.  Yes ☐   No ☒                            VICI Properties L.P.  Yes ☐   No ☒

As of June 30, 2025 (the last business day of VICI Properties Inc.'s most recently completed second fiscal quarter), the aggregate market value of the common stock held by non-affiliates of VICI Properties Inc. was approximately $34.4 billion, based on the closing price of the common stock as reported on the NYSE on that date. VICI Properties L.P. had no publicly traded voting equity as of June 30, 2025.

As of February 24, 2026, VICI Properties Inc. had 1,068,737,299 shares of common stock, $0.01 par value per share, outstanding. VICI Properties L.P. has no common stock outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the VICI Properties Inc.'s definitive proxy statement relating to the 2026 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the calendar year to which this report relates, are incorporated by reference into Part III, Items 10-14 of this Annual Report on Form 10-K.

## EXPLANATORY NOTE

This report combines the annual reports on Form 10-K for the year ended December 31, 2025 of VICI Properties Inc. and VICI Properties L.P. Unless stated otherwise or the context otherwise requires, references to "VICI" mean VICI Properties Inc. and its consolidated subsidiaries, including VICI Properties OP LLC ("VICI OP"), and references to "VICI LP" mean VICI Properties L.P. and its consolidated subsidiaries. Unless stated otherwise or the context otherwise requires, the terms "the Company," "we," "our" and "us" mean VICI and VICI LP, including, collectively, their consolidated subsidiaries.

In order to highlight the differences between VICI and VICI LP, the separate sections in this report for VICI and VICI LP are described below and specifically refer to VICI and VICI LP. In the sections that combine disclosure of VICI and VICI LP, this report refers to actions or holdings of VICI and VICI LP as being "our" actions or holdings. Although VICI LP is the entity that generally, directly or indirectly, enters into contracts and joint ventures, holds assets and incurs debt, we believe that references to "we," "us" or "our" in this context is appropriate because the business is one enterprise and we operate substantially all of our business and own, either directly or through subsidiaries, substantially all of our assets through VICI LP.

VICI is a real estate investment trust ("REIT") that is the sole owner of VICI Properties GP LLC, the sole general partner of VICI LP. As of December 31, 2025, VICI owns 100% of the limited liability company interests of VICI Properties HoldCo LLC ("HoldCo"), which in turn owns approximately 98.9% of the limited liability company interest of VICI OP (such interests, "VICI OP Units"), our operating partnership, which in turn owns 100% of the limited partnership interest in VICI LP. The balance of the VICI OP Units not held by HoldCo are held by third-party unit holders.

The following diagram details VICI's organizational structure as of December 31, 2025.



VICI Properties Inc.
VICI Golf LLC
VICI Properties Holdco LLC
VICI Properties GP LLC
~ 99%
Third-party unit holders
VICI Properties OP LLC
~ 1%
Non-Economic General Partnership Interest
VICI Properties L.P.
Other VICI subsidiaries


We believe combining the annual reports on Form 10-K of VICI and VICI LP into this single report:

- enhances investors' understanding of VICI and VICI LP by enabling investors to view the business as a whole in the same manner as management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation; and
- creates time and cost efficiencies through the preparation of one combined report instead of two separate reports.

We operate VICI and VICI LP as one business. Because VICI LP is managed by VICI, and VICI conducts substantially all of its operations and owns, either directly or through subsidiaries, substantially all of its assets indirectly through VICI LP, VICI's executive officers are VICI LP's executive officers, although, as a partnership, VICI LP does not have a board of directors.

We believe it is important to understand the few differences between VICI and VICI LP in the context of how VICI and VICI LP operate as a consolidated company. VICI is a REIT whose only material asset is its indirect investment in VICI LP, through which it conducts its real property business. VICI also conducts its golf course business through a taxable REIT subsidiary (a "TRS"), VICI Golf LLC, a Delaware limited liability company ("VICI Golf"). As a result, VICI does not conduct business itself other than issuing public equity from time to time, and does not directly incur any material indebtedness, rather VICI LP

holds substantially all of our assets, except for those held in VICI Golf. Except for net proceeds from public equity issuances by VICI, VICI LP generates all capital required by the Company's business, which sources include VICI LP's operations and its direct or indirect incurrence of indebtedness.

VICI consolidates VICI LP for financial reporting purposes, and VICI does not have material assets other than its indirect investment in VICI LP. Therefore, while there are some areas of difference between the Consolidated Financial Statements of VICI and those of VICI LP, the assets and liabilities of VICI and VICI LP are materially the same on their respective financial statements. As of December 31, 2025, the primary areas of difference between the Consolidated Financial Statements of VICI and those of VICI LP were cash and cash equivalents, stockholders' equity and partners' capital, non-controlling interests, and golf operations, which include the assets and liabilities and income and expenses of VICI Golf.

To help investors understand the differences between VICI and VICI LP, this report provides:

- separate consolidated financial statements for VICI and VICI LP;
- a single set of notes to such consolidated financial statements that includes separate discussions of stockholders' equity or partners' equity and per share and per unit data, as applicable;
- a combined Management's Discussion and Analysis of Financial Condition and Results of Operations section that also includes discrete information related to each entity, as applicable;
- separate Part II, Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities;
- separate Part II, Item 9A. Controls and Procedures sections; and
- separate Exhibits 31 and 32 certifications for each VICI and VICI LP in order to establish that the requisite certifications have been made and that VICI and VICI LP are each compliant with Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 and 18 U.S.C. §1350.

The separate discussions of VICI and VICI LP in this report should be read in conjunction with each other to understand our results on a consolidated basis and how management operates our business.

# TABLE OF CONTENTS

(This page has been left blank intentionally.)

# PART I

*In this Annual Report on Form 10-K, the words the "Company," "VICI," "we," "our," and "us" refer to VICI Properties Inc. and its subsidiaries, including VICI LP, on a consolidated basis, unless otherwise stated or the context requires otherwise.*

*We refer to (i) our Consolidated Financial Statements as our "Financial Statements," (ii) our Consolidated Balance Sheets as our "Balance Sheets," (iii) our Consolidated Statements of Operations and Comprehensive Income as our "Statement of Operations," and (iv) our Consolidated Statement of Cash Flows as our "Statement of Cash Flows." References to numbered "Notes" refer to the Notes to our Consolidated Financial Statements.*

## Summary of Risk Factors

*Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, liquidity, results of operations and prospects. These risks are discussed more fully in Item 1A. Risk Factors. These risks include, but are not limited to, the following:*

### Risks Related to Our Business and Operations

- We are and expect to continue to be significantly dependent on our tenants for substantially all of our revenues and, because our tenants are required to pay a significant portion of their cash flow from operations to us pursuant to, and subject to the terms and conditions of, our respective lease agreements and other agreements with them, an event that has a material adverse effect on any of our significant tenants could have a material adverse effect on us.
- Financial difficulties experienced by any of our tenants, borrowers or guarantors, including their potential bankruptcy or insolvency, could result in defaults under, or requests to modify or terminate, their lease agreements, related guarantees or loan agreements, or otherwise have a material adverse effect on our business.
- We are dependent on the gaming industry and may be susceptible to risks associated with it, including heightened competition, regulatory developments, changes in consumer behavior and discretionary spending, and the overall macroeconomic environment and outlook.
- Because a concentrated portion of our revenues are generated from the Las Vegas Strip, we are subject to greater risks than a company that is more geographically diversified.
- Our pursuit of acquisitions of, and investments in, experiential assets and other strategic opportunities are in a highly competitive industry and may be unsuccessful or fail to meet our expectations, and we may not identify all potential costs and liabilities in connection with such acquisitions or investments.
- Our lending activities carry distinct risks compared to our acquisition and leasing of real estate, including with respect to development and construction loans for non-stabilized properties, which carry additional risks, including cost overruns, completion delays, operational underperformance, and other issues that could have a material adverse effect on us.
- We and our tenants face extensive regulation from gaming and other regulatory authorities, and our charter provides that any of our shares held by investors who are found to be unsuitable by state gaming regulatory authorities are subject to redemption, which may delay or prohibit a change in control.
- Required regulatory approvals can delay or prohibit transfers of our gaming properties or the consummation of transactions, which could result in periods in which we are unable to receive rent related to, or otherwise realize the benefits of, such transactions.
- We are subject to additional risks from our investments located outside the United States or on tribal land.
- Our long-term, triple-net leases include rent escalations over specified periods that will generally continue to apply regardless of the amount of cash flows generated by the properties subject to such lease agreements, and such lease agreements may not result in fair market lease rates over time.
- Our ability to sell, dispose of and use our properties may be limited by the contractual terms of our lease agreements, tax protection agreements or other agreements with our tenants, or otherwise impacted by matters relating to our real estate ownership.
- We are exposed to risks related to certain of our properties that are subject to ground and use lease arrangements.
- We may elect not to, or not be able to, purchase properties pursuant to our rights under certain agreements, including put-call, call right, right of first refusal, right of first offer and similar agreements, including if we are unable to obtain financing on attractive terms, or at all.
- Our business is subject to risks associated with the potential sale or divestiture of properties or assets in the event we elect to pursue such sale or divestiture after an evaluation of our portfolio of businesses, including loss of revenue and lower-than-expected proceeds.

- Our properties and the properties securing our loans are subject to risks from natural disasters and other adverse or extreme weather conditions, including the physical effects of climate change.
- Our business is subject to risks associated with environmental compliance, including as a result of climate change laws and regulations and the transition to a lower carbon economy, and potential costs and liabilities associated with such compliance may materially impair the value of certain real estate properties owned by us.
- We or our tenants may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expenses.
- Terrorist attacks or other acts of violence may affect our properties or our tenants' businesses and operations at such properties.
- The loss of the services of key personnel could have a material adverse effect on our business.
- We face risks associated with cybersecurity incidents and other significant disruptions of our information technology (IT) networks and related systems or those IT networks and systems of third parties.
- Properties within our portfolio are, and properties that we may acquire in the future are likely to be, operated and promoted under certain trademarks and brand names that we do not own.
- The market price and trading volume of shares of our common stock may be volatile.

*Risks Related to Our Indebtedness and Financing*

- We have a substantial amount of indebtedness, and expect to incur additional indebtedness in the future. Our indebtedness exposes us to the risk of default under our debt obligations, increases the risks associated with a downturn in our business or in the businesses of our tenants, and requires us to use a significant portion of our cash to service our debt obligations.
- Uncertainty in the macroeconomic environment, including heightened interest rates and uncertainty regarding future interest rates, have and may continue to negatively affect us.
- Disruption in the equity and debt capital markets may adversely affect our ability to access external funding for our growth and ongoing debt service requirements and adverse changes in our credit ratings may affect our borrowing terms and capacity.
- A breach or default of covenants in our debt agreements could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects.
- We have engaged and may engage in hedging or other derivative transactions that may limit gains or result in losses.

*Risks Related to Our Status as a REIT*

- We may incur adverse tax consequences if we have failed or fail to qualify as a REIT for U.S. federal income tax purposes.
- Complying with REIT requirements may cause us to liquidate or forgo otherwise attractive opportunities and limit our expansion opportunities, or otherwise adversely affect our ability to execute our business plan.
- If VICI OP fails to qualify as a partnership for U.S. federal income tax purposes, we would fail to qualify as a REIT and suffer other adverse tax consequences.
- Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

*Risks Related to Our Organizational Structure*

- VICI is a holding company with no direct operations and relies on distributions received from VICI OP to make distributions to its stockholders.
- Certain provisions in our charter and bylaws, as well as certain provisions of Maryland law, may delay, defer or prevent an acquisition of our common stock or a change in control.

## ITEM 1.    Business

We are a Maryland corporation that is primarily engaged in the business of owning and acquiring gaming, hospitality, wellness, entertainment and leisure destinations, subject to long-term triple net leases. As of December 31, 2025, we own 93 experiential assets across a geographically diverse portfolio consisting of 54 gaming properties and 39 other experiential properties across the United States and Canada, including Caesars Palace Las Vegas, MGM Grand and the Venetian Resort Las Vegas (the "Venetian Resort"), three of the most iconic entertainment facilities on the Las Vegas Strip. Our gaming and entertainment facilities are leased to leading brands that seek to drive consumer loyalty and value with guests through superior services, experiences, products and continuous innovation. Across approximately 127 million square feet, our well-maintained properties are currently located across urban, destination and drive-to markets in twenty-six states and Canada, contain approximately 60,300 hotel rooms and feature over 500 restaurants, bars, nightclubs and sportsbooks. As of December 31, 2025, our properties are 100% leased with a weighted average lease term, including extension options, of approximately 39.6 years.

We also have a growing array of real estate and financing partnerships with leading developers and operators in other experiential sectors, including Cabot, Cain, Canyon Ranch, Chelsea Piers, Great Wolf Resorts, Homefield, Kalahari Resorts and Lucky Strike Entertainment. This portfolio includes certain real estate debt investments which were originated for strategic purposes, including (i) the potential to convert our investment into the ownership of the underlying real estate, (ii) the opportunity to develop relationships with owners and operators that may lead to other investments in experiential asset classes that fit within our investment policies and objectives, and (iii) the ability to make investments in experiential asset classes outside of gaming with a goal of increasing our investment activity in these asset classes over time. In addition, we own approximately 33 acres of undeveloped or underdeveloped land on and adjacent to the Las Vegas Strip that is leased to Caesars Entertainment, Inc. (together with, as the context requires, its subsidiaries, "Caesars"), which we may look to monetize as appropriate. VICI also owns four championship golf courses located near certain of our properties, two of which are in close proximity to the Las Vegas Strip.

Our portfolio is competitively positioned and well-maintained. Pursuant to the terms of our lease agreements, which require our tenants to invest in our properties, and in line with our tenants' commitment to build guest loyalty, we anticipate our tenants will continue to make strategic value-enhancing investments in our properties over time, helping to maintain their competitive position. Our long-term triple-net leases provide our tenants with complete control over management at our leased properties, including sole responsibility for all operations and related expenses, including property taxes, insurance and maintenance, repair, improvement and other capital expenditures, as well as over the implementation of environmental sustainability and other initiatives.

We conduct our operations as a real estate investment trust ("REIT") for U.S. federal income tax purposes. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent that we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT. We believe VICI's election of REIT status, combined with the income generation from the lease agreements and loans, will enhance our ability to make distributions to our stockholders, providing investors with current income as well as long-term growth, subject to the macroeconomic environment, other global events and market conditions more broadly. We conduct our real property business through VICI OP and our golf course business through a taxable REIT subsidiary (a "TRS"), VICI Golf LLC ("VICI Golf").

**Our Investment Highlights and Portfolio Characteristics**

- ***Demonstrated track record of growth.*** We have announced approximately $39.1 billion of domestic and international investments across gaming and other experiential assets since our formation in October 2017.

- ***Significant scale and stable cash flows.*** We are one of the largest triple net lease REITs with over $4.0 billion in revenues in 2025 and 100% rent collection since formation (including through COVID).

- ***Mission critical complex real estate***. The significant complexity and high replacement cost of our assets, combined with the gaming regulatory environment in which certain properties operate, create high barriers to entry that contribute to our current 100% occupancy rate.

- ***Non-commodity experiential real estate.*** Our triple-net lease model for non-commodity experiential assets allows for operators to unlock their real estate value while providing us with sustained and sustainable rental growth.

- ***Contractual escalation with inflation protection.*** As of December 31, 2025, 42% of our full-year 2025 rent and 90% of our rent over the long-term feature CPI-linked escalation (subject to applicable caps).

- ***Tenant transparency.*** As of December 31, 2025, 79% of our rent is derived from SEC reporting operators providing transparency into tenant performance and credit quality.

- ***Investment-grade balance sheet***. We have investment-grade ratings from all three major credit rating agencies, which broadens our access across capital markets and supports a stronger cost of capital.

- ***S&P 500 constituent.*** We were added to the S&P 500 Index in June 2022, representing the shortest time from IPO to S&P 500 Index inclusion for any REIT.

**Our Framework for Exploring Experiential Real Estate Sectors**

We seek to investigate, validate and potentially invest in sectors that feature these fundamental characteristics:

- *Low cyclicality*: Sectors that demonstrate relatively lower cyclicality than other consumer discretionary sectors, with a balance between drive-to and fly-to destinations, enabling customer activation during economic downturns.

- *Compelling place-based experiences*: Sectors that offer experiences that generate in-person demand and destination-based consumer loyalty.

- *Experiential durability and longevity*: Sectors with innovative operators who generate enduring and diverse experiences appealing to multiple demographics.

- *Favorable supply / demand balance*: Sectors for which supply growth is difficult and/or costly to achieve, whether due to regulatory considerations, initial entry costs or other barriers to entry.

- *Economic dynamism*: Sectors with operators that demonstrate a "cash-register-rich" experiential operating model driving multiple revenue streams and a strong mix of demand generators.

**Our Properties and Lease Agreements**

Our experiential portfolio features world-renowned assets on the Las Vegas Strip and market-leading urban, destination and regional properties with significant scale. Our properties are leased to leading operators that seek to drive loyalty and value with guests through superior services, experiences and products and continuous innovation.

We derive a substantial majority of our revenues from rental revenue from the lease agreements for our properties, each of which are "triple-net" leases, pursuant to which the tenant bears responsibility for all property costs and expenses associated with ongoing maintenance and operation, including utilities, property tax and insurance. Our lease agreements are generally long term in nature with initial terms ranging from 15 to 32 years and are generally structured with several tenant renewal options extending the term of the lease for another 5 to 30 years. All of our lease agreements provide for annual base rent escalations, which may be fixed or variable over the life of the lease. Among our leases, 15 of 17 are subject to a CPI-linked escalation for some period over the life of the lease (subject to applicable caps). The rent escalation provisions range from providing for a flat annual increase of 1% to 2% to an annual increase of 1% in the earlier years and the greater of 2% or CPI in the later years, which may be subject to a maximum CPI-based cap with respect to each annual rent increase. For an overview of the provisions of certain of our lease agreements, including the related capital expenditure requirements, refer to Note 4 - Real Estate Portfolio.

The following tables summarize our lease agreements between us and our respective tenants and guarantors, including pending transactions (each, as may be amended from time to time, and each individually, as defined in the column titled "Lease Agreement"), and the properties under each our respective lease agreements, as of the date of this Annual Report.

| Lease Agreement [1] | Property | Location | Tenant/Guarantor [2] | Initial Expiration [3] |
|---|---|---|---|---|
| **Gaming Portfolio** | | | | |
| ***Caesars Joliet Lease*** | | | *Caesars* | *July 31, 2035* |
| | Harrah's Joliet [4] | Joliet, IL | | |
| ***Caesars Las Vegas Master Lease*** | | | *Caesars* | *July 31, 2035* |
| | Caesars Palace Las Vegas | Las Vegas, NV | | |
| | Harrah's Las Vegas | Las Vegas, NV | | |
| ***Caesars Regional Master Lease*** | | | *Caesars* | *July 31, 2035* |
| | Caesars Atlantic City | Atlantic City, NJ | | |
| | Caesars New Orleans [5] | New Orleans, LA | | |
| | Caesars Republic Lake Tahoe [5] | Stateline, NV | | |
| | Harrah's Atlantic City | Atlantic City, NJ | | |
| | Harrah's Council Bluffs | Council Bluffs, IA | | |
| | Harrah's Gulf Coast [5] | Biloxi, MS | | |
| | Harrah's Lake Tahoe | Stateline, NV | | |
| | Harrah's Laughlin | Laughlin, NV | | |
| | Harrah's Metropolis [5] | Metropolis, IL | | |
| | Harrah's North Kansas City [5] | North Kansas City, MO | | |

| | | | |
|---|---|---|---|
| Harrah's Philadelphia | Chester, PA | | |
| Horseshoe Bossier City [5] | Bossier City, LA | | |
| Horseshoe Council Bluffs | Council Bluffs, IA | | |
| Horseshoe Hammond [5] | Hammond, IN | | |
| Horseshoe Tunica | Robinsonville, MS | | |
| *Century Master Lease* | | *Century Casinos, Inc.* | *September 30, 2038* |
| Century Casino & Hotel Edmonton | Edmonton, AB | | |
| Century Casino Cape Girardeau | Cape Girardeau, MO | | |
| Century Casino Caruthersville | Caruthersville, MO | | |
| Century Casino St. Albert | Edmonton, AB | | |
| Century Downs Racetrack and Casino | Calgary, AB | | |
| Century Mile Racetrack [5] | Edmonton, AB | | |
| Mountaineer Casino Resort & Racetrack | New Cumberland, WV | | |
| Rocky Gap Casino Resort [5] | Flintstone, MD | | |
| *CNE Gold Strike Lease* | | *Cherokee Nation Businesses, L.L.C. ("CNB")* [6] | *April 30, 2048* |
| Gold Strike Tunica | Robinsonville, MS | | |
| *EBCI Southern Indiana Lease* | | *Eastern Band of Cherokee Indians ("EBCI")* | *August 31, 2036* |
| Caesars Southern Indiana | Elizabeth, IN | | |
| *Foundation Master Lease* | | *Foundation Gaming & Entertainment, LLC* | *December 31, 2037* |
| Fitz | Robinsonville, MS | | |
| WaterView | Vicksburg, MS | | |
| *Hard Rock Cincinnati Lease* | | *Seminole Hard Rock International ("Hard Rock")* | *December 31, 2047* |
| Hard Rock Cincinnati | Cincinnati, OH | | |
| *Hard Rock Mirage Lease* | | *Hard Rock* | *December 31, 2047* |
| The Mirage | Las Vegas, NV | | |
| *JACK Master Lease* | | *JACK Ohio LLC* | *January 31, 2040* |
| JACK Cleveland | Cleveland, OH | | |
| JACK Thistledown Racino | North Randall, OH | | |
| *MGM Master Lease* | | *MGM* | *April 30, 2047* |
| Beau Rivage [5] | Biloxi, MS | | |
| Borgata [5] | Atlantic City, NJ | | |
| Empire City | Yonkers, NY | | |
| Excalibur | Las Vegas, NV | | |
| Luxor | Las Vegas, NV | | |
| MGM Grand Detroit | Detroit, MI | | |
| MGM National Harbor [5] | Prince George's County, MD | | |
| MGM Northfield Park [7] | Northfield, OH | | |
| MGM Springfield | Springfield, MA | | |
| New York - New York/The Park | Las Vegas, NV | | |
| Park MGM | Las Vegas, NV | | |
| *MGM Grand/Mandalay Bay Lease* | | *MGM* | *February 28, 2050* |
| Mandalay Bay | Las Vegas, NV | | |
| MGM Grand | Las Vegas, NV | | |
| *PENN Master Lease* [8] | | *PENN Entertainment, Inc. ("PENN")* | *May 23, 2034* |
| Hollywood Casino at Greektown | Detroit, MI | | |
| Margaritaville Resort Casino [5] | Bossier City, LA | | |

| | | | |
|---|---|---|---|
| **PURE Master Lease** | | **Indigenous Gaming Partners Inc. ("IGP")** [9] | **January 31, 2048** |
| PURE Casino Calgary | Calgary, AB | | |
| PURE Casino Edmonton | Edmonton, AB | | |
| PURE Casino Lethbridge | Lethbridge, AB | | |
| PURE Casino Yellowhead | Edmonton, AB | | |
| **Venetian Lease** | | **Funds managed by Apollo Global Management, Inc.** | **February 29, 2052** |
| Venetian Resort | Las Vegas, NV | | |
| **Total Gaming Portfolio** | 54 | | |

**Other Experiential Portfolio**

| | | | |
|---|---|---|---|
| **Lucky Strike Master Lease** | | **Lucky Strike Entertainment Corporation** | **October 18, 2048** |
| Bowling Entertainment Centers | Various U.S. Cities (38) | | |
| **Chelsea Piers Lease** | | **Chelsea Piers** | **December 31, 2055** [10] |
| Chelsea Piers [5] | New York, NY | | |
| **Total Other Experiential Portfolio** | 39 | | |
| **Total** | 93 | | |

**Pending Acquisitions**

| | | | |
|---|---|---|---|
| **Golden Master Lease** [11] | | **Golden Tenant/Guarantor** [11] | **30 years** [12] |
| Aquarius Casino Resort | Laughlin, NV | | |
| Arizona Charlie's Boulder | Las Vegas, NV | | |
| Arizona Charlie's Decatur | Las Vegas, NV | | |
| Edgewater Casino Resort | Laughlin, NV | | |
| Lakeside RV Park & Casino | Pahrump, NV | | |
| Pahrump Nugget Hotel & Casino | Pahrump, NV | | |
| STRAT Hotel | Las Vegas, NV | | |
| **Total** | 7 | | |

_____

(1) Reflects the lease agreement currently in effect between us and the applicable tenant.

(2) The tenants under our lease agreements are subsidiaries and/or affiliates of the guarantors set forth in this table.

(3) Represents the expiration date assuming no tenant renewal option is exercised.

(4) Owned by Harrah's Joliet Landco LLC, a joint venture of which a wholly owned subsidiary of VICI LP is the 80% owner and the managing member.

(5) The core property, or a portion thereof, is leased by us pursuant to a ground lease. Rent due under any such ground lease is paid directly by our tenant to the primary landlord pursuant to their respective lease agreement.

(6) CNB is the parent entity of CNE Holdings, LLC also known as Cherokee Nation Entertainment.

(7) Upon closing of MGM's pending sale of the operations of MGM Northfield Park to an affiliate of funds managed by Clairvest Group Inc. ("Clairvest"), we have agreed to enter into a new triple-net lease agreement with an affiliate of Clairvest with respect to the real property of Northfield Park. The transaction is subject to customary closing conditions and regulatory approvals and is expected to be completed in the first half of 2026.

(8) On December 4, 2025, we combined the existing individual leases with respect to the Hollywood Casino at Greektown and Margaritaville Resort Casino into one master lease with PENN.

(9) IGP is a gaming partnership established by five institutional Nova Scotia-based First Nations (Glooscap First Nation, Millbrook First Nation, Annapolis Valley First Nation, We'koqma'q L'nue'kati, and Paqtnkek Mi'kmaw Nation) to acquire gaming assets in North America.

(10) Subject to a mandatory 10-year tenant extension to the extent all conditions under the applicable ground lease are met.

(11) On November 6, 2025, we announced that we entered into an agreement to acquire 100% of the land, real property and improvements of seven casino properties (the "Golden Portfolio") from Golden Entertainment, Inc. ("Golden") and to enter into the Golden Master Lease with a newly formed entity that will be owned and controlled by Blake L. Sartini, current chairman and chief executive officer of Golden, which entity will acquire the operating business of Golden in connection with the closing of the transaction ("Golden OpCo"). The obligations of the tenant under the Golden Master Lease will be guaranteed by a holding company that is owned and controlled by Mr. Sartini and owns all of the gaming and operating assets of Golden. The transaction is subject to the approval of the Golden stockholders, as well as customary closing conditions and regulatory approvals. See Item 1A "Risk Factors - Risks Related to Our Business and Operations".

(12) Represents the initial term, assuming the four five-year tenant renewal options are not exercised.

## Our Real Estate Debt Investments

The following is a summary of our investments in real estate debt as of December 31, 2025:

*($ In thousands)*

| Investment Type | Principal Balance | Future Funding Commitments [1] | Weighted Average Interest Rate [2] | Weighted Average Term [3] |
|---|---|---|---|---|
| Senior Secured Notes | $ 83,406 | $ — | 11.0 % | 5.2 years |
| Senior Secured Loans | 1,084,478 | 399,942 | 8.3 % | 4.4 years |
| Mezzanine Loans and Preferred Equity | 1,412,203 | 223,553 | 9.6 % | 2.5 years |
| **Total** | $ 2,580,087 | $ 623,495 | 9.1 % | 3.4 years |

_____

(1) Our future funding commitments are subject to our borrowers' compliance with the financial covenants and other applicable provisions of each respective loan agreement.
(2) The weighted average interest rate is based on current outstanding principal balance and SOFR, as applicable for floating rate loans, as of December 31, 2025.
(3) Assumes all extension options are exercised; however, our loans may be repaid, subject to certain conditions, prior to such date.

## Our Embedded Growth Pipeline

We have entered into several put-call, call right, right of first refusal ("ROFR") and right of first offer ("ROFO") agreements, as well as other strategic arrangements, which we believe provide opportunities for embedded growth as we pursue our future strategic objectives. Each of the transactions contemplated by the following agreements remains subject to the terms and conditions of the applicable agreements, including with respect to due diligence, applicable regulatory approvals and customary closing conditions.

### Put-Call Agreements

- ***Caesars Forum Put-Call.*** We have a put-call agreement with Caesars with respect to the Caesars Forum Convention Center, which provides for a call right in our favor, which, if exercised, would result in the sale by Caesars to us and simultaneous leaseback by us to Caesars of the Caesars Forum Convention Center, exercisable by us from September 18, 2025 until December 31, 2028. The put right in favor of Caesars, which was exercisable between January 1, 2024 and December 31, 2024, was not exercised by Caesars and terminated as of December 31, 2024.

### Call Right Agreements

- ***Canyon Ranch Austin Call Right.*** We entered into a call right agreement with Canyon Ranch pursuant to which we will have the right to acquire the real estate assets of Canyon Ranch Austin for up to 24 months following stabilization (with the Canyon Ranch Austin Loan balance being settled in connection with the exercise of such call right), which transaction will be structured as a sale leaseback (with the simultaneous entry into a triple-net lease with Canyon Ranch that will have an initial term of 25 years, with eight 5-year tenant renewal options).

- ***Canyon Ranch Lenox and Canyon Ranch Tucson Call Right.*** We entered into a call right agreement with Canyon Ranch pursuant to which we will have the right to acquire the real estate assets of each of Canyon Ranch Tucson in Tucson, Arizona and Canyon Ranch Lenox in Lenox, Massachusetts, at pre-negotiated terms in a sale-leaseback transaction, subject to certain conditions. If the call right(s) are exercised, Canyon Ranch would continue to operate the applicable wellness resort(s) subject to a long-term triple-net master lease with VICI.

- ***Homefield Kansas City Call Right.*** We entered into a call right agreement with affiliates of Homefield Kansas City ("Homefield") that provides us with a call option on (i) the Margaritaville Resort in Kansas City, Kansas, (ii) the new Homefield youth sports training facility in Kansas City, Kansas, (iii) the new Homefield baseball center in Kansas City, Kansas, and (iv) the existing Homefield youth sports complex in Olathe, Kansas. If the call right is exercised, all of the properties, including the Margaritaville Resort, will be subject to a single long-term triple net master lease with us.

### Right of First Refusal and Right of First Offer Agreements

- ***Las Vegas Strip Assets ROFR.*** We have a ROFR agreement with Caesars (the "Las Vegas Strip ROFR Agreement"), pursuant to which we have the first right, with respect to the first two Las Vegas Strip assets described below that Caesars proposes to sell, whether pursuant to a sale leaseback or a sale of the real estate and operations (a "WholeCo sale"), to a third party, to acquire any such asset (it being understood that we will have the opportunity to find an operating company should Caesars elect to pursue a WholeCo sale). The Las Vegas Strip assets subject to the Las Vegas Strip ROFR Agreement are the land and real estate assets associated (i) with respect to the first such asset subject to the Las Vegas Strip ROFR Agreement, the Flamingo Las Vegas, Paris Las Vegas, Planet Hollywood and Bally's Las Vegas gaming facilities, and (ii) with respect to the second such asset subject to the Las Vegas Strip ROFR Agreement, the foregoing assets still unsold plus The LINQ gaming facility. If we enter into a sale leaseback transaction with Caesars with respect to any of these facilities, the leaseback may be implemented through the addition of such properties to the Caesars Las Vegas Master Lease.

- **Horseshoe Baltimore ROFR.** We have a ROFR agreement with Caesars pursuant to which we have the first right to enter into a sale leaseback transaction with respect to the land and real estate assets associated with the Horseshoe Baltimore gaming facility.

- **Caesars Virginia ROFR.** We have a ROFR agreement with EBCI and Caesars pursuant to which we have the first right to enter into a sale leaseback transaction with respect to the real property associated with the recently developed casino resort in Danville, Virginia.

- **Canyon Ranch ROFO.** We have a ROFO agreement with Canyon Ranch with respect to future financing opportunities for Canyon Ranch and certain of its affiliates for the funding of certain facilities (including Canyon Ranch Austin, Canyon Ranch Tucson and Canyon Ranch Lenox, and any other fee owned Canyon Ranch branded wellness resort), until the date that is the earlier of five years from commencement of the Canyon Ranch Austin lease (to the extent applicable) and the date that neither VICI nor any of its affiliates are landlord under such lease, subject to certain specified terms, conditions and exceptions. Additionally, we have entered into a right of first financing agreement with Canyon Ranch pursuant to which we will have the first right, but not the obligation, to serve as the real estate capital financing partner for Canyon Ranch with respect to the acquisition, build-out and/or redevelopment of future greenfield and build-to-suit wellness resorts.

- **Lucky Strike ROFO.** The Lucky Strike Master Lease contains a ROFO with respect to the real estate assets of any current or future Lucky Strike properties in the event that Lucky Strike elects to enter into a sale-leaseback transaction for such properties during the first eight years of the initial term of the Lucky Strike Master Lease.

- **Homefield ROFR.** We have a ROFR agreement to acquire the real estate of any future Homefield property in a sale leaseback transaction, should Homefield elect to sell such assets.

- **Indigenous Gaming Partners ROFO.** We have a five-year ROFO on future sale-leaseback transactions with IGP. Any additional properties acquired pursuant to the ROFO will be added to the PURE Master Lease.

### Other Embedded Growth Agreements

- **Cabot Citrus Farms Purchase and Sale Agreement.** We entered into a purchase and sale agreement with Cabot, pursuant to which we will convert a portion of the $120.0 million Cabot Citrus Farms delayed draw development loan into the ownership of certain Cabot Citrus Farms real estate assets and simultaneously enter into a triple-net lease with Cabot that will have an initial term of 25 years, with five 5-year tenant renewal options.

### Our Partner Property Growth Fund Strategy

As part of our ongoing dialogue with our tenants, we continually seek opportunities to further our long-term partnerships and pursue our respective strategic objectives. We have entered into certain arrangements, which we collectively refer to as the "Partner Property Growth Fund", with certain tenants relating to our funding of "same-store" capital improvements, including redevelopment, new construction projects and other property improvements, in exchange for increased rent pursuant to the terms of our existing lease agreements with such tenants (and subject to the specific terms and conditions included in any such agreement). Each of our lease agreements includes provisions that provide a mechanism for us to pursue such opportunities. We continue to evaluate Partner Property Growth Fund opportunities with certain of our tenants from time to time and expect to pursue further investment as one component of our strategic growth plans, consistent with our aim to work collaboratively with such tenants to invest in growth opportunities and capital improvements that achieve mutually beneficial outcomes.

The benefits of any Partner Property Growth Fund opportunities will be dependent upon independent decisions made by our tenants with respect to any capital improvement projects and the source of funds for such projects, as well as the total funding ultimately provided under such arrangements and there are no assurances that any Partner Property Growth Fund opportunities will occur on the contemplated terms, including through our financing, or at all. See Item 1A - "Risk Factors—Risks Related to Our Business and Operations" for additional information.

**Our Golf Courses**

We own four championship golf courses located near certain of our properties, Serket (formerly Rio Secco) in Henderson, Nevada, Cascata in Boulder City, Nevada, Chariot Run in Laconia, Indiana and Grand Bear in Saucier, Mississippi (the "Golf Courses"). In addition, Serket and Cascata are in close proximity to the Las Vegas Strip. All four golf courses are operated by a third-party golf resort operator, Cabot-Managed Properties, an affiliate of Cabot, pursuant to a golf course management agreement. We have a golf course use agreement (the "Golf Course Use Agreement") with Caesars which provides them with preferred access and tee times for their guests at our golf courses. As of December 31, 2025, contractual minimum fees under the Golf Course Use Agreement and certain other golf course related agreements with Caesars were $17.6 million per year.

**Our Relationship with Caesars and MGM**

Caesars and MGM, our two largest tenants representing 39% and 35%, respectively, of our annualized rent as of December 31, 2025, are leading owners and operators of gaming, entertainment and leisure properties. Caesars and MGM maintain a diverse brand portfolio with a wide range of options that appeal to a variety of gaming, sports betting, travel and entertainment consumers.

To govern the ongoing relationship between us and Caesars and us and MGM, in addition to the applicable lease agreements, we have entered into various agreements with Caesars and MGM and/or their subsidiaries as described herein. The summaries presented herein are not complete and are qualified in their entirety by reference to the full text of the applicable agreements, certain of which are included as exhibits to this Annual Report on Form 10-K.

- *Caesars Guaranty.* Caesars has executed guaranties with respect to the Caesars Las Vegas Master Lease, the Caesars Regional Master Lease and the Caesars Joliet Lease, guaranteeing the prompt and complete payment and performance in full of: (i) all monetary obligations of the tenants under the Caesars Leases, including all rent and other sums payable by the tenants under the Caesars Leases and any obligation to pay monetary damages in connection with any breach and to pay any indemnification obligations of the tenants under the Caesars Leases, (ii) the performance when due of all other covenants, agreements and requirements to be performed and satisfied by the tenants under the Caesars Leases, and (iii) all monetary obligations under the Golf Course Use Agreement.

- *MGM Guaranty.* MGM has executed guaranties with respect to the MGM Master Lease and MGM Grand/Mandalay Bay Lease guaranteeing the prompt and complete payment and performance in full of all monetary obligations of the tenants under the MGM Master Lease and MGM Grand/Mandalay Bay Lease, including all rent and other sums payable by the tenants under the MGM Master Lease and MGM Grand/Mandalay Bay Lease and any obligation to pay monetary damages in connection with any breach and to pay any indemnification obligations of the tenants under the MGM Master Lease and MGM Grand/Mandalay Bay Lease and the performance when due of all other covenants, agreements and requirements to be performed and satisfied by the tenants under the MGM Master Lease and MGM Grand/Mandalay Bay Lease.

- *MGM Tax Protection Agreements.* We entered into a tax protection agreement with MGM (the "MGM Tax Protection Agreement") pursuant to which VICI OP has agreed, subject to certain exceptions, for a period of 15 years (subject to early termination under certain circumstances) following the closing of our acquisition of MGM Growth Properties LLC ("MGP") in April 2022, to indemnify MGM and certain of its subsidiaries (the "Protected Parties") for certain tax liabilities resulting from (1) the sale, transfer, exchange or other disposition of a property owned directly or indirectly by MGM Growth Properties Operating Partnership LP ("MGP OP") immediately prior to the closing date of the acquisition of MGP (each, a "Protected Property"), (2) a merger, consolidation, transfer of all assets of, or other significant transaction involving VICI OP pursuant to which the ownership interests of the Protected Parties in VICI OP are required to be exchanged in whole or in part for cash or other property, (3) the failure of VICI OP to maintain approximately $8.5 billion of nonrecourse indebtedness allocable to MGM, which amount may be reduced over time in accordance with the MGM Tax Protection Agreement, and (4) the failure of VICI OP or VICI to comply with certain tax covenants that would impact the tax liabilities of the Protected Parties. In the event that VICI OP or VICI breaches restrictions in the MGM Tax Protection Agreement, VICI OP will be liable for grossed-up tax amounts associated with the income or gain recognized as a result of such breach. In addition, the joint venture that holds the real estate assets of MGM Grand Las Vegas and Mandalay Bay ("MGM Grand/Mandalay Bay JV") previously entered into a tax protection agreement with MGM with respect to built-in gain and debt maintenance related to MGM Grand Las Vegas and Mandalay Bay, which is effective through mid-2029, and by acquiring MGP in April 2022 and subsequently acquiring the remaining 49.9% interest in the MGM Grand/Mandalay Bay JV in January 2023, we bear any indemnity under this existing tax protection agreement.

**Competition**

We compete for real property investments with other REITs, gaming companies, investment companies, private equity firms, hedge funds, sovereign funds, lenders and other private investors. In addition, we are ultimately dependent on the ability of our tenant operators to maintain competitiveness with other gaming operators in their respective markets and fulfill their rent obligations. Although the nature and degree varies by market, the operators of our properties compete on a local, regional, national and international basis for customers. The gaming industry is characterized by a high degree of competition among a large number of participants, including traditional brick-and-mortar casinos, video lottery, sweepstakes and poker machines not located in casinos, Native American gaming, internet gaming, sports betting and other forms of gaming and betting in the United States, including emerging platforms such as prediction markets. Although many gaming properties are characterized by a broad range of consumer offerings, including entertainment venues, convention centers, food and beverage, retail and other experiential offerings, the gaming industry also competes for consumer engagement with an increasing variety of gaming-related and other alternatives, including experiential destinations, online entertainment, and digital alternatives, that may impact the underlying economics and viability of the traditional gaming model. Certain emerging platforms, such as prediction markets, currently operate under federal rather than state regulation, potentially allowing them to offer gaming-related products in states where traditional gaming is prohibited and without being subject to state gaming licensing requirements, taxation, and consumer protection obligations that apply to traditional gaming operators. This regulatory disparity may create competitive advantages for such platforms relative to our tenants. Further, the existing regulatory environment and licensure status of traditional gaming operators may limit their ability to adapt their businesses and compete effectively with emerging platforms operating under different regulatory structures.

As a landlord, we compete in the real estate market with numerous developers, owners and acquirors of properties. Some of our competitors may be significantly larger, have greater financial resources and lower costs of capital than we have, have greater economies of scale and have greater name recognition than we do. Increased competition makes it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. Our ability to compete is also impacted by global, national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation, and demographic and cultural trends.

**Human Capital Management**

As of December 31, 2025, we employed 28 employees, all of which are full-time. All of our employees are employed at VICI LP in support of our primary business as a triple-net lease REIT and are primarily located at our corporate headquarters in New York, New York.

- *Corporate Culture and Engagement.* We are committed to creating and sustaining a positive work environment and corporate culture that fosters trust, cooperation and inclusion, including through the instillation of our core values, which we refer to as the VICI Values, competitive compensation and benefit programs, training and professional development opportunities, corporate giving and community service events and employee involvement in company initiatives. To assist in fulfilling that commitment, we measure our organizational culture, employee engagement and employee satisfaction through, among other things, an annual, independent third-party employee satisfaction survey and periodic pulse surveys, all of which provide management with insights regarding key issues and priorities to maintain and improve our employee programs and initiatives and the health, well-being and satisfaction of our employees.

- *Board Oversight.* Our management reports to the Compensation Committee of the Board of Directors on a regular basis, as well as the full Board of Directors, as necessary, to periodically review our human capital management programs, including those relating to employee engagement, employee compensation and benefits, and related matters, such as training and recruiting, retention and hiring practices.

- *Demographics.* As of December 31, 2025, 43% of our directors (and 50% of our independent directors), 46% of our employees and 25% of our executive officers were female. Additionally, 50% of the leadership of our Board of Directors were female as of December 31, 2025. Further, 14% of our directors and 25% of our employees identified as members of an ethnic and/or racial minority group.

- *Compensation and Benefits.* We offer a comprehensive employee benefits package, including a 401(k) plan, medical, dental and vision insurance, disability insurance, life insurance, paid maternity/paternity leave for birth and foster/ adoption placements and other parenthood pursuit benefits, compassionate and bereavement leave, a flexible time off policy, wellness, technology and travel stipends, and access to an employee assistance program, including mental health and wellness support services. We also seek to provide differentiated benefits to our employees, such as our Portfolio Experience Benefit, which enables employees to experience our properties with an annual stipend, and our charitable matching program administered through the Groundswell Charitable Giving platform. We continually evaluate existing benefits and explore new or expanded benefits to be responsive to employee feedback and seek to improve employee utilization of available benefits and meaningfully enhance employee benefits over time.

- *Education, Training and Development.* We invest in employee education, training, and development through regular programs, including our "VICI U" program and "Lunch and Learn" seminar series. These sessions, led by internal and external subject-matter experts, advance our employees' understanding of concepts relevant to our business, such as credit underwriting, derivatives and hedging, and sector-specific investing. We also host periodic training and development opportunities with respect to issues such as compliance, communication and feedback, public speaking and engagement, and anti-harassment and other matters outlined in our Code of Business Conduct. We encourage our employees to pursue professional development through external education and certifications through a broadly applicable and flexible professional development reimbursement policy. Our performance management programs include semi-annual performance and career development reviews provided to all of our employees by their direct manager. We continually focus on enhancing our professional development and performance management processes to provide further development and growth opportunities to our employees.

## Governmental Regulation and Licensing

The ownership, operation and management of gaming and racing facilities are subject to pervasive regulation. Each of our gaming and racing facilities is subject to regulation under the laws, rules, and regulations of the jurisdiction in which it is located. Gaming laws and regulations generally require gaming industry participants to: ensure that unsuitable individuals and organizations have no role in gaming operations; establish and maintain responsible accounting practices and procedures; maintain effective controls over their financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues; maintain systems for reliable record keeping; file periodic reports with gaming regulators; and ensure that contracts and financial transactions are commercially reasonable, reflect fair market value and are arm's length transactions.

Gaming laws and regulations primarily impact our business in two respects: (1) our ownership and acquisition of land and buildings in which gaming activities are operated by our tenants; and (2) the operations of our tenants as operators in the gaming industry. Further, many gaming and racing regulatory agencies in the jurisdictions in which our tenants operate require us and our affiliates to apply for and maintain a finding of suitability or a license as a key business entity or supplier because of our status as landlord. If we, our subsidiaries or the tenants of our properties violate applicable gaming laws, our gaming licenses, or the tenants' gaming licenses, could be limited, conditioned, suspended or revoked by gaming authorities, and we and any persons involved may face other disciplinary actions, including substantial fines, appointment of a supervisor or conservator to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, earnings generated during such appointment could be forfeited to the applicable jurisdictions. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. Finally, the loss or suspension of our gaming licenses could result in a material breach under certain of our leases or an event of default under certain of our indebtedness, including through cross-default provisions in our debt agreements. As a result, violations by us of applicable gaming laws could have a material effect on us.

In addition, various corporate actions and transactions must be reported to and, in some cases, approved by certain gaming authorities, including substantially all material loans, leases, sales of securities (including public offerings) and similar financing transactions, management or consulting agreements and changes in control through merger, consolidation, stock or asset acquisitions, or otherwise.

Our business and the businesses of our tenants are also subject to various federal, state and local laws and regulations in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, labor and employees, anti-discrimination, health care, currency transactions, taxation, zoning and building codes and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Emerging forms of gambling, such as internet gaming, sports betting and prediction markets, have introduced regulatory uncertainty and potential conflicts between federal and state jurisdictions. The extent to which these emerging platforms are or will be regulated by existing gaming authorities remains subject to ongoing legal challenges, with conflicting court decisions regarding whether federal commodities law or state gaming law applies. This regulatory uncertainty may impact the traditional gaming regulatory framework and could create disparities in licensing requirements, taxation, and consumer protection obligations between traditional gaming operators and newer platforms. Any of the foregoing, including material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities, could adversely affect our operating results.

**Environmental Matters**

Our properties are subject to environmental laws regulating, among other things, air emissions, wastewater discharges and the handling and disposal of wastes, the utilization of above or underground storage tanks, or properties that include asbestos-containing building materials. Pursuant to federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate, remove and/or remediate a release of hazardous substances or other regulated materials at, or emanating from, such property. Further, under certain circumstances, such owners or operators of real property may be held liable for property damage, personal injury and/or natural resource damage resulting from or arising in connection with such releases, including for damage that occurred prior to our ownership of a property or at a site where the current or previous operator of the property sent wastes for disposal.

Our properties may also be (or in the future become) subject to additional building and zoning laws, ordinances and codes relating to building performance standards, such as those intended to reduce energy and/or greenhouse gas emissions, which we may be subject to as the owner of real estate. Although we do not operate or manage our properties subject to triple-net leases and our tenants are generally contractually responsible for such operating and management costs, we may be held primarily or jointly and severally liable for costs relating to maintaining compliance with such laws, ordinances and codes.

In connection with our real estate ownership, we could be legally responsible for environmental liabilities or costs relating to a release of hazardous substances or other regulated materials at or emanating from such property or compliance with applicable laws, ordinances and codes. The failure to properly maintain compliance with such laws or remediate a property in the event of such release may also adversely affect our ability to lease, sell or rent the property or to borrow funds using the property as collateral. The lease agreements generally obligate our tenants to comply with applicable environmental laws, regulations and ordinances and to indemnify us if their noncompliance results in losses or claims against us, and we expect that any future leases will include the same provisions for other operators. A tenant's failure to comply could result in fines and penalties or the requirement to undertake corrective actions, which may result in significant costs to the operator and thus adversely affect their ability to meet their obligations to us. We are not aware of any environmental issues that are expected to have a material impact on the operations of any of our properties.

In addition, future laws and regulations relating to sustainability and climate change may include specific disclosure requirements or other obligations that may require additional investments and implementation of new practices and reporting processes. Our tenants' control of our leased properties (which is inherent to the triple-net lease structure) presents challenges with respect to our ability to collect property-level environmental data and metrics and implement sustainability initiatives (including energy and emissions reduction), which may in turn impact our ability to comply with certain regulatory requirements to which we are or may become subject.

**Sustainability**

We continue to focus on developing our efforts related to implementing and reporting on environmental sustainability efforts at our properties, including our corporate headquarters, our Golf Courses (operated by Cabot-Managed Properties) and our triple-net leased portfolio. We are committed to the improvement of environmental conditions through our business activities within the scope of our capabilities, and we periodically engage with key stakeholders with regard to environmental sustainability priorities, among other things, including through periodic outreach and stakeholder materiality assessments.

- *Governance and Strategy.* Our Corporate Responsibility Committee, comprised of employees across multiple functional areas and professional levels, including our Chief Financial Officer and General Counsel, leads our environmental sustainability initiatives (including with respect to climate change). Management retains ultimate responsibility over our environmental sustainability initiatives, engages with the Corporate Responsibility Committee and reports to the Nominating and Governance Committee of our Board of Directors on a quarterly basis, and more frequently as necessary, with respect to environmental sustainability matters. Additionally, we have engaged a strategic consultant to advise us regarding, among other things, our sustainability performance, our tenant and stakeholder engagement initiatives, and our related reporting (including pursuant to external disclosure frameworks and standards). We continue to progress our corporate responsibility program through initiatives across a broad range of areas, including sustainability initiatives at our golf courses, building efficiency and sustainability data collection and reporting for our triple-net leased portfolio, tenant engagement efforts, greenhouse gas emissions inventory and reporting, alignment and engagement with various sustainability disclosure and scoring frameworks, and the development of internal processes to support and facilitate these initiatives.

- *Golf Courses.* We monitor and track available utility data at our Golf Courses in order to evaluate the environmental profile of our operations, the impact of implemented sustainability improvements, and potential opportunities to improve sustainability performance. We have also performed energy and water audits and regulatory assessments at each of the Golf Courses to further inform our sustainability initiatives. A portion of capital expenditures at our Golf Courses each year is spent on projects intended to improve their environmental performance and sustainability, including projects to reduce electricity and fuel usage (and thus, energy usage and emissions), reduce water consumption and improve efficiency, enhance biodiversity, and reduce waste generation in favor of recycling and repurposing. Pursuant to our management agreement with Cabot-Managed Properties with respect to the Golf Courses, we work in partnership with Cabot-Managed Properties to continue to implement sustainability initiatives at the Golf Courses and improve their environmental performance.

- *Triple-Net Lease Portfolio.* Our leased properties are operated pursuant to long-term triple-net leases, which provide our tenants with complete control over operations at our leased properties, including the implementation of environmental sustainability initiatives pursuant to their business strategies and objectives. We engage with our tenants periodically to facilitate our understanding of the environmental impact of their operations at our leased properties, including through an annual asset-level environmental sustainability data survey, additional information sharing, and encouraging their implementation of sustainability initiatives in their operations at our leased properties. Certain of our leases permit us to require the collection or reporting of environmental sustainability data (including pursuant to forms of "green lease" provisions). Although not all of our leases include such provisions, certain of our tenants also report voluntarily regarding such matters. In particular, we request available data with respect to, among other things, water use, electricity/fuel and energy use, Scope 1 and Scope 2 greenhouse gas emissions, waste generation, diversion and recycling, green building certifications and the implementation of efficiency measures with respect to the foregoing. Our tenants pursue a broad range of environmental sustainability programs and initiatives, such as energy, water and waste-related efficiency measures at our properties, on-site renewable energy, operational improvements, and sustainable hospitality programs, and independently report to their respective investors and other stakeholders regarding such programs. Certain of our tenants, including Caesars, MGM, and PENN, have also independently set sustainability-related targets with respect to their overall business and portfolio, which include our leased properties.

- *Climate Change.* We evaluate climate change risk throughout our portfolio, including in connection with transactional due diligence regarding individual properties focused on the identification of material physical risks and, with respect to our overall portfolio, regarding the distribution of such physical risks and an assessment of transition risks more broadly. With the assistance of an environmental due diligence provider and consultant, our most recent climate-related risk analysis performed in 2025 was comprised of individual property-level physical risk analyses, multiple climate scenario analyses within our identified time horizons, and transition risk analyses, including review of active and impending sustainable building regulations and additional community resilience assessments with respect to certain geographies in which we own multiple properties (such as Las Vegas, Nevada and Atlantic City, New Jersey). Further, we assessed transition-related climate risks, such as potential legal and regulatory, technological, market-based, and reputational impacts, as applicable to our triple-net lease operating model and portfolio. We have disclosed our climate change strategy, governance, risk management and certain metrics and targets in alignment with the Task Force on Climate-Related Financial Disclosures (TCFD) guidelines, are evaluating disclosure considerations under potential successor frameworks such as the ISSB, and incorporated climate change-related risk under our enterprise risk management framework. We have also shared certain physical climate risk-related findings with our tenants to facilitate their understanding of such risk in connection with their operations at our properties and any independent risk management and mitigation efforts that such tenants may undertake.

## Investment Policies

Our investment objectives are to increase cash flow from operations, achieve sustainable long-term growth and maximize stockholder value to allow for stable dividends and stock appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. Our future investment activities will not be limited to any geographic area or to a specific percentage of our assets. We intend to engage in such future investment activities in a manner that is consistent with our qualification as a REIT for U.S. federal income tax purposes.

- *Investment in Real Estate or Interests in Real Estate.* Our business is focused primarily on gaming, hospitality, wellness, entertainment and leisure sector properties and activities directly related thereto, which we refer to as "experiential assets". We believe there are significant, ongoing opportunities to acquire or invest in additional gaming, hospitality, wellness, entertainment and leisure assets, both domestically and internationally. We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may participate with third parties in property ownership, through joint ventures or other types of co-ownership, and we may engage in such activities in the future if we determine that doing so would be the most effective means of owning or acquiring properties. We do not expect, however, to enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, preferred stock or options to purchase stock or interests in our subsidiaries, including VICI OP. We may also pursue opportunities to provide mortgage or mezzanine financing, preferred equity investments or other forms of financing for investment in certain situations where such structure provides for strategic growth opportunities and/or partnerships, and may in certain circumstances provide the potential to convert our investment into the ownership of the underlying real estate in a future period.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness, which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be required to register as an investment company under the Investment Company Act of 1940, as amended.

- *Investments in Real Estate Debt.* We have made, and may continue to make, investments in mortgages or other forms of real estate-related debt, including, without limitation, traditional mortgages, participating or convertible mortgages, mezzanine loans or preferred equity investments, as well as similar investments with tribal operators in sovereign jurisdictions; provided, in each case, that such investment is consistent with our qualification as a REIT. These investments are generally made for strategic purposes, including (i) the potential to convert our investment into the ownership of the underlying real estate in a future period, (ii) the opportunity to develop relationships with owners and operators that may lead to other investments in experiential asset classes that fit within our investment policies and objectives and (iii) the ability to make initial investments in experiential asset classes outside of gaming with the goal of increasing our investment activity in these asset classes over time. Refer to Item 1A - Risk Factors for a detailed description of risks regarding our investments in real estate debt.

- *Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers.* We may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities, subject to the asset tests and gross income tests necessary for our qualification as a REIT. We do not currently have any policy limiting the types of entities in which we may invest or the proportion of assets to be so invested, whether through acquisition of an entity's common stock, limited liability or partnership interests, interests in another REIT or entry into a joint venture. We have no current plans to make additional investments in entities that are not engaged in real estate activities. Our investment objectives are to maximize the cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives.

- *Investments in Short-term Commercial Paper and Discount Notes.* We may invest our excess cash in short-term investment grade commercial paper as well as discount notes issued by government-sponsored enterprises, including the Federal Home Loan Mortgage Corporation and certain of the Federal Home Loan Banks. These investments generally have original maturities of up to 180 days.

**Financing Policies**

We expect to employ leverage in our capital structure in amounts that we determine appropriate from time to time. Our Board of Directors has not adopted a policy that limits the total amount of indebtedness that we may incur, but will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. We are, however, and expect to continue to be, subject to certain indebtedness limitations pursuant to the restrictive covenants of our outstanding indebtedness. We may from time to time modify our debt policy in light of then-current economic conditions, relative availability and costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our shares of common stock, growth and acquisition opportunities and other factors, which could result in us becoming more highly leveraged. To the extent that our Board of Directors or management determines that it is necessary to raise additional capital, we may, without stockholder approval, borrow money under the Revolving Credit Facility (as defined in Note 7 - Debt), issue debt or equity securities, including securities senior to our shares, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes), assume indebtedness, obtain mortgage financing on a portion of our owned properties, engage in a joint venture, or employ a combination of these methods.

**Intellectual Property**

Most of the properties within our portfolio are currently operated and promoted under trademarks and brand names not owned by us. In addition, properties that we may acquire in the future may be operated and promoted under these same trademarks and brand names, or under different trademarks and brand names we do not, or will not, own. During the term that our properties are managed by our tenants, we are reliant on them to maintain and protect the trademarks, brand names and other licensed intellectual property used in the operation or promotion of the leased properties. Operation of the leased properties, as well as our business and financial condition, could be adversely impacted by infringement, invalidation, unauthorized use or litigation affecting any such intellectual property. In addition, if any of our properties are rebranded, it could have a material adverse effect on us, as such properties may not enjoy comparable recognition or status under a different brand.

**Corporate Information**

We were initially organized as a limited liability company in the State of Delaware on July 5, 2016 as a wholly owned subsidiary of Caesars Entertainment Operating Company, Inc. ("CEOC"). On May 5, 2017, we subsequently converted to a corporation under the laws of the State of Maryland and issued shares of common stock to CEOC as part of our formation transactions, which shares were subsequently transferred by CEOC to our initial stockholders.

Our principal executive offices are located at 535 Madison Avenue, New York, New York 10022 and our main telephone number at that location is (646) 949-4631. Our website address is www.viciproperties.com. None of the information on, or accessible through, our website or any other website identified herein is incorporated in, or constitutes a part of, this Annual Report on Form 10-K. Our electronic filings with the SEC (including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and any amendments to these reports), including the exhibits, are available free of charge through our website as soon as reasonably practicable after we electronically file them with or furnish them to the SEC.

# CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K, including statements such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would" or similar expressions, constitute "forward-looking statements" within the meaning of the federal securities law. Forward-looking statements are based on our current plans, expectations and projections about future events. We therefore caution you against relying on any of these forward-looking statements. They give our expectations about the future and are not guarantees. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements to materially differ from any future results, performance and achievements expressed in or implied by such forward-looking statements.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results, performance and achievements could differ materially from those set forth in the forward-looking statements and may be affected by a variety of risks and other factors, including, among others:

- the impact of changes in general economic conditions and market developments, including inflation, interest rate changes and volatility, tariffs and trade barriers, supply chain disruptions, changes in consumer spending, consumer confidence levels, unemployment levels, governmental action (including significant layoffs or reductions in force among federal government employees or a prolonged U.S. federal government shutdown), and depressed real estate prices resulting from the severity and duration of any downturn or recession in the U.S. or global economy;

- our ability to successfully pursue and consummate transactions, including investments in, and acquisitions of, real estate and to obtain debt financing for such investments at attractive interest rates, or at all;

- risks associated with our pending and completed transactions, including our ability or failure to realize the anticipated benefits thereof;

- our dependence on our tenants at our properties and their affiliates that serve as guarantors of the lease payments, and the negative consequences any material adverse effect on their respective businesses could have on us;

- the possibility that any pending or future transactions may not be consummated on the terms or timeframes contemplated, or at all, including our ability to obtain the financing necessary to complete any acquisitions on the terms we expect in a timely manner, or at all, the ability of the parties to satisfy the conditions set forth in the definitive transaction documents, including the receipt of, or delays in obtaining, governmental and regulatory approvals and consents required to consummate such transactions, or other delays or impediments to completing the transactions;

- the anticipated benefits of certain arrangements with certain tenants in connection with our funding of "same store" capital improvements in exchange for increased rent pursuant to the terms of our agreements with such tenants, which we refer to as the Partner Property Growth Fund strategy;

- our decision and ability to exercise our purchase rights under our put-call agreements, call agreements, right of first refusal agreements and right of first offer agreements;

- the credit risk of our tenants and borrowers in connection with the rental and other obligations owed to us under applicable leases, related guarantees, or loan agreements, including risks distinct to our lending activities with respect to development and construction loans for non-stabilized properties;

- our dependence on the gaming industry, which is characterized by, among other things, a high degree of competition, extensive regulation, and sensitivity to changes in consumer behavior and discretionary spending;

- our ability to pursue our business and growth strategies may be limited by the requirement that we distribute 90% of our REIT taxable income in order to qualify for taxation as a REIT and that we distribute 100% of our REIT taxable income in order to avoid current entity-level U.S. federal income taxes;

- the impact of extensive regulation from gaming and other regulatory authorities, including developments relating to the regulation of emerging alternative platforms;

- the ability of our tenants to obtain and maintain regulatory approvals in connection with the operation of our properties, or the imposition of conditions to such regulatory approvals;

- the possibility that our tenants may choose not to renew their respective lease agreements following the initial or subsequent terms of the leases;

- restrictions on our ability to sell our properties subject to the lease agreements;

- our tenants and any guarantors' historical results may not be a reliable indicator of their future results;

- our substantial amount of indebtedness and ability to service, refinance (at attractive interest rates, or at all), and otherwise fulfill our obligations under such indebtedness;

- our historical financial information may not be reliable indicators of our future results of operations, financial condition and cash flows;

- the possibility that we identify significant environmental, tax, legal or other issues, including additional costs or liabilities, that materially and adversely impact the value of assets acquired or secured as collateral (or other benefits we expect to receive) in any of our pending and completed transactions;

- the impact of changes to tax laws and regulations, including U.S. federal income tax laws, state tax laws or global tax laws;

- the impact of changes in governmental or regulatory actions and initiatives;

- the possibility of adverse tax consequences as a result of our pending and completed transactions, including pursuant to tax protection agreements to which we are a party;

- increased volatility in our stock price, including as a result of our pending and completed transactions;

- our inability to maintain our qualification for taxation as a REIT;

- the impact of climate change, natural disasters or other severe weather events, war or conflict, geopolitical uncertainty, tariffs and trade barriers, public health conditions, uncertainty or civil unrest, violence or terrorist activities or threats on our properties, or in areas where our properties are located and changes in economic conditions or heightened travel security, and any measures instituted in response to these events;

- the impact of reduced travel demand or increased costs of travel affecting visitation and operating performance at the properties operated by our tenants, particularly in destination markets such as Las Vegas;

- the loss of the services of key personnel;

- the inability to attract, retain and motivate employees;

- the costs and liabilities associated with environmental compliance;

- failure to establish and maintain an effective system of integrated internal controls;

- the risks related to us or our tenants not having adequate insurance to cover potential losses;

- the potential impact on the amount of our cash distributions if we determine to sell or divest any of our properties in the future or are unable to redeploy capital returned from investments at attractive rates, or at all;

- our ability to continue to make distributions to holders of our common stock or maintain anticipated levels of distributions over time, including our reliance on distributions received from our subsidiaries, including VICI OP, to make such distributions to our stockholders;

- competition for transaction opportunities, including from other REITs, investment companies, private equity firms and hedge funds, sovereign funds, lenders, gaming companies and other investors that may have greater resources and access to capital and a lower cost of capital or different investment parameters than us; and

- additional factors discussed herein and listed from time to time as "Risk Factors" in our filings with the SEC, including without limitation, in our subsequent reports on Form 10-K, Form 10-Q and Form 8-K.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements. All forward-looking statements are made as of the date of this Annual Report on Form 10-K and the risk that actual results, performance and achievements will differ materially from the expectations expressed herein will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in forward-looking statements, the inclusion of such forward-looking statements should not be regarded as a representation by us.

## ITEM 1A.    Risk Factors

*You should be aware that the occurrence of any of the events described in this section and elsewhere in this report or in any other of our filings with the SEC could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows. In evaluating us, you should consider carefully, among other things, the risks described below. The risks and uncertainties described below are not the only ones we face, but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that, as of the date of this Annual Report on Form 10-K, we deem immaterial may also harm our business. Some statements included in this Annual Report on Form 10-K, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Cautionary Note Regarding Forward-Looking Statements."*

**Risks Related to Our Business and Operations**

***We are and expect to continue to be significantly dependent on our tenants for substantially all of our revenues and, because our tenants are required to pay a significant portion of their cash flow from operations to us pursuant to, and subject to the terms and conditions of, our respective lease agreements and other agreements with them, an event that has a material adverse effect on any of our significant tenants could have a material adverse effect on us.***

We depend on our tenants to operate the properties that we own in a manner that generates revenues sufficient to allow the tenants to meet their obligations to us. Our two largest tenants, Caesars and MGM, comprise approximately 74% of our total leasing revenues for the year ended December 31, 2025. Under our respective lease agreements with Caesars and MGM, they are obligated to pay us approximately $1.3 billion and $1.1 billion, respectively, in estimated annual lease payments for 2026. Because our leases are triple-net leases, in addition to the rent payment obligations of our tenants, we depend on our tenants to pay substantially all insurance, taxes, utilities and maintenance and repair expenses in connection with the leased properties and to indemnify, defend and hold us harmless from and against various claims and liabilities arising in connection with their businesses. There can be no assurance that our tenants will have sufficient assets, income or access to financing to enable them to satisfy their payment and other obligations under their leases with us, or that any applicable guarantor will be able to satisfy its guarantee of the applicable tenant's obligations.

Our tenants rely on the properties they or their respective subsidiaries own and/or operate for income to satisfy their obligations, including their debt service requirements, and rental and other payments due to us or others, and these payments may constitute a significant portion of their cash flow from operations. If a tenant's income at our leased properties were to significantly decline for any reason, or if a tenant's debt service requirements were to significantly increase or if their creditworthiness were to become impaired for any reason, a tenant or any applicable guarantor may be at risk of violating certain financial or operating covenants under its leases or other agreements with us or other counterparties, or become unable or unwilling to satisfy its payment and other obligations under their leases or other agreements with us or other counterparties. The inability or unwillingness of a significant tenant to meet its payment or other obligations under a lease or other payment obligation with us could materially and adversely affect our business, financial condition, liquidity, or results of operations, including our ability to make distributions to our stockholders. Additionally, these obligations or the actual or potential failure to fulfill such obligations may limit our tenants' ability to fund their operations or development projects, raise capital, make acquisitions, and otherwise respond to competitive and economic changes by making investments to maintain and grow their portfolio of businesses and properties, which may adversely affect their competitiveness and the ability of their applicable subsidiaries and guarantors to satisfy their obligations to us under the applicable lease agreements and the related guarantees, respectively. Moreover, given the importance of our significant tenants to our business, a failure on the part of a significant tenant to maintain its business or financial performance or any deterioration of such tenant's creditworthiness could materially and adversely affect us, even in the absence of a default under our agreements with such tenant.

Due to our dependence on rental and other payments from our tenants as our primary source of revenue, we may be limited in our ability or willingness to enforce our rights and customary remedies under our lease agreements or other agreements with our tenants, or terminate such agreements or, due to our predominantly master lease structure, certain leases with respect to any particular property. Failure by one of our tenants to comply with the terms of their respective leases or to comply with the gaming regulations to which the leased properties are subject could result in, among other things, the termination of an applicable lease agreement, requiring us to find another tenant for such property or properties to the extent possible, or a decrease or cessation of rental payments by such tenant, as the case may be. In such event, we may lose our interest in a property subject to an applicable ground lease or be unable to locate a suitable, creditworthy tenant at similar rental rates or at all, which would have the effect of reducing our rental revenue and could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

***Financial difficulties experienced by any of our tenants, borrowers or guarantors, including their potential bankruptcy or insolvency, could result in defaults under, or requests to modify or terminate, their lease agreements, related guarantees or loan agreements, or otherwise have a material adverse effect on our business.***

We face credit risk from our tenants and borrowers, who may fail to meet their payment and other obligations to us under the applicable leases, loans and related guarantees. We cannot provide assurances that our tenants and borrowers will not default on their obligations and fail to make payments to us. If a tenant or borrower is unable to meet its financial obligations, including required payments to us, such inability may result in delayed rental or loan payments, failure by such tenant or borrower to fulfill their contractual obligations under their lease or loan agreement, such tenant or borrower seeking modifications to their lease or loan agreement, or such tenant's or borrower's bankruptcy or insolvency. In addition, in the event of a bankruptcy or default of one of our tenants, borrowers or their respective guarantors, our ability to enforce our contractual remedies, including any claim for damages under the applicable lease, loan agreement or guarantee, customary foreclosure, may not be paid in full.

Adverse developments affecting any of them, whether arising from conditions in the markets in which a tenant operates, the performance of such tenant's portfolio or individual properties therein, or broader economic or industry factors, could impair such tenant's ability to perform its obligations under its lease agreement with us. In such circumstances, a tenant could default on its obligations or, in advance thereof or in connection therewith, seek to modify or renegotiate its lease agreement with us, including with respect to economic provisions (such as rent escalators, base rental payments, capital expenditure requirements, or other provisions), covenants, or changes with respect to the composition of properties under the lease agreement (including the potential sale or disposition of such properties, whether to the tenant or other third parties). A tenant also could take other actions that could impact us, including seeking the ability to sell certain of its operations at our properties, electing not to renew its lease at maturity or pursuing a strategic transaction. Any such modification, non-renewal, strategic transaction or other action could materially and adversely affect our results of operations, the value of the underlying real estate or our ability to re-lease such real estate on comparable terms, or at all. These risks are heightened with respect to our larger tenants due to, among other things, the concentration of our revenues received from them. For example, market commentary has arisen regarding the performance of properties we lease to Caesars under the Caesars Regional Master Lease and the potential impact of such performance on the Company. This recent performance and related market narratives has adversely affected the market price of our common stock and may adversely affect our business and financial performance.

Furthermore, with respect to tenants whose obligations are guaranteed by a single guarantor (including Caesars and MGM), although such tenants' performance and payments are guaranteed, a default by the applicable tenant, or by the guarantor with respect to its guarantee, may cause a default under certain circumstances with regard to the entire portfolio covered by the respective lease agreements. In the event of such a default, there can be no assurances that the tenants or the guarantor would assume the applicable lease agreements or the related guarantees, and if such lease agreements or guarantees were rejected, the tenant or the guarantor, as applicable, may not have sufficient funds to pay the damages that would be owed to us as a result of the rejection and we might not be able to find a replacement tenant on the same or better terms. For these and other reasons, the bankruptcy of one or more of our tenants, borrowers or their respective guarantors could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

In addition, our business could be materially and adversely affected if, in the event that Caesars declares bankruptcy, a bankruptcy court re-characterizes certain components of our transactions with Caesars in connection with the merger between Eldorado Resorts, Inc. and Caesars in 2020 as a disguised financing transaction, specifically our modifications of the Caesars Las Vegas Master Lease to increase the annual rent payable to us associated with Caesars Palace Las Vegas and Harrah's Las Vegas. In the event of re-characterization, our claim under a lease agreement with respect to the additional rent acquired in the Caesars-Eldorado transaction could either be secured or unsecured. The bankrupt tenant and other affiliates of Caesars and their creditors under this scenario may have the ability to restructure the terms, including the amount owed to us under the applicable lease with respect to the additional rent, and, if approved by the bankruptcy court, we could be bound by the new terms and prevented from collecting such additional rent acquired in the Caesars-Eldorado transaction from the date of such approval, and our business, financial condition and results of operations could be materially and adversely affected.

***We are dependent on the gaming industry and may be susceptible to risks associated with it, including heightened competition, regulatory developments, changes in consumer behavior and discretionary spending, and the overall macroeconomic environment and outlook.***

As the landlord and owner of gaming facilities, we are impacted by risks associated with the gaming industry, which is characterized by a high degree of competition among a large number of industry participants, including brick and mortar casinos, riverboat casinos, video lottery, sweepstakes and poker machines not located in casinos, Native American gaming, and internet gaming, sports betting and other forms of gaming and betting in the United States, including emerging platforms such as prediction markets. These prediction markets, which allow users to wager on sports and other events under federal commodities regulation rather than state gaming oversight, have experienced rapid growth and currently operate in states where traditional sports betting remains illegal, creating potential competitive disadvantages for operators subject to state gaming licensing, taxation, and regulatory requirements. To the extent such platforms continue operating with reduced regulatory burdens, our tenants may face material competitive disadvantages that could directly impact their operating performance and, consequently, the rent we receive and the value of our properties. More broadly, gaming operators face competition from all manner of leisure and entertainment activities. Gaming competition is intense in most of the markets where our facilities are located, and may continue to increase as a result of, among other things, the expansion or improvement of facilities by existing market participants, the availability of additional licenses in a given jurisdiction, the entrance of new gaming participants into a market, increased internet gaming, sports betting, and trading on prediction markets, or legislative changes in various jurisdictions (including those relating to the foregoing). As competing properties and new markets are opened, our tenants' businesses may be adversely impacted and as a result we may be negatively impacted. Additionally, the casino entertainment industry represents a significant source of tax revenues to the various jurisdictions in which casinos operate. From time to time, various state and federal legislators and officials have proposed changes in tax laws, or in the administration of such laws, including increases in tax rates, which would affect our gaming tenants and the industry. If adopted, such changes could adversely impact the business, financial condition, results of operations and prospects of our gaming tenants, including our significant tenants, and the broader outlook for the gaming industry.

Historically, economic indicators such as GDP growth, consumer confidence and employment are correlated with demand for gaming, entertainment and leisure properties, including casinos and racetracks, and economic recessions, contractions or slowdowns have generally led to a decrease in discretionary spending on associated leisure activities. In addition, weakened general economic conditions such as, but not limited to, recessions, lackluster recoveries from recessions, contractions, high unemployment levels, higher income taxes, inflation, low levels of consumer confidence, weakness in the housing market, cultural and demographic changes, instability in global, national and regional economic activity and increased stock market volatility have historically adversely affected, and may continue to adversely affect, leisure and business travel, discretionary spending, consumer preferences, and other areas of economic behavior that directly impact the gaming industry and, as a result, may negatively impact our business, financial condition, and operating cash flows. Other factors over which we and our tenants have no control, including geopolitical conflicts, tariffs and trade barriers, public health crises, labor shortages, travel restrictions, supply chain disruptions and property closures, may also adversely affect the gaming industry.

As we are subject to risks inherent in substantial investments in a single industry, a decrease in the gaming business would likely have a greater adverse effect on us than if we owned a more diversified real estate portfolio, particularly because, among other things, a component of the rent under certain of the lease agreements will be based, over time, on the performance of the gaming facilities operated by our tenants within our properties. As a result of such dependence on the gaming industry, the immediate and long-term effects of the foregoing on the gaming industry could be material and adverse to our business, financial condition, liquidity, results of operations and prospects.

***Because a concentrated portion of our revenues are generated from the Las Vegas Strip, we are subject to greater risks than a company that is more geographically diversified.***

Our properties on the Las Vegas Strip generated approximately 49% of our total revenues for the year ended December 31, 2025 and we expect this concentration to continue in the foreseeable future. Therefore, our business may be significantly affected by risks common to the Las Vegas tourism industry, such as the impact of any events that limit or disrupt travel to and from Las Vegas (including the cost and availability of air services), work stoppages and other labor unrest, strikes, or other business interruptions. Moreover, due to the importance of our properties on the Las Vegas Strip, we may be disproportionately affected by general risks such as economic conditions, changing consumer behavior, severe weather and climate impacts (including heat stress, water stress and drought), natural disasters (including major fires, floods and earthquakes), declining domestic and international tourism, including as a result of tariffs, trade barriers, and political or diplomatic instability, and acts of terrorism, should such developments occur in or nearby, or otherwise impact, Las Vegas. Any such adverse changes could reduce domestic and international travel, including travel to Las Vegas and other markets in which our properties are located, and negatively impact discretionary consumer spending. Reduced travel demand or increased costs of travel could adversely affect visitation and operating performance at the properties operated by our tenants, particularly in destination markets such as Las Vegas. As a result of such geographic concentration of risks, the immediate and long-term effects of the foregoing could have a material and adverse effect on our business, financial condition, liquidity, results of operations, and prospects.

***Our pursuit of acquisitions of, and investments in, experiential assets and other strategic opportunities are in a highly competitive industry and may be unsuccessful or fail to meet our expectations, and we may not identify all potential costs and liabilities in connection with such acquisitions or investments.***

We intend to continue to pursue acquisitions of, and investments in, gaming, hospitality, wellness, entertainment and leisure sector properties and activities directly related thereto, which we refer to as "experiential assets", and the "experiential real estate sector", and other strategic opportunities. However, we operate in a highly competitive industry and face competition from other REITs, investment companies, private equity firms and hedge funds, sovereign funds, lenders, gaming companies and other investors, some of whom are larger and have greater resources, access to capital and lower costs of capital or different investment parameters. Increased competition and interest from other companies in investing in and acquiring gaming-entitled real estate will make it more challenging to identify and successfully capitalize on transaction opportunities that meet our investment objectives. If we cannot make investments in a sufficient quantity of gaming or other experiential properties (including the timely reinvestment of the proceeds from the repayment of our outstanding loans) at favorable prices, or if we are unable to finance transactions on commercially favorable terms, our business, results of operations and prospects could be materially and adversely affected. Additionally, the fact that we must distribute 90% of our REIT taxable income (other than net capital gains) in order to maintain our qualification as a REIT may limit our ability to rely upon rental payments from our leased properties or subsequently acquired properties in order to finance these strategic investments and transactions. As a result, if debt or equity financing is not available on acceptable terms, further transactions might be limited or curtailed.

Pursuant to our investment strategy, we have and may continue to make investments that involve entering into new asset classes or sectors, or utilize novel transaction structures such as strategic co-investment ventures, joint ventures, funds, and other forms of investment partnership. These new asset classes and transaction structures may have new, different or increased risks compared to what we are currently exposed to in our business and we may not be able to manage these risks successfully. In particular, such risks include potential impacts on our regulatory requirements, including our ability to maintain our REIT status; effectively navigating shared approval rights or governance with partners or investors whose economic interests may diverge from ours; addressing additional capital requirements or partner funding failures requiring us to contribute additional capital or raise funds or incur indebtedness on unfavorable terms; addressing contractual restrictions on our ability to transfer interests or exit investments when desired; and addressing potential disputes with partners that divert management attention and result in potential litigation, arbitration, or termination, and increased expenses. If we are not able to successfully manage the risks associated with such activity, it could have an adverse effect on our business, financial condition and results of operations.

Further, the investigation of such potential investments, transaction structures, and strategic alternatives, including financial analysis and underwriting, due diligence and negotiation, tax drafting, and execution of relevant agreements, requires substantial management time and attention and may impose substantial costs for financial advisors, accountants, attorneys and other advisors. If a specific transaction is delayed, terminated, does not otherwise proceed or is not consummated for any reason, including, in certain cases, litigation challenging such transaction or any other reason beyond our control, the costs incurred up to that point likely would not be recoverable and significant management time will have been lost, which could have a material adverse effect on us. Additionally, we may not identify all potential costs and liabilities in the course of our due diligence in connection with these opportunities. In the event that a cost or liability is not adequately identified in the course of such due diligence or addressed in the course of negotiating such transaction, we may not realize the anticipated benefit of such transaction, fully or at all, and our business, financial condition and results of operations could be adversely affected.

Even if we are able to acquire or invest in additional properties in the future, there is no guarantee that such properties will be able to maintain their historical performance or achieve their projected performance, which may prevent the ability of our tenants or borrowers to meet their obligations to us under the applicable agreements. In addition, our financing of these acquisitions and investments may involve our incurrence of substantial debt, which could negatively impact our cash flows and liquidity, or the issuance of new equity, which would be dilutive to existing stockholders. Due to market considerations and in light of the timing typically required to obtain regulatory approvals for gaming transactions, any such financing may take place substantially in advance of closing of such transaction (and the receipt of rent or other payments under a lease or other applicable agreement) and negatively impact our operating results during such period. In addition, we cannot make assurances that we will be successful in implementing our business and growth strategies or that any additional transactions will improve our financial performance or operating results. The failure to identify and acquire or invest in new properties effectively, the failure to complete transactions in a timely manner or at all, or the failure of any acquired properties to perform as expected, could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as our ability to make distributions to our stockholders.

***Our lending activities involve distinct risks compared to our acquisition and leasing of real estate, including with respect to development and construction loans for non-stabilized properties which carry additional risks, including cost overruns, completion delays, operational underperformance, and other issues that could have a material adverse effect on us.***

Certain of our debt investments are investments in development and construction loans. These loans typically involve future funding obligations and may be riskier than other types of loans as a result of potential cost overruns, construction delays and uncertainty as to the future financial performance of the underlying property. Further, under the terms of these loans, we may be obligated to fund all or a significant portion of such loans at one or more future dates, including on a delayed draw basis, and we may not have the funds available on attractive terms, or at all, at such time to meet our funding obligations under our funding commitments. If we fail to meet our funding obligations, we would likely be in breach of such obligations unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all, or make other arrangements.

Furthermore, there could be other adverse impacts associated with the funding of development, construction or pre-stabilization loans, including increased costs that the borrower is unable or unwilling to pay, and other negative consequences, up to and including a bankruptcy filing by the borrower if they fail to fund their portion of the development project or experience cost overruns or other negative developments that impair their ability to complete the project and commence operations. In addition, other negative developments including construction delays, disruptions in supply chains, cost increases associated with building materials and construction services, environmental and remediation efforts, and costs or difficulties associated with obtaining construction permits and complying with local regulations, availability and cost of labor, and cost overruns, as well as changes in the value of collateral during construction or prior to stabilization, may adversely affect our investments or our realization of the anticipated benefits from such investments. In addition, borrowers may not have access to capital, which in turn, may result in the borrower's inability to complete the project or, in the case of a construction loan, repay our loan in full or on a timely basis. In such cases, the borrower could default on its obligations or, in advance thereof or in connection therewith, seek to modify or renegotiate the terms of its loan agreement with us, including with respect to economic provisions, covenants, or other changes. Such borrowers could also take other actions that could impact us, including seeking to sell the development or operations, or other strategic action that does not align with our interests as a lender.

We may incur significant costs and liabilities in foreclosing on any property subject to a construction or development financing if the borrower fails to perform its obligations under the applicable loan and/or development documents, in addition to other costs and risks associated with completing construction of the property as described above. We may incur a significant loss selling or leasing the property if we are unable to do so on terms reasonably acceptable to us, or at all.

Any of the foregoing could materially and adversely affect the value of our investment, our ability to achieve the anticipated benefits of such investment, and our business, financial condition, results of operations, and prospects, as well as our ability to make distributions to our stockholders.

***We and our tenants face extensive regulation from gaming and other regulatory authorities, and our charter provides that any of our shares held by investors who are found to be unsuitable by state gaming regulatory authorities are subject to redemption, which may delay or prohibit a change in control.***

The ownership, operation, and management of gaming and racing facilities are subject to extensive regulation by one or more gaming authorities in each applicable jurisdiction where gaming and racing facilities are permitted. These regulations impact our gaming and racing tenants and persons associated with such facilities operating at our properties, which in many jurisdictions include us as the landlord and owner of the real estate. Gaming regulatory authorities also have broad powers with respect to the licensing of casino operations and may require us and/or our affiliates to maintain certain licenses or be found suitable as a landlord and certain of our stockholders, officers and directors may be required to be found suitable as well. Under certain circumstances, gaming authorities may revoke, suspend, condition or limit the gaming or other licenses of us or our tenants, impose substantial fines or take other actions, any one of which could adversely impact the business, financial condition, liquidity, and results of operations of us or our tenants. Additionally, gaming compliance issues in one jurisdiction may lead to reviews and compliance issues in other jurisdictions. The loss of gaming licenses by us could result in, among other things, an event of default under certain of our debt agreements, and cross-default provisions could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements.

Our outstanding shares of capital stock are held subject to applicable gaming laws. In many jurisdictions, gaming laws can require certain of our stockholders to file an application, be investigated, and qualify or have such person or entity's suitability determined by gaming authorities, and gaming authorities have very broad discretion in making such determinations. Gaming authorities may conduct investigations into the conduct or associations of our stockholders to ensure compliance with applicable standards. Many jurisdictions also require any person who acquires beneficial ownership of more than a certain percentage of voting securities of a gaming company and, in some jurisdictions, non-voting securities, typically 5% of a publicly traded company, to report the acquisition to gaming authorities, and gaming authorities may require such holders to apply for qualification, licensure or a finding of suitability, subject to limited exceptions for "institutional investors" that hold a company's securities for passive investment purposes only. Any person owning or controlling at least 5% of the outstanding shares of any class of our capital stock is required to promptly notify us of such person's identity and apply for qualification, licensure, finding of suitability, or an institutional investor waiver, as applicable. Some jurisdictions may also limit the number of gaming licenses in which a person may hold an ownership or a controlling interest. Our charter provides that all of our shares held by investors who are found to be unsuitable by regulatory authorities are subject to redemption upon our receipt of notice of such finding and, in some cases, we may be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we engage in certain transactions with that stockholder or fail to cause that stockholder to relinquish their securities.

Finally, certain corporate actions must be reported to, and in some cases approved by, certain gaming authorities in advance of a transaction, including substantially all material loans, significant acquisitions, leases, sales of securities and similar financing transactions by us and our subsidiaries, and changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise. As a result, entities seeking to acquire control of us or one of our subsidiaries (and certain of our affiliates) must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Failure to satisfy the stringent licensing standards may preclude such entities from acquiring an ownership or a controlling interest in us or one of our subsidiaries (and certain of our affiliates) and/or require the entities to divest such interest. If the consummation of a transaction by an entity seeking to acquire control of us or one of our subsidiaries is delayed or prohibited by regulatory authorities, we or our stockholders may be limited or otherwise unable to realize the benefits of the proposed transaction.

***Required regulatory approvals can delay or prohibit transfers of our gaming properties or the consummation of transactions, which could result in periods in which we are unable to receive rent related to, or otherwise realize the benefits of, such transactions.***

Tenants at our gaming properties are required to be licensed under applicable law in order to operate any of our properties as gaming facilities. The loss of gaming licenses by our tenants could result in, among other things, the cessation of operations at one or more of the facilities we lease to such tenants. As a result, if a lease agreement for a gaming property is terminated (which could be required by a regulatory agency) or expires, any new tenant must be licensed and receive other regulatory approvals to operate such property as a gaming facility. Any delay or inability of a new tenant to receive required licenses and other regulatory approvals from the applicable state and county government agencies may prolong the period during which the property is unoccupied and we are unable to collect the applicable rent. Further, in any such event, the property may not be permitted to continue to operate as a gaming facility and we may be unable to collect rent or transfer or sell the affected property as a gaming facility, which could materially adversely affect the fair value of the affected property. Given the highly regulated nature of the gaming industry, any future gaming transactions we enter into are likely to be subject to regulatory approval in one or more jurisdictions, including with respect to any transfers in ownership, operating licensure or other regulatory considerations. If the consummation of a transaction is delayed or prohibited by regulatory authorities, we may be limited or otherwise unable to realize the benefits of the proposed transaction, which may have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

***We are subject to additional risks from our investments located outside the United States or on tribal land.***

The value of the properties in which we invest or acquire in non-U.S. jurisdictions may be affected by factors specific to the laws and business practices of such jurisdictions, which may expose us to risks that are different from and in addition to those commonly found in the United States, including, but not limited to: (i) the burden of complying with non-U.S. laws, including land use and zoning laws or more stringent environmental laws; (ii) existing or new laws relating to the foreign ownership of real property and laws restricting our ability to repatriate earnings and cash into the United States; (iii) the potential for expropriation; (iv) adverse effects of changes in the exchange rate between U.S. dollars and foreign currencies in which revenue is generated at our properties outside the United States; (v) the imposition of adverse or confiscatory taxes, changes in income and other tax rates or laws and changes in other operating expenses in such foreign jurisdictions; (vi) possible challenges to the anticipated tax treatment of our revenue and our properties; (vii) the potential difficulty of enforcing rights and obligations in foreign jurisdictions; and (viii) our more limited experience and expertise in foreign countries relative to our experience and expertise in the United States. Properties and investments on tribal land are also subject to tribal laws, regulations, and governmental authority that may differ from federal and state frameworks, including with respect to land use, gaming regulation, taxation, and business practices.

In addition, certain of our investments, such as the North Fork loan, are secured by the property and assets of the borrower, including cash flows and revenues generated by the property, but excluding real property or any interests therein. Accordingly, investments where the underlying property is on tribal land may expose us to additional risks related to our ability to realize repayment of loaned amounts, the enforceability of contractual provisions, including limited waivers of sovereign immunity (to the extent applicable) and customary rights and remedies with respect to such investments or the assets secured as collateral, up to and including limitations on the ability to exercise customary foreclosure remedies in the event of a default. In addition, in the event of a foreclosure, the applicable borrower or its operating subsidiary may not be replaceable as operator of the gaming operations at such property and the assets of such borrower and its applicable subsidiaries may be insufficient to ensure payment in full to us of the amounts lent under such loan arrangements.

Under certain of our lease agreements, rent is payable in foreign currencies with respect to some or all of the properties under the applicable lease agreements. In addition, we have incurred and may continue to incur indebtedness that is denominated in foreign currencies to fund our international investments. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between these foreign currencies and the U.S. dollar. Exchange rates may fluctuate based on many factors, including domestic and international trade policies and the imposition of tariffs. A significant change in the value of the foreign currency of one or more countries where we have a significant investment or receive significant rental revenue may have a material adverse effect on our business and, specifically, our U.S. dollar-reported financial condition and results of operations. While we may enter into hedging and other derivatives instruments to mitigate our exposure to fluctuations in foreign exchange rates, we may not realize the anticipated benefits from these arrangements or these arrangements may be insufficient to mitigate our exposure.

***Our long-term, triple-net leases include rent escalations over specified periods that will generally continue to apply regardless of the amount of cash flows generated by the properties subject to such lease agreements, and such lease agreements may not result in fair market lease rates over time.***

All of our rental revenue and a substantial majority of our total revenue is generated from our long-term triple-net lease agreements, which typically feature longer lease terms, with a weighted average lease term (inclusive of extension options) of all of our lease agreements as of December 31, 2025 of 39.6 years. See Item 1 "Business-Our Lease Agreements" and Item 1 "Business-Our Relationship with Caesars and MGM" for additional information regarding such agreements. Our lease agreements typically contain annual escalation provisions, certain of which are tied to changes in CPI (or similar metrics with respect to other geographies), although these annual escalators in some cases do not apply until future periods. In addition, certain of these annual escalators are subject to a maximum cap, which could result in lower rent escalation than the actual CPI increase in a single year or over a longer period. For example, under the MGM Master Lease, the escalator is fixed at 2.0% for years two through ten of the MGM Master Lease and, for the remainder of the term, the escalator is the greater of 2.0% and CPI, subject to a 3.0% cap. Inflation as measured by changes in CPI increased at an average of 2.7% in 2025. Accordingly, there is a risk that contractual rental increases in future years may fail to match inflation rates or result in fair market rental rates over time. Sustained inflation rates that are above any CPI escalator cap could over time result in our receiving rental income below fair market lease rates, which could adversely impact the fair value of the assets and our business, financial condition, results of operations and prospects.

In addition, the annual rent escalations under the lease agreements over specified periods will generally continue to apply regardless of the amount of cash flows generated by the properties that are subject to such lease agreements. Accordingly, if the cash flows generated by such properties decrease, do not increase at the same rate as the rent escalations, or do not increase as anticipated, including in connection with any capital improvement projects (such as those financed through our Partner Property Growth Fund strategy), the rents payable under such lease agreements will over time comprise a higher percentage of the cash flows generated by the applicable tenant and/or guarantor, which could make it more difficult for them to meet their respective obligations to us under the lease agreements (and related guarantees, as applicable) or increase the likelihood that they request concessions or modifications to such obligations. Finally, our tenants may choose not to renew our lease agreements at the end of the initial lease term or any additional renewal term thereafter. If a lease agreement expires without renewal and we are not able to find one or more suitable, creditworthy replacement tenants on the same or more attractive terms, our business, financial condition, liquidity, results of operations and prospects may be materially and adversely affected, including our ability to make distributions to our stockholders at the then current level, or at all.

***Our ability to sell, dispose of and use our properties may be limited by the contractual terms of our lease agreements, tax protection agreements or other agreements with our tenants, or otherwise impacted by matters relating to our real estate ownership.***

Our ability to sell or dispose of our properties may be hindered by, among other things, the fact that such properties are subject to lease agreements, as the terms of each lease agreement require that a purchaser assume the applicable lease agreement or, in certain cases, enter into a severance lease for the sold property on substantially the same terms as contained in the applicable lease agreement, which may make our properties less attractive to a potential buyer than alternative properties that may be for sale. Additionally, our properties may be subject to use restrictions and/or operational requirements imposed pursuant to ground leases, restrictive covenants or conditions, reciprocal easement agreements or operating agreements or other instruments that could, among other things, adversely affect our ability to lease such properties, enforce our rights as a lender and otherwise realize additional value from these properties. In connection with certain of our transactions, including the MGP Transactions (as defined in Note 3 - Real Estate Transactions), we entered into tax protection agreements that could limit our ability to sell or otherwise dispose of the subject property or properties contributed to us, and we may enter into similar such agreements in the future. Therefore, although it may be in the best interests of our stockholders for us to sell a certain property, it may be economically prohibitive for us to do so during the specified protected period because of restrictions included within a tax protection agreement.

For example, in connection with the MGP Transactions, we entered into the MGM Tax Protection Agreement pursuant to which, subject to certain exceptions, we agreed to indemnify the Protected Parties (as defined in the MGM Tax Protection Agreement) for certain tax liabilities, during the Protected Period (as defined in the MGM Tax Protection Agreement), resulting from (i) the sale, transfer, exchange or other disposition of Protected Property (as defined in the MGM Tax Protection Agreement), (ii) a merger, consolidation, or transfer of all of the assets of, or certain other transactions undertaken by us pursuant to which the ownership interests of the Protected Parties in VICI OP are required to be exchanged in whole or in part for cash or other property, (iii) the failure of VICI OP to maintain approximately $8.5 billion of nonrecourse indebtedness allocable to the Protected Parties, which amount may be reduced over time in accordance with the MGM Tax Protection Agreement, and (iv) the failure of VICI OP or us to comply with certain tax covenants that would impact the tax liabilities of the Protected Parties. In addition, as sole owner of the MGM Grand/Mandalay Bay JV, we bear any indemnity under the tax protection agreement previously entered into with MGM, which is effective through mid-2029, with respect to built-in gain and debt maintenance related to MGM Grand Las Vegas and Mandalay Bay. In the event that we breach restrictions in these agreements, we will be liable for grossed-up tax amounts associated with the income or gain recognized as a result of such breach.

***We are exposed to risks related to certain of our properties that are subject to ground and use lease arrangements.***

We are and may in the future be the lessee under long-term ground lease arrangements at certain of our properties or make investments into properties that are subject to long-term ground lease arrangements. Many of these ground lease arrangements involve local municipalities, states and other governmental bodies as the applicable lessor, such as Century Mile Racetrack, Chelsea Piers New York, and MGM National Harbor. Unless we purchase a fee interest in the underlying land and/or buildings subject to the leases, we will not own such properties or portions of such properties, as the case may be. Unless the terms of these ground and use leases are extended prior to expiration, we will no longer have rights with respect to these properties or portions of these properties, as the case may be, upon expiration of the applicable ground leases, which could impact our tenant's ability to operate the property (to the extent the portions of property covered under the applicable ground and/or use lease are material to the operations of the property) and our rights and obligations under applicable lease agreements, which could adversely affect our business, financial condition and results of operations. Furthermore, payments under such leasehold interests may be periodically adjusted pursuant to the relevant contractual arrangements and may result in significantly higher rents, and while such payments are the responsibility of our tenants under the respective lease agreements, such increases could adversely affect us and our tenants' business, financial condition and results of operations. In addition, we may rely on our tenants at such properties to maintain compliance with the terms of any such ground or use lease. Additionally, due to the greater risk in a loan secured by a leasehold interest than a loan secured by a fee interest, we face risks related to our investments secured by a leasehold interest, including if the borrower were to default under the terms of our loan or violate the terms of such ground lease.

***We may elect not to, or not be able to, purchase properties pursuant to our rights under certain agreements, including put-call, call right, right of first refusal, right of first offer and similar agreements, including if we are unable to obtain financing on attractive terms, or at all.***

Pursuant to certain put-call, call right, right of first refusal, right of first offer and similar agreements, as further described in Item 1 "Business - Our Embedded Growth Pipeline", we have certain rights in connection with the potential or actual purchase or sale of properties covered by these agreements, subject to applicable terms and conditions. In many cases, the counterparties to these agreements are not obligated to sell the applicable properties and our right to purchase (or offer to purchase) these properties under these agreements may never be triggered. Additionally, in order to exercise these rights and any similar rights we obtain in the future, we would likely be required to secure additional financing and our substantial level of indebtedness or other factors could limit our ability to do so on attractive terms, or at all. If we are unable to obtain financing on terms acceptable to us, we may not be able to exercise these rights and acquire these properties. Further, each of these potential transactions remains subject to the terms and conditions of the applicable agreements, including with respect to due diligence, applicable regulatory approvals and customary closing conditions. In certain circumstances, we may elect not to exercise any such rights with respect to a given property.

***Our business is subject to risks associated with the potential sale or divestiture of properties or assets in the event we elect to pursue such sale or divestiture after an evaluation of our portfolio of businesses, including loss of revenue and lower-than-expected proceeds.***

From time to time, we may evaluate our properties and may, as a result, sell or attempt to sell, divest, or spin-off different properties or assets, subject, if applicable, to the terms of the applicable lease agreement. Any such sales or divestitures could affect our business, results of operations, and financial condition, including liquidity and our ability to comply with applicable financial covenants, as well as reduced revenue from the sold or divested properties. Divestitures have inherent risks, including possible delays in closing transactions (including as a result of difficulties in obtaining regulatory approvals), the risk of lower-than-expected sales proceeds for the divested assets, and potential post-closing claims for indemnification. In addition, economic conditions, such as high inflation or heightened interest rates, and relatively illiquid real estate markets may result in fewer potential bidders and unsuccessful sales efforts with respect to any potential sales or divestitures.

***Our properties and the properties securing our loans are subject to risks from natural disasters and other adverse or extreme weather conditions, including the physical effects of climate change.***

Our properties and the properties securing our loans are subject to risks from natural disasters, other adverse or extreme weather conditions, and associated casualty and condemnation risks. In particular, if any of these scenarios were to occur and result in physical damage to our properties, we may incur material costs to address any such damage and protect or restore such assets (to the extent not covered by our tenants under the terms of our leases or by applicable insurance coverage). Additionally, changes to applicable building and zoning laws, ordinances and codes since the initial construction of our properties may limit a tenant's ability or increase the cost of construction to restore the premises of a property to its previous condition (or to refurbish, expand or renovate such property to remain compliant) in the event of a substantial casualty loss with respect to the property. If any such developments occur, we may be unable to re-lease the space at a comparable effective rent or sell the property at an acceptable price, which may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, the effects of climate change may increase the frequency of significant or extreme weather events and result in other impacts, such as rising sea levels, water shortages, and increased average temperatures. With respect to our property portfolio, we believe that flooding, water stress/drought and heat stress pose the greatest material risk from the effects of climate change, although the nature and degree of these risks vary based on geographic location and other factors. For example, in Las Vegas and the surrounding region, a significant majority of water is sourced from the Colorado River and water levels in Lake Mead, which serves as a reservoir, have declined significantly in recent years and remained at reduced levels despite a partial recovery in 2023, with various regulatory bodies continuing to pursue water conservation initiatives. Severe drought or prolonged water stress experienced in Las Vegas and the surrounding region or in the other regions in which we own properties, as well as the potential impact of regulatory efforts to address such conditions, could adversely affect the business and financial results of the tenants operating at our properties in such regions.

Any natural disasters, adverse or extreme weather conditions, or other climate-related events may result in a decrease in demand and/or a decrease in rent for our properties located in the areas affected by these conditions or affect consumer behaviors, preferences and spending, which may adversely impact the viability of our tenants' operations and continued investment in our properties, our tenants' and borrowers' ability to fulfill their obligations to us, or the value of our properties and our ability to re-lease such properties in the future, all of which may materially adversely affect our business, financial condition, results of operations and prospects.

***Our business is subject to risks associated with environmental compliance, including as a result of climate change laws and regulations and the transition to a lower carbon economy, and potential costs and liabilities associated with such compliance may materially impair the value of certain real estate properties owned by us.***

As an owner of real property, we are subject to various federal, state and local environmental and health and safety laws and regulations. The assessment of the potential impact of climate change has influenced the activities of government authorities, the pattern of consumer behavior and other areas that impact the business environment. Certain jurisdictions in which our properties are located have enacted, plan to implement, or may in the future implement additional building and zoning laws, ordinances or codes relating to building performance standards, such as those intended to reduce energy emissions, which we may be subject to as the owner of record. Based on our most recent analysis completed in early 2025, twelve of our leased properties are currently subject to energy benchmarking and/or building performance standards due to their location. The promulgation of additional policies, laws or regulations relating to climate change by governmental authorities in the markets in which we own properties may result in, among other things, increased costs to adapt to the demands and expectations of climate change or lower carbon usage, retrofitting properties to be more energy efficient or comply with new rules or regulations, or other unforeseen costs, any of which could adversely impact the value of our properties and our or our tenants' businesses.

We do not operate or manage our properties subject to triple-net leases, although we may be held primarily or jointly and severally liable for costs relating to maintaining compliance with such laws, ordinances and codes or the investigation and clean-up of any property from which there has been a release or threatened release of a regulated material (including any damages or costs incurred by the government in connection with such contamination) as well as other affected properties, regardless of whether we knew of or caused the release. Under the lease agreements, our tenants are required to maintain compliance with applicable environmental laws (including applicable building and zoning laws, ordinances and codes) and to indemnify us for certain environmental liabilities (including environmental liabilities they cause); however the costs of such compliance or the amount of such liabilities could exceed the financial ability of the applicable tenant or guarantor to indemnify us. In addition, noncompliance with applicable laws, ordinances and codes or the presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease our properties, which could adversely affect our business, financial condition, liquidity, and results of operations.

New laws and regulations relating to sustainability and climate change may include specific disclosure requirements or other obligations that may require additional investments and implementation of new practices and reporting processes, all entailing additional compliance costs and risk. Our tenants' control of our leased properties (which is a fundamental component of the triple-net lease structure) presents challenges with respect to collecting property-level environmental data and metrics and implementing sustainability initiatives (including energy and emissions reduction), which may impact our ability to comply with certain regulatory requirements to which we are or may become subject. If we or our tenants are unable to comply with laws and regulations on climate change, we or they may incur fines and/or penalties and our reputation among our tenants, borrowers and investors may be damaged.

***We or our tenants may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expenses.***

Our lease agreements generally require that our tenants maintain comprehensive liability, property and business interruption insurance, although such coverage is subject to deductibles and limits on maximum benefits (including limitations on the coverage period for business interruption). When our or our tenants' current insurance policies expire, we or they, respectively, may encounter difficulty in obtaining or renewing insurance on our properties at the same levels of coverage and under similar terms. Such insurance may be more limited and for some catastrophic risks (for example, earthquake, flood and terrorism) may not be generally available at current levels or on commercially reasonable terms. Furthermore, our or our tenants' insurance premiums may increase as a result of factors outside our or their respective control, such as changes in the insurance industry or underwriting practices, increasing frequency of certain climate-related claims in one or more markets, or other effects of climate change.

In addition, there are certain losses, including losses from environmental liabilities (including the physical effects of climate change), terrorist acts or catastrophic acts of nature, that are not generally insured against in full or in part because it is not deemed economically feasible or prudent to do so. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss, and the insurance proceeds received might not be adequate to restore the economic position with respect to such property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also make it unfeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Furthermore, under such circumstances we may be required under the terms of the MGM Grand/Mandalay Bay JV CMBS loan agreement to contribute all or a portion of insurance proceeds to the repayment of such debt, which may prevent us from restoring such properties to their prior state. If the insurance proceeds (after any such required repayment) were insufficient to make the repairs necessary to restore the damaged properties to a condition substantially equivalent to their state immediately prior to the casualty, we or our tenants may not have sufficient liquidity to otherwise fund the repairs and may be required to obtain additional financing, which could materially and adversely affect our or our tenants' business, financial condition, liquidity, and results of operations. While the tenants under our leases generally indemnify, defend and hold us harmless for the foregoing liabilities, there can be no assurance that the respective tenant will be able to satisfy its obligations to us under the applicable lease agreement. In addition, in certain circumstances, our tenants may elect to reduce insurance coverage or self-insure with respect to certain potential losses, provided, in each case, that such insurance remains in compliance with the applicable terms of our lease agreements. As a result, we cannot make assurances that we or our tenants will be able to fully insure such losses or collect, fully or at all, on claims relating to the properties.

If one of our properties experiences a loss that is uninsured or exceeds policy coverage limits, we could lose the capital invested in the damaged property as well as the anticipated future cash flows from the property. In addition, even if damage to our properties is covered by insurance, a disruption of business caused by a casualty event may result in loss of revenue for our tenants as any business interruption insurance may not fully compensate them for such loss of revenue. If one of our tenants experiences such a loss, it may be unable to satisfy its payment obligations to us under its lease with us. If any of the foregoing were to occur, it could materially and adversely affect our business, financial condition, liquidity, and results of operations.

***Terrorist attacks or other acts of violence may affect our properties or our tenants' businesses and operations at such properties.***

Terrorist attacks or other acts of violence, including elevated crime rates, may result in declining economic activity or changes in consumer behavior, which could harm the demand for services offered by our tenants and the value of our properties or collateral (including through damage, destruction or loss) and make it difficult for us to renew or re-lease our properties to suitable, credit-worthy tenants at lease rates equal to or above historical rates. These events might erode business and consumer confidence and spending and result in increased volatility in national and international financial markets and economies. To the extent that any of our tenants or borrowers are affected by future terrorist attacks, acts of violence or crime, their business could be adversely affected, including their ability to continue to meet their obligations to us. Any one of these events might decrease demand for real estate, decrease or delay the occupancy of our properties, limit our access to capital, increase our cost of raising capital or otherwise materially and adversely affect our business, financial condition, liquidity, results of operations, and prospects.

***The loss of the services of key personnel could have a material adverse effect on our business.***

Our success and ability to grow depends, in large part, upon the leadership and performance of our executive management team, particularly our Chief Executive Officer, our President and Chief Operating Officer, our Chief Financial Officer and our General Counsel. Any unforeseen loss of our executive officers' services, or any negative market or industry perception with respect to them or arising from their loss, could have a material adverse effect on our business and prospects. We do not have key man or similar life insurance policies covering members of our executive management. We have employment agreements with our executive officers, but these agreements do not guarantee that any given executive will remain with us, and there can be no assurance that any such officers will remain with us. In addition, the appointment or replacement of certain key members of our executive management team may be subject to regulatory approvals based upon suitability determinations by gaming regulatory authorities in certain of the jurisdictions where our properties are located. If any of our executive officers is found unsuitable by any such gaming regulatory authorities, or if we otherwise lose their services, we would have to find alternative candidates and may not be able to successfully manage our business or achieve our business objectives, which could materially and adversely affect our business, financial condition, results of operations and prospects.

***We face risks associated with cybersecurity incidents and other significant disruptions of our information technology (IT) networks and related systems or those IT networks and systems of third parties.***

We use our own IT networks and related systems to access, store, transmit, and manage or support a variety of our business processes and information and face risks associated with cybersecurity incidents and other disruptions of our IT networks and related systems, including as a result of unauthorized access attempts, denial of service or intrusions over the internet, malware, ransomware or other extortion tactics, computer phishing attempts and other forms of social engineering, fraudulent schemes, other cybersecurity incidents, attacks, intentional or unintentional intrusions or interruptions. We have experienced cybersecurity events such as viruses, phishing attempts and attacks on our IT networks and related systems, although none of these events have had a material impact on our business, operations or financial results to date. These and future cybersecurity incidents or other disruptions may be caused by individuals within our organization, individuals outside our organization with authorized access, or by unauthorized individuals from outside our organization. The risk of such incidents, particularly through cyber attacks or intrusions, including by computer hackers, foreign governments and cyber terrorists, has generally continued to increase due to the growing number, intensity, and sophistication of attempted attacks and intrusions worldwide. Although we make efforts to maintain the security and integrity of our IT networks and related systems and have implemented various measures to manage these risks, there can be no assurance that our security efforts and measures will be effective or that attempted cybersecurity incidents or disruptions would not be successful or damaging to our operations. Further, these risks are exacerbated with the advancement and accessibility of artificial intelligence ("AI") technology, including the adoption of AI tools by us or by third parties. Threat actors may use AI technology and tools to develop new, more sophisticated attacks or automate or increase the frequency of such attacks. We use software and platforms designed to detect such cybersecurity threats, but these threats could become more sophisticated and harder to detect and counteract, which may pose significant risks to our data security and systems. An actual or suspected cybersecurity incident or significant disruption involving our IT networks and related systems could, among other things: (i) disrupt the proper functioning of our networks and systems; (ii) result in misstated financial reports, violations of financial and reporting covenants and/or missed reporting deadlines; (iii) lead to our inability to monitor or maintain compliance with applicable legal and regulatory requirements; (iv) result in unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information, which unauthorized parties could use for competitive purposes or disruptive, destructive or otherwise harmful outcomes; (v) require significant management attention and resources to address or mitigate any resulting impact; (vi) expose us to litigation, including claims for breach of contract, damages, credits, penalties or termination of certain agreements; (vii) subject us to regulatory scrutiny, including civil or criminal penalties, fines, injunctive orders, investigations, and enforcement actions; and (viii) damage our reputation among our tenants, borrowers and investors. Any or all of the foregoing could have a material adverse effect on our business, financial condition, results of operations, liquidity, and prospects, including the value of our common stock and our ability to make distributions. Additionally, increased regulation of data collection, use, and retention practices, including self-regulation and industry standards, changes in existing laws and regulations, enactment of new laws and regulations, increased enforcement activity, and changes in the interpretation of laws, could increase our compliance and operational costs or otherwise harm our business.

In the conduct of our business, we and our tenants rely on relationships with third parties, including cloud data storage and other information technology service providers, contractors, and other external business partners, for certain functions or services in support of key portions of our operations. These third-party entities are subject to similar risks relating to cybersecurity, business interruption, and systems and employee failures and a significant system failure or attack against such third-party service provider or partner could have a material adverse effect on our business. Certain of these third-party entities have experienced cybersecurity events such as viruses, phishing attempts, attacks and system failures, although none of these events to date have had a material impact on our business, operations or financial results. Although we may be entitled to damages in such event or if relevant third parties otherwise fail to satisfy their security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

We maintain cybersecurity insurance coverage, although there may be exceptions to our insurance coverage that result in our insurance policies not covering some or all aspects of a cybersecurity incident. Even where a cybersecurity incident is covered by our insurance, the insurance limits may not cover the costs of complete remediation and redress that may be required in the wake of a cybersecurity incident. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business, financial condition, results of operations, liquidity, and prospects, including the value of our common stock and our ability to make distributions. In addition, we cannot be sure that our existing insurance coverage (including coverage for errors and omissions) will continue to be available on acceptable terms, or at all, or that our insurers will not deny coverage for any future claim.

***Properties within our portfolio are, and properties that we may acquire in the future are likely to be, operated and promoted under certain trademarks and brand names that we do not own.***

The brands under which our properties are operated by our tenants, as well as the brands of businesses that also operate at our properties, are trademarks of their respective owners. In addition, properties that we may acquire in the future may be operated and promoted under these same trademarks and brand names, or under different trademarks and brand names we do not, or will not, own. During the term that our properties are managed by our tenants, we are reliant on our tenants to maintain and protect the trademarks, brand names and other licensed intellectual property used in the operation or promotion of the leased properties (including intellectual property of third parties operating at the property). Operation of the leased properties as well as our business and financial condition could be adversely impacted by infringement, invalidation, unauthorized use or litigation affecting any such intellectual property. Moreover, if any of our properties are rebranded unsuccessfully or do not benefit from comparable recognition or status under a different brand, or experience other operational or financial challenges in connection with such rebranding, it could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects. A management transition by one of our tenants could also affect such property's overall strategy and financial performance, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

***The market price and trading volume of shares of our common stock may be volatile.***

The market price of our common stock may be volatile as a result of a variety of factors, many of which are beyond our control, including: variations in our results of operations; changes in general economic conditions and market developments, including interest rates; geopolitical uncertainty; domestic and international trade policies; the imposition of tariffs; the economic outlook in markets in which our casinos are located and investor sentiment related to those markets; a decrease in domestic and international travel, including travel to Las Vegas and other markets in which our properties are located; adverse developments involving our tenants or borrowers; adverse third party or market commentary regarding us or our tenants or borrowers; market reaction to any additional capital we raise in the future; additions or departures of key personnel; equity issuances by us, future sales of substantial amounts of our common stock by stockholders, or the perception that such issuances or sales may occur; strategic actions taken by us, our competitors or our tenants; new laws or regulations; and failure to qualify as a REIT for U.S. federal income tax purposes. In addition, the stock markets generally may experience significant volatility, often unrelated to the operating performance of the individual companies whose securities are publicly traded. The trading volume in our common stock may fluctuate and cause significant price variations to occur. We cannot make assurances that the market price of our common stock will not fluctuate or decline significantly in the future. If the market price or trading volume of our common stock declines, you may be unable to resell your shares at a profit, or at all.

**Risks Related to Our Indebtedness and Financing**

***We have a substantial amount of indebtedness, and expect to incur additional indebtedness in the future. Our indebtedness exposes us to the risk of default under our debt obligations, increases the risks associated with a downturn in our business or in the businesses of our tenants, and requires us to use a significant portion of our cash to service our debt obligations.***

We have a substantial amount of indebtedness and debt service requirements. As of December 31, 2025, we had approximately $17.1 billion in long-term indebtedness, and we also had $2.4 billion of available capacity to borrow under the Revolving Credit Facility (as defined in Note 7 - Debt).

Payments of principal and interest under this indebtedness, or any other instruments governing debt we may incur in the future, may leave us with insufficient cash resources to pursue our business and growth strategies or to pay the distributions currently contemplated or necessary to qualify or maintain qualification as a REIT. Our substantial outstanding indebtedness or future indebtedness, and the limitations imposed on us by our debt agreements, could have other significant adverse consequences, including the following:

- we may be required to use a significant portion of our cash flow from operations for our required principal and interest payments and our cash flow may be insufficient to meet such payments;

- our vulnerability to adverse economic, industry or competitive developments may be increased;

- we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon transaction opportunities or fund future working capital, operational and other corporate needs;

- we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

- we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms or at a loss;

- the ability of VICI OP to distribute cash to us may be limited or prohibited, which would materially and adversely affect our ability to make distributions on our common stock;

- we may fail to comply with the covenants in our loan documents, which would entitle the lenders to accelerate payment of outstanding loans; and

- we may be unable to hedge floating rate debt, counterparties may fail to honor their obligations under our hedge agreements and these agreements may not effectively hedge interest rate fluctuation risk.

If any one of these events were to occur, our business, financial condition, liquidity, results of operations, cash flows and prospects could be materially and adversely affected, including our ability to satisfy our debt service obligations, pay distributions to our stockholders or refinance existing or future indebtedness.

***Uncertainty in the macroeconomic environment, including heightened interest rates and uncertainty regarding future interest rates, have and may continue to negatively affect us.***

Interest rates continue to fluctuate through recent periods of increased volatility. The current interest rate environment, including the extent to which interest rates will continue to be volatile (and the pace of such changes/volatility) and the impact of such environment with respect to our future indebtedness, is uncertain. The timing, number and amount of any future interest rate changes are uncertain, and interest rates are currently higher than they were when the Federal Reserve first raised interest rates beginning in 2022. Increased interest rates have increased our overall interest rate expense and may decrease our cash available for distribution and have a resulting adverse impact on our ability to pay distributions to our stockholders or pursue our long-term strategic objectives. In addition, in the current interest rate environment, new debt, whether fixed or variable, may be more expensive than debt that is being refinanced, which could, among other things, make the financing of any acquisition or investment more expensive, and we may be unable to incur new debt or replace maturing debt with new debt at equal or better interest rates. For example, in April 2025, we repaid $500.0 million in aggregate principal amount of 4.375% senior unsecured notes due 2025, and $800.0 million in aggregate principal amount of 4.625% senior unsecured notes due 2025 with the proceeds of the issuance of $400.0 million in aggregate principal amount of 4.750% Senior Notes due 2028 and $900.0 million in aggregate principal amount of 5.625% Senior Notes due 2035, resulting in a higher interest expense. In the event we continue to replace or refinance maturing debt with new debt at higher interest rates, our overall interest rate expense will continue to increase. Although we have previously used and currently use interest rate protection products, including forward starting interest rate swaps and U.S. Treasury Rate Locks, there is no assurance that we will continue to use such products in the future, we will utilize any of these products effectively or that such products will be available to us.

Further, the dividend yield on our common stock (i.e., the annualized distributions per share of our common stock as a percentage of the market price per share of our common stock) will influence the market price of such common stock. Thus, sustained periods of elevated market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield and, as a result, cause the market price of shares of our common stock to decline.

***Disruption in the equity and debt capital markets may adversely affect our ability to access external funding for our growth and ongoing debt service requirements.***

As a REIT, we are reliant on the equity and debt capital markets to finance our growth because we are required to distribute to our stockholders an amount equal to at least 90% of our taxable income (other than net capital gains) each year in order to maintain our qualification as a REIT. We expect to issue additional equity and incur additional indebtedness in the future to finance new asset acquisitions or investments, invest in our existing properties through our Partner Property Growth Fund strategy, refinance our existing indebtedness, or for general corporate or other purposes. Our access to financing (both equity and debt) on favorable terms, or at all, depends on a variety of factors, many of which are outside of our control, including general economic and market conditions, such as interest rate changes, inflation, economic recessions, contractions or slowdowns, our credit ratings and outlook, the willingness of lending institutions and other debt investors to grant credit to us and general conditions in the equity and credit markets, including price volatility, dislocations and liquidity disruptions.

In addition, when markets are volatile (including as a result of extended U.S. government shutdowns), access to equity and debt capital markets could be disrupted over an extended period of time and financial institutions may not meet their funding commitments to us. The failure of financial institutions to meet their funding commitments to us could have a material adverse effect on us, including as a result of making it difficult to obtain additional financing, or financing on favorable terms, that we may need for future growth and/or to refinance our existing indebtedness. We cannot assure you that we will be able to obtain the financing we need for the future growth of our business or to meet our debt service requirements (including refinancing our existing indebtedness), or that a sufficient amount of financing will be available to us on favorable terms, or at all.

### *Adverse changes in our credit ratings may affect our borrowing terms and capacity.*

Our outstanding debt is periodically rated by nationally recognized credit rating agencies. The credit ratings are based upon our operating performance, liquidity and leverage ratios, overall financial condition, tenant concentration, the financial performance and credit worthiness of our tenants, and other factors viewed by the credit rating agencies as relevant to both our industry and the economic outlook. Although all three national credit rating agencies currently rate us and our outstanding indebtedness as investment grade with a stable outlook, these are subject to change at any time and there is no guarantee that we will be able to maintain such credit ratings, which may affect the amount of capital we can access, as well as the terms of any financing we obtain, and there is no guarantee that we will realize increased access to capital or improved terms with respect to any financing we obtain as a result of credit rating upgrades (or that we will be able to maintain such upgraded credit ratings). Because we rely in part on debt financing to fund growth, an adverse change in our credit ratings, including actual changes and changes in outlook, or even the initiation of a review of our credit ratings that could result in an adverse change, could have a material adverse effect on our business, financial condition, results of operations, and prospects.

### *A breach or default of covenants in our debt agreements could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects.*

The agreements governing our indebtedness contain customary covenants, including restrictions on our ability to incur additional debt, sell certain assets and restrict certain payments, among other things. We are also required to comply with certain financial maintenance covenants. A breach of any covenant under these agreements could result in an event of default. Cross-default provisions in our debt agreements could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, our debt holders could elect to declare all outstanding debt under such agreements to be immediately due and payable. Defaults under our debt instruments could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects.

### *We have engaged and may engage in hedging or other derivative transactions that may limit gains or result in losses.*

We use derivatives from time to time to hedge certain of our liabilities, which may include anticipated liabilities, interest rate risk and foreign currency risk. This has certain risks, including losses on a hedge position, which may reduce the return on our investments or increase the cost of financing (including transaction fees or breakage costs) intended to be hedged by such position. Any such losses or reduced gains from these derivatives may exceed the amount invested in such instruments or otherwise adversely affect our business, financial condition and results of operations. In addition, although the counterparties of these arrangements are major financial institutions, we are exposed to credit risk in the event of non-performance or default by the counterparties.

### *Future incurrences of debt, which would be senior to our shares of common stock upon liquidation, and/or issuance of preferred equity securities, which may be senior to our shares of common stock for purposes of distributions or upon liquidation, could adversely affect the market price of our common stock.*

We may in the future attempt to increase our capital resources by incurring additional debt or issuing preferred shares. If a liquidation event were to occur, holders of our debt securities and preferred shares and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our shares of common stock. In addition, shares of preferred stock, if issued, would likely limit our ability to make liquidating or other distributions to the holders of shares of our common stock under certain circumstances. Our decision to issue debt securities, incur other forms of indebtedness or to issue additional common stock or preferred stock in the future will depend on future developments, market conditions and other factors beyond our control, accordingly we cannot predict or estimate the amount, timing, nature or success of our future offerings. In addition, we expect to repay or refinance our existing indebtedness as it approaches maturity. Thus, our stockholders bear the risk of our issuing senior securities, incurring other senior obligations or issuing additional common stock in the future, which may reduce the market price of shares of our common stock, reduce cash available for distribution to common stockholders or dilute their stockholdings in us.

**Risks Related to Our Status as a REIT**

***We may incur adverse tax consequences if we have failed or fail to qualify as a REIT for U.S. federal income tax purposes.***

We have operated, and intend to continue to operate, in a manner that we believe allows us to qualify as a REIT for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"). However, qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. In order to qualify as a REIT, we must satisfy certain asset, income, organizational, distribution, stockholder ownership and other requirements on an ongoing basis. Our REIT status is also dependent upon the ongoing and historic qualification of subsidiary entities qualifying as REITs or taxable REIT subsidiaries, as applicable. Furthermore, the determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT.

If we lose our REIT status, or are determined to have lost our REIT status in a prior year, such loss or failure would have a material and adverse effect on us. Additionally, we will face material tax consequences that would substantially reduce our cash available for distribution, including cash available to pay dividends to our stockholders, because:

- we would be subject to U.S. federal income tax and state and local income taxes on our net income at regular corporate rates for the years we did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing our taxable income);

- for tax years beginning after December 31, 2022, we would possibly also be subject to certain taxes enacted by the Inflation Reduction Act of 2022 that are applicable to non-REIT corporations, including the corporate alternative minimum tax and the nondeductible one percent excise tax on certain stock repurchases;

- unless we are entitled to relief under applicable statutory provisions, neither we nor any "successor" corporation, trust or association could elect to be taxed as a REIT until the fifth taxable year following the year during which we were disqualified;

- if we were to re-elect REIT status, we would have to distribute all earnings and profits from non-REIT years before the end of the first new REIT taxable year; and

- for the five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, we would be subject to corporate-level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Even if we retain our REIT status, if MGP, which merged into our existing subsidiary pursuant to the MGP Transactions, loses its REIT status for a taxable year ending on or before the effective time of the MGP Transactions, we would be subject to adverse tax consequences that would substantially reduce our cash available for distribution, including cash available to pay dividends to our stockholders, because:

- unless we are entitled to relief under applicable statutory provisions, VICI, as the "successor" by merger to MGP for U.S. federal income tax purposes, could not elect to be taxed as a REIT until the fifth taxable year following the year during which MGP was disqualified;

- VICI, as the successor by merger to MGP, would be subject to any corporate income tax liabilities of MGP, including penalties and interest;

- assuming that we otherwise maintained our REIT qualification, we would be subject to corporate-level tax on the built-in gain in each asset of MGP existing at the time of the MGP Transactions if we were to dispose of such MGP asset during the five-year period following the MGP Transactions; and

- assuming that we otherwise maintained our REIT qualification, we would succeed to any earnings and profits accumulated by MGP for taxable periods that it did not qualify as a REIT, and we would have to pay a special dividend and/or employ applicable deficiency dividend procedures (including interest payments to the IRS) to eliminate such earnings and profits (or if we do not timely distribute those earnings and profits, we could fail to qualify as a REIT).

In addition, if there is an adjustment to MGP's taxable income or dividends paid deductions, we could elect to use the deficiency dividend procedure in order to maintain MGP's REIT status. That deficiency dividend procedure could require us to make significant distributions to our stockholders and to pay significant interest to the IRS.

As a result of these factors, our failure or MGP's failure (before the MGP Transactions) to qualify as a REIT could impair our ability to expand our business and raise capital, and would materially adversely affect the market value of our common stock.

***Complying with REIT requirements may cause us to liquidate or forgo otherwise attractive opportunities and limit our expansion opportunities, or otherwise adversely affect our ability to execute our business plan.***

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, (i) our sources of income, (ii) the nature and diversification of our assets, (iii) the amounts we distribute to our stockholders and (iv) the ownership of our stock. In order to meet these tests, we may be required to forgo investments we might otherwise make or liquidate investments from our portfolio that otherwise would be considered attractive. In addition, in order to satisfy the minimum distribution requirements applicable to REITs, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, which could require us to raise capital on unfavorable terms, sell assets at disadvantageous prices, distribute amounts that would otherwise be invested in future acquisitions or issue dividends in the form of shares of our common stock. These actions could reduce our income and amounts available for distribution to our stockholders, and may hinder our ability to grow, which could adversely affect the market price of our common stock.

***If VICI OP fails to qualify as a partnership for U.S. federal income tax purposes, we would fail to qualify as a REIT and suffer other adverse tax consequences.***

We believe that VICI OP has been organized and operated in a manner so as to be treated for U.S. federal income tax purposes as a partnership and not as an association or as a publicly traded partnership taxable as a corporation. As a partnership, VICI OP is not subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be allocated that partner's share of the operating partnership's income. No assurance can be provided, however, that the IRS will not challenge VICI OP's status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating VICI OP as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Additionally, the failure of VICI OP to qualify as a partnership would cause it to become subject to U.S. federal corporate income tax, which would reduce significantly the amount of cash available for distribution to its partners, including us.

***Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.***

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state, local, and foreign taxes on our income and assets, including taxes on any undistributed income and state, local or foreign income, property and transfer taxes. For example, in order to meet the REIT qualification requirements, we currently hold and expect in the future to hold some of our assets and conduct certain of our activities through one or more taxable REIT subsidiaries or other subsidiary corporations that will be subject to federal, state, local, and foreign corporate-level income taxes as regular C corporations (i.e., corporations generally subject to corporate-level income tax under Subchapter C of Chapter 1 of the Code). In addition, we may incur a 100% excise tax on transactions with a taxable REIT subsidiary if they are not conducted on an arm's length basis. Any of these taxes would decrease cash available for distribution to our stockholders.

***Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.***

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Generally, income from certain hedging transactions will be excluded from "gross income" for purposes of the 75% and 95% gross income tests that apply to REITs if the instrument hedges interest rate risk on liabilities used to carry or acquire real estate assets or manages the risk of certain currency fluctuations, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both gross income tests. As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a taxable REIT subsidiary, which could increase the cost of our hedging activities because the taxable REIT subsidiary would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear.

***The cash available for distribution to stockholders may not be sufficient to pay dividends at expected levels, nor can we make assurances of our ability to make distributions in the future. We may use borrowed funds to make distributions.***

If cash available for distribution is less than the amount necessary to make cash distributions, our inability to make the expected distributions could have a material adverse effect on our business, including a decrease in the market price of our common stock. All distributions will be made at the discretion of our Board of Directors and will depend upon various factors, including, but not limited to: our historical and projected financial condition, cash flows, results of operations and REIT taxable income, limitations contained in financing instruments, debt service requirements, operating cash inflows and outflows, including capital expenditures and acquisitions, limitations on our ability to use cash generated in one or more taxable REIT subsidiaries, if any, to fund distributions and applicable law. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits in the future, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder's adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder's adjusted tax basis in our common stock. To the extent that such distributions exceed the adjusted tax basis of a holder's shares, they will be treated as gain from the sale or exchange of such stock. If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. For purposes of satisfying the minimum distribution requirement to qualify for and maintain REIT status, our REIT taxable income will be calculated without reference to our cash flow. Consequently, under certain circumstances, we may not have available cash to make our required distributions, and we may need to raise additional equity or debt in order to fund our intended distributions, or we may distribute a portion of our distributions in the form of our common stock or debt instruments, which could result in dilution or higher leverage, respectively. While the IRS has issued a revenue procedure indicating that certain distributions that are made partly in cash and partly in stock will be treated as taxable dividends that would satisfy that REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes, no assurance can be provided that we will be able to satisfy the requirements of the revenue procedure. Therefore, it is unclear whether and to what extent we will be able to make taxable dividends payable in-kind. In addition, to the extent we were to make distributions that include our common stock or debt instruments, a stockholder of ours will be required to report dividend income as a result of such distributions even though we distributed no cash or only nominal amounts of cash to such stockholder.

***In the event that we recognize a significant gain from cash settlement of a forward sale agreement, the U.S. federal income tax treatment of the cash that we receive in such instance is unclear and could impact our ability to meet the REIT qualification requirements.***

We enter into forward sale agreements from time to time and, subject to certain conditions, we have the right to elect physical, cash or net share settlement under these agreements at any time and from time to time, in part or in full. In the event that we elect to settle a forward sale agreement for cash and the settlement price is below the forward sale price, we would be entitled to receive a cash payment from the applicable forward purchaser(s). Under Section 1032 of the Code, generally, no gains and losses are recognized by a corporation in dealing in its own shares, including pursuant to a "securities futures contract," as defined in the Code by reference to the Exchange Act. Although we believe that any amount received by us in exchange for our shares of common stock would qualify for the exemption under Section 1032 of the Code, because it is not entirely clear whether a forward sale agreement qualifies as a "securities futures contract," the U.S. federal income tax treatment of any cash settlement payment we receive is uncertain. In the event that we recognize a significant gain from the cash settlement of a forward sale agreement, we might not be able to satisfy the gross income requirements applicable to REITs under the Code. If we were to fail to satisfy one or both of the gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we were entitled to relief under certain provisions of the Code. If these relief provisions were inapplicable, we would not qualify to be taxed as a REIT.

***Changes to the U.S. federal income tax laws or global tax laws could have a material and adverse effect on us or our stockholders.***

U.S. federal income tax laws governing REITs and other corporations and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect, which could have a material and adverse effect on us or our stockholders. We cannot predict whether, when, to what extent or with what effective dates new U.S. federal tax laws, regulations, interpretations or rulings will be issued. Prospective investors are urged to consult their tax advisors regarding the effect of potential changes to the U.S. federal tax laws on an investment in our common stock. In addition, changes to global tax laws could have a material and adverse effect on us or our stockholders.

**Risks Related to Our Organizational Structure**

***VICI is a holding company with no direct operations and relies on distributions received from VICI OP to make distributions to its stockholders.***

VICI is a holding company and conducts its operations through direct and indirect subsidiaries, including VICI OP and VICI Golf. VICI does not have, apart from the units that it owns in VICI OP and VICI Golf, any independent operations. As a result, VICI relies on distributions from VICI OP to make any distributions to its stockholders it might declare on its common stock and to meet any of its obligations, including any tax liability on taxable income allocated to it from VICI OP (which might not be able to make distributions to VICI equal to the tax on such allocated taxable income). In turn, the ability of subsidiaries of VICI OP to make distributions to VICI OP, and therefore, the ability of VICI OP to make distributions to VICI, depends on the operating results of these subsidiaries and VICI OP and on the terms of any financing arrangements they have entered into. In addition, because VICI is a holding company, claims of common stockholders of VICI are structurally subordinated to all existing and future liabilities and other obligations (whether or not for borrowed money) and any preferred equity of VICI OP and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, VICI's assets and those of VICI OP and its subsidiaries will be available to satisfy the claims of VICI common stockholders only after all of VICI's, VICI OP's and its subsidiaries' liabilities and other obligations and any preferred equity of any of them have been paid in full.

VICI OP may, in connection with its acquisition of additional properties or otherwise, issue additional common units or preferred units to third parties. Such issuances would reduce VICI's ownership in VICI OP. Because stockholders of VICI do not directly own common units or preferred units of VICI OP, they do not have any voting rights with respect to any such issuances or other partnership level activities of VICI OP.

***Certain provisions in our charter and bylaws, as well as certain provisions of Maryland law, may delay, defer or prevent an acquisition of our common stock or a change in control.***

Certain provisions of our charter and bylaws and the Maryland General Corporation Law ("MGCL") could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stockholders or otherwise be in their best interests, including the following:

• *Our charter contains restrictions on the ownership and transfer of our stock to maintain our qualification as a REIT.* Subject to certain exceptions, our charter prohibits any stockholder from owning beneficially or constructively, with respect to any class or series of our capital stock, more than 9.8% (in value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of such class or series of our capital stock. Under the constructive ownership rules of the Code, outstanding stock owned by a group of related individuals or entities may be deemed to be constructively owned by one individual or entity. As a result, the acquisition of 9.8% or less of the outstanding shares of a class or series of our stock by an individual or entity could cause that individual or entity or another individual or entity to own constructively in excess of the relevant ownership limits. Our charter provides that our Board of Directors may grant exceptions to the 9.8% ownership limit, subject in each case to certain initial and ongoing conditions designed to protect our status as a REIT. These ownership limits may prevent a third party from acquiring control of us if our Board of Directors does not grant an exemption from the ownership limits, even if our stockholders believe the change in control is in their best interests. An exemption from the 9.8% ownership limit has previously been granted to certain stockholders, and our Board of Directors may in the future provide exceptions to the ownership limit for other stockholders, subject to the aforementioned initial and ongoing conditions designed to protect our status as a REIT.

Among other restrictions on ownership and transfer of shares, our charter also prohibits any person from owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. Any attempt to own or transfer shares of our common stock or of any of our other capital stock in violation of these restrictions may result in the shares being automatically transferred to a charitable trust or may be void.

• *Our Board of Directors has the power to cause us to issue and authorize additional shares of our capital stock without stockholder approval.* Our Board of Directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our Board of Directors may establish a class or series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

• *Certain provisions of Maryland law may limit the ability of a third party to acquire control of us.* Certain provisions of the MGCL may have the effect of inhibiting a third party from acquiring us or of impeding a change of control under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then prevailing market price of such shares, including (i) "business combination" provisions that, subject to additional terms and limitations, prohibit certain business combinations between an "interested stockholder" (or affiliate) and us for five years after the most recent date on which the stockholder becomes an interested stockholder; and (ii) "control share" provisions that provide that holders of "control shares" of our company have no voting rights with respect to "control shares" except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter, excluding all votes entitled to be cast by the acquirer of control shares, and by any of our officers and employees who are also our directors.

Our charter provides that, notwithstanding any other provision of our charter or our bylaws, the Maryland Business Combination Act (Title 3, Subtitle 6 of the MGCL) does not apply to any business combination between us and any interested stockholder or any affiliate of any interested stockholder of ours and that we expressly elect not to be governed by the provisions of Section 3-602 of the MGCL in whole or in part. Pursuant to the MGCL, our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. There can be no assurance that any of these provisions of our charter or bylaws will not be amended or eliminated at any time in the future.

Additionally, provisions of Title 3, Subtitle 8 of the MGCL permit a Maryland corporation such as the Company, by action of its board of directors and without stockholder approval and regardless of what is provided in the charter or bylaws, to elect to avail itself of certain takeover defenses, such as a classified board, unless the charter or a resolution adopted by the board of directors prohibits such election. Our charter provides that we are prohibited from making any such election unless first approved by our stockholders by the affirmative vote of a majority of all votes entitled to be cast on the matter.

Our charter, our bylaws, and Maryland law also contain other provisions that may delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

## ITEM 1B. Unresolved Staff Comments

None.

## ITEM 1C. Cybersecurity

### Cybersecurity Program

Our cybersecurity and information technology ("IT") program includes a number of safeguards, such as network segmentation, conditional analysis, external threat monitoring, access and authentication controls, incident response planning and testing of controls and procedures. We assess for internal and external vulnerabilities through the use of quarterly vulnerability scanning, annual third-party penetration testing and periodic cybersecurity maturity assessments. The results from these assessments are comprehensively addressed based on risk priority and are used to continually improve our cybersecurity risk posture.

We use a risk-based approach with respect to our use and oversight of third-party service providers, tailoring processes according to the nature and sensitivity of the data accessed, processed, or stored by such third-party service provider and performing additional risk screenings and procedures, as appropriate. We use a number of means to assess cyber risks related to our third-party service providers, including vendor questionnaires, conducting due diligence in connection with onboarding new vendors, ongoing monitoring and annual due diligence with respect to key third-party vendors. We also seek to collect and assess cybersecurity audit reports and other supporting documentation when available.

Our employees receive regular cybersecurity training to address a broad range of key and emerging issues. In addition, we provide additional periodic training modules to address emerging threats or trends within the cybersecurity environment, perform regular simulated phishing exercises and require comprehensive cybersecurity training for all new employees.

### Process for Assessing, Identifying and Managing Material Risks from Cybersecurity Threats

We utilize expert cybersecurity independent consultants, including a contracted Chief Information Security Officer ("CISO") and additional third-party managed service providers, who work with and report to our Vice President of Accounting and Administration ("VPAA") to identify potential risks from cybersecurity threats and proactively mitigate their potential impact. The CISO and related team have extensive experience in assessing, detecting, responding and mitigating cybersecurity risk, including holding several different relevant certifications as well as extensive experience in assessing and mitigating cybersecurity risks.

The CISO and his related team perform regular assessments and vulnerability tests and work with other third-party service providers to perform penetration testing and periodic cyber maturity assessments on our behalf through our Enterprise Risk Management ("ERM") framework. Our CISO and related team work with our VPAA and third-party managed service provider to manage IT troubleshooting and user experience.

We perform specific cybersecurity risk assessments, which are informed by our ongoing vulnerability assessments, external penetration testing and cybersecurity maturity assessments, among other items. Additionally, cybersecurity and IT is also an element of the ERM assessment performed by management on an annual basis, with quarterly reassessments, under the supervision of the Audit Committee and Board of Directors.

In the event of a cybersecurity incident, we maintain a regularly tested incident response program, including response playbooks specifically designed to address our areas of higher risk. Pursuant to our escalation protocols, designated personnel, including our CISO and VPAA, along with appropriate members of our management and executive team, are responsible for assessing the severity/priority of a cybersecurity incident and associated threat, containing the threat, and remediating the threat, including recovery of data and access to systems, analyzing any reporting obligations associated with the incident, and performing post-incident analysis and program enhancements. We also maintain cybersecurity insurance coverage; for more information regarding cybersecurity insurance, see "Item 1A. Risk Factors".

**Governance**

Our Audit Committee, in connection with the Board of Directors, maintains oversight of our ERM framework, including oversight over our cybersecurity and information technology policies and programs.

The CISO and VPAA meet with our IT Executive Committee, comprised of all of our executive officers, on at least a quarterly basis to oversee our cybersecurity and IT framework and more frequently in the event of significant cybersecurity developments. Our management team, including our CISO, updates the Audit Committee and Board of Directors at least twice a year with respect to key developments and updates relating to our cybersecurity and IT infrastructure and the overall threat environment, including recent and emerging trends. With respect to significant cybersecurity events or incidents, the VPAA, along with the IT Executive Committee, reports to the Board of Directors promptly in accordance with our escalation protocols, as appropriate, depending on the nature of the events.

**Cybersecurity Risks**

To date, we have not experienced any material risks from cybersecurity threats, including as a result of any previous cybersecurity incidents or threats, that have materially affected the business strategy, results of operations or financial condition of the Company or are reasonably likely to have such a material effect. However, evolving cybersecurity threats make it increasingly challenging to anticipate, detect, and defend against cybersecurity threats and incidents. For more information regarding cybersecurity risks, see "Item 1A. Risk Factors".

## ITEM 2.      Properties

Our geographically diverse portfolio consists of 93 experiential assets as of December 31, 2025, consisting of 54 gaming properties and 39 other experiential properties across the United States and Canada, including Caesars Palace Las Vegas, MGM Grand and the Venetian Resort, three of the most iconic entertainment facilities on the Las Vegas Strip, approximately 33 acres of undeveloped or underdeveloped land on and adjacent to the Las Vegas Strip that is leased to Caesars and four championship golf courses located near certain of our properties, two of which are in close proximity to the Las Vegas Strip.

See Item 1 - "Business - Our Properties" for further information pertaining to our properties.

## ITEM 3.      Legal Proceedings

In the ordinary course of business, from time to time, we may be subject to legal claims and administrative proceedings. As of December 31, 2025, we are not subject to any litigation that we believe could have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations, liquidity or cash flows.

## ITEM 4.      Mine Safety Disclosures

Not applicable.

# PART II

### ITEM 5.    Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

**VICI Properties Inc.**

*Market Information*

Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "VICI."

*Holders*

As of February 24, 2026, there were 1,068,737,299 shares of common stock issued and outstanding that were held by 350 stockholders of record. The number of stockholders of record does not include beneficial owners of shares registered in nominee or street name.

*Distribution Policy*

VICI intends to make regular quarterly distributions to holders of shares of its common stock. Any distributions will be at the sole discretion of its Board of Directors, and the form, timing and amount of such distributions, if any, will depend upon a number of factors, including VICI's actual and projected results of operations, Funds From Operations ("FFO"), Adjusted Funds From Operations ("AFFO"), liquidity, cash flows and financial condition, the revenue it actually receives from its properties, operating expenses, debt service requirements, capital expenditures, prohibitions and other limitations under its financing arrangements, REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as VICI's Board of Directors deems relevant. For more information regarding risk factors that could materially and adversely affect us and our ability to make cash distributions refer to "Part I – Item 1A. Risk Factors".

VICI intends to make distributions to its stockholders to comply with the REIT requirements of the Code and to avoid or otherwise minimize paying entity-level federal or excise tax (other than at any TRS). Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income (with certain adjustments), determined without regard to the dividends paid deduction and excluding any net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains.

*Recent Sales of Unregistered Securities*

VICI did not sell any unregistered equity securities during the year ended December 31, 2025.

*Issuer Repurchases of Equity Securities*

During the three months ended December 31, 2025, VICI did not repurchase any equity securities registered pursuant to Section 12 of the Exchange Act.

*Registered Offering of Securities - Use of Proceeds*

Not applicable.

**VICI Properties LP**

*Market Information*

There is no established public trading market for limited partnership units of VICI LP.

*Holders*

As of February 24, 2026, there was one holder of record of limited partnership units of VICI LP.

*Distribution Policy*

VICI LP intends to make regular quarterly distributions to holders of its units. Any distributions will be at VICI LP's sole discretion, and the form, timing and amount of such distributions, if any, will depend upon a number of factors, including VICI LP's actual and projected results of operations, FFO, AFFO, liquidity, cash flows and financial condition, the revenue it actually receives from properties, operating expenses, debt service requirements, capital expenditures, prohibitions and other limitations under its financing arrangements, REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as VICI's Board of Directors deems relevant.

VICI LP intends to make distributions to its unit holders to comply with the REIT requirements of VICI and to avoid or otherwise minimize paying entity level federal or excise tax.

### Recent Sales of Unregistered Securities

VICI LP did not sell any unregistered equity securities during the year ended December 31, 2025.

### Issuer Repurchases of Equity Securities

During the three months ended December 31, 2025, VICI LP did not repurchase any equity securities registered pursuant to Section 12 of the Exchange Act.

### Registered Offering of Securities - Use of Proceeds

Not applicable.

### Stock Performance Graph

The graph below compares our cumulative total stockholder return for the period from December 31, 2020 to December 31, 2025 on our common stock with the cumulative total returns of the S&P 500 Index and the MSCI US REIT index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends as required by the SEC) from December 31, 2020 until December 31, 2025. The return shown on the graph is not necessarily indicative of future performance.

The following performance graph shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, nor shall this information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into a filing.

## Comparison of Cumulative Total Returns
## for the Period from December 31, 2020 to December 31, 2025



| Company / Index | 12/31/20 | 12/31/21 | 12/31/22 | 12/31/23 | 12/31/24 | 12/31/25 |
|---|---|---|---|---|---|---|
| VICI Properties Inc. | $ 100.0 | $ 123.8 | $ 139.9 | $ 145.0 | $ 140.6 | $ 143.1 |
| MSCI US REIT Index | $ 100.0 | $ 143.1 | $ 108.0 | $ 122.9 | $ 133.6 | $ 137.5 |
| S&P 500 | $ 100.0 | $ 128.7 | $ 105.4 | $ 133.0 | $ 166.3 | $ 196.0 |

**ITEM 6.**     **[Reserved.]**

**ITEM 7.**     **Management's Discussion and Analysis of Financial Condition and Results of Operations**

*The following discussion and analysis of the financial condition and results of operations of VICI Properties Inc. and VICI Properties L.P. for the year ended December 31, 2025 should be read in conjunction with the audited consolidated Financial Statements and notes thereto and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our business and growth strategies, statements regarding the industry outlook and our expectations regarding the future performance of our business contained herein are forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements." You should also review the "Risk Factors" section in Item 1A. of this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by such forward-looking statements.*


**OVERVIEW**


We are an owner and acquirer of experiential real estate assets across leading gaming, hospitality, wellness, entertainment and leisure destinations. Our geographically diverse portfolio currently consists of 93 experiential assets consisting of 54 gaming properties and 39 other experiential properties across the United States and Canada. Our portfolio also includes certain real estate debt investments, most of which we have originated for strategic reasons in connection with transactions that either do or may provide the potential to convert our investment into the ownership of certain of the underlying real estate in the future. In addition, we own approximately 33 acres of undeveloped or underdeveloped land on and adjacent to the Las Vegas Strip that is leased to Caesars, which we may look to monetize as appropriate. We also own four championship golf courses located near certain of our properties, two of which are in close proximity to the Las Vegas Strip. We conduct our operations as a REIT for U.S. federal income tax purposes. We conduct our real property business through our operating partnership, VICI OP, and our golf course business through a TRS, VICI Golf. For additional information with respect to our business and operations, refer to Item 1. - Business.

**Key 2025 Highlights**

*Operating Results*

- Total revenues increased 4.1% year-over-year to $4.0 billion.

- Net income attributable to common stockholders increased 3.6% year-over-year to $2.8 billion, and net income attributable to common stockholders per diluted share increased 2.1% to $2.61.

- AFFO increased 6.6% year-over-year to $2.5 billion and AFFO per diluted share increased 5.1% to $2.38.

*Significant Achievements*

- Announced a $1.16 billion transaction to acquire seven casino properties from Golden and enter into the Golden Master Lease with a newly formed entity that will be owned and controlled by Blake L. Sartini, current chairman and chief executive officer of Golden, with an initial annual rent of $87.0 million.

- Made three real estate debt investments totaling $966.0 million of commitments.

  ◦ Funded new and existing loan commitments totaling $883.4 million.

- Announced an increase in our quarterly cash dividend to $0.45 per share (or $1.80 per share on an annualized basis) in the third quarter of 2025, representing a 4.0% increase compared to our previous quarterly dividend.

- Issued $1,300.0 million of investment grade senior unsecured notes in April 2025 to refinance existing debt.

- Sold 7,835,973 forward shares under our ATM Program (as defined in Note 11 - Stockholders' Equity) during the year with an estimated aggregate net offering value of $252.8 million and settled 12,101,372 forward shares outstanding under our ATM Program for aggregate net proceeds of $375.7 million.

# SUMMARY OF SIGNIFICANT ACTIVITIES

## Acquisition and Leasing Activity

- **PENN Lease Combination.** On December 4, 2025, we and PENN combined the existing individual leases with respect to the Hollywood Casino at Greektown (the "Greektown Lease") in Detroit, Michigan, and the Margaritaville Resort Casino (the "Margaritaville Lease") in Bossier City, Louisiana, into one master lease for both properties (the "PENN Master Lease"). The PENN Master Lease has total annual rent equal to $80.7 million (the "Combined Rent"), representing the combined annual rent amounts under the Greektown Lease and the Margaritaville Lease as of December 4, 2025. There was no change to the aggregate amount of rent collected by us as a result of the combination. Annual rent escalation on the Combined Rent will occur on June 1 of each year based on the following construct: on June 1, 2026, the Combined Rent will escalate at a fixed 1.0%, and beginning on June 1, 2027, and for each year thereafter, the Combined Rent will escalate at 1.0% if the minimum net revenue to rent ratio (the "Minimum Ratio") is achieved. The Minimum Ratio will be set as of June 1, 2026 and will be based on the sum of net revenues generated by the two assets over the performance period from June 1, 2025 to May 31, 2026, divided by the Combined Rent. The PENN Master Lease has an initial maturity on May 23, 2034 with four 5-year tenant renewal options. The existing guarantor under the Greektown Lease and Margaritaville Lease remains the same for the PENN Master Lease with PENN continuing to guarantee all obligations.

- **Golden Entertainment Transaction.** On November 6, 2025, we announced that we entered into an agreement to acquire 100% of the land, real property and improvements of seven casino properties (the "Golden Portfolio") from Golden for $1.16 billion and to enter into the Golden Master Lease with a newly formed entity that will be owned and controlled by Blake L. Sartini, current chairman and chief executive officer of Golden, which entity will acquire the operating business of Golden in connection with the closing of the transaction. The Golden Portfolio includes: The STRAT Hotel, Casino & Tower on the North Las Vegas Strip; Arizona Charlie's Decatur and Arizona Charlie's Boulder in the Las Vegas Locals market; Aquarius Casino Resort and Edgewater Casino Resort in Laughlin, Nevada; and Pahrump Nugget Hotel & Casino and Lakeside RV Park & Casino in Pahrump, Nevada. The Golden Portfolio features approximately 362,000 square feet of casino space, over 6,000 hotel rooms, 4,306 slot machines and 78 table games.

  The Golden Master Lease will have an initial total annual rent of $87.0 million and an initial term of 30 years, with four 5-year tenant renewal options. Rent under the Golden Master Lease will escalate annually at 2.0% beginning in Lease Year 3. The obligations of Golden OpCo under the Golden Master Lease will be guaranteed by a holding company that is owned and controlled by Mr. Sartini and owns all of the gaming and operating assets of Golden, with additional credit support provided by financial covenants within the lease. Golden shareholders will receive approximately 24.3 million shares of newly issued VICI stock in exchange for the outstanding shares of Golden stock, which represents an agreed-upon exchange ratio of 0.902 per share of Golden's common stock based on VICI's 10-day volume weighted average price as of November 5, 2025, as well as cash consideration that is payable by an affiliate of the Golden OpCo. In connection with the transaction, we will assume and immediately retire Golden's outstanding $426.0 million of debt using a combination of cash on hand, net proceeds available pursuant to forward sale agreements and/or drawing down funds available under our revolving credit facility. We do not expect to require additional financing, including capital markets activity, to complete the transaction. The transaction is expected to close in mid-2026, subject to the approval of the Golden stockholders, as well as customary closing conditions and regulatory approvals.

- **Northfield Park Severance Lease.** On October 16, 2025, we announced that, in connection with MGM's agreement to sell the operations of Northfield Park ("Northfield Park"), located in Northfield, Ohio, to an affiliate of funds managed by Clairvest Group Inc. ("Clairvest"), we agreed to enter into (i) a new triple-net lease agreement with an affiliate of Clairvest with respect to the real property of Northfield Park ("Northfield Park Lease") and (ii) an amendment to the existing MGM Master Lease in order to account for MGM's divestiture of the operations of Northfield Park and to reduce the annual base rent under the MGM Master Lease by the initial base rent under the Northfield Park Lease. The Northfield Park Lease will have an initial annual base rent of $53.0 million (or $54.0 million if the transaction closes on or after May 1, 2026 to reflect the 2.0% annual escalation provided under the MGM Master Lease). Upon closing, the Northfield Park Lease will begin a new 25-year lease term with three 10-year tenant renewal options, with other economic terms substantially similar to the MGM Master Lease, including escalation of 2.0% per annum (with escalation equal to the greater of 2.0% and the change in CPI (capped at 3.0%) beginning at the same time as the MGM Master Lease in 2032) and a minimum capital expenditure requirement equal to 1.0% of annual net revenue. The Northfield Park Lease will be guaranteed by an affiliate of funds managed by Clairvest that will own the operations of Northfield Park. The transaction is subject to customary closing conditions and regulatory approvals and is expected to be completed in the first half of 2026.

**Real Estate Debt Investment Activity**

- *One Beverly Hills Mezzanine Loan.* On February 19, 2025, we purchased a $300.0 million interest in an existing mezzanine loan related to the development of One Beverly Hills, a landmark 17.5-acre luxury experiential lifestyle hub in Beverly Hills, California. On June 23, 2025, we purchased an additional $150.0 million interest in the existing mezzanine loan, concurrent with a commensurate increase in the total size of the mezzanine loan. One Beverly Hills is being developed by Cain and will be anchored by Aman Beverly Hills, featuring an Aman Hotel and Aman-branded residences, and include a full-scale refurbishment of The Beverly Hilton, additional retail, food and beverage offerings, and 10 acres of botanical gardens and open space. Construction of the development has commenced and is expected to be completed in phases in 2028.

  The mezzanine loan has an initial maturity in March 2026 and one 12-month extension option, subject to certain conditions. Under the provisions of the existing mezzanine loan, interest is paid-in-kind and added to the outstanding principal balance. We funded each of the investments with a combination of cash on hand and a draw under the Revolving Credit Facility (as defined in Note 7 - Debt).

- *North Fork Casino Loan.* On April 4, 2025, we provided a commitment of up to $510.0 million of a $725.0 million delayed draw term loan facility (the "Term Loan Arrangement") to the North Fork Rancheria Economic Development Authority, a wholly owned entity of the North Fork Rancheria of Mono Indians of California. Proceeds from the Term Loan Arrangement will be used for the development of the North Fork Mono Casino & Resort ("North Fork") located near Madera, California, which will be developed and managed by affiliates of Red Rock Resorts, Inc. ("Red Rock Resorts"). The Term Loan Arrangement consists of a $340.0 million Term Loan A, of which we have committed up to $125.0 million, and a $385.0 million Term Loan B, of which we have committed up to the full $385.0 million, for a total commitment of $510.0 million. The Term Loan A has an initial term of five years and the Term Loan B has an initial term of six years. The project is expected to be funded in accordance with a construction draw schedule and is expected to be completed in the second half of 2026.

The following table summarizes our real estate debt investment activity (each as defined in the column titled "Real Estate Debt Investment") for the year ended December 31, 2025:

*($ in millions)*

| Real Estate Debt Investment | Date | Investment Type | Commitment | Collateral |
|---|---|---|---|---|
| One Beverly Hills Loan | February 19, 2025 | Mezzanine | $ 450.0 | Luxury experiential lifestyle hub in Beverly Hills, California |
| North Fork Casino Loan | April 4, 2025 | Senior Secured Loan | 510.0 | The personal property and revenues of the North Fork Mono Casino & Resort located near Madera, California |
| Chelsea Piers Greenwich Village Loan | October 27, 2025 | Senior Secured Loan | 6.0 | Certain equipment of the fitness club in the Greenwich Village neighborhood in New York, NY |
| **Total** | | | $ 966.0 | |

**Financing and Capital Markets Activity**

- *At-The-Market Offering Programs.* During the year ended December 31, 2025, we sold an aggregate of 7,835,973 shares under the ATM Program, all of which were subject to forward sale agreements, for estimated aggregate net offering value of $252.8 million based on the initial forward sale price with respect to each forward sale agreement. We did not initially receive any proceeds from the sale of the shares of common stock under the ATM Program, which were sold to the underwriters by the forward purchasers or their respective affiliates. In July and August 2025, we physically settled certain outstanding forward shares issued under the ATM Program in exchange for aggregate net proceeds of approximately $375.7 million.

- *Senior Unsecured Notes Offering.* On April 7, 2025, VICI LP issued $1.3 billion in aggregate principal amount of April 2025 Notes comprised of (i) $400.0 million in aggregate principal amount of 4.750% Senior Notes due 2028, which mature on April 1, 2028 and (ii) $900.0 million in aggregate principal amount of 5.625% Senior Notes due 2035, which mature on April 1, 2035, in each case under a supplemental indenture dated as of April, 7, 2025, between VICI LP and the trustee. We used the net proceeds of the offering to redeem $800.0 million in aggregate principal amount of 4.625% senior unsecured notes due 2025 and $500.0 million in aggregate principal amount of the 4.375% senior unsecured notes due 2025.

- ***Forward-Starting Interest Rate Swap Agreements.*** During the year ended December 31, 2025, we entered into eight forward-starting interest rate swap agreements for an aggregate notional amount of $400.0 million and three U.S. Treasury Rate Lock agreements for an aggregate notional amount of $150.0 million to hedge against changes in future cash flows resulting from changes in interest rates from the trade date through the forecasted issuance of senior unsecured notes expected to be issued in connection with the refinancing of our senior unsecured notes maturing in May 2025 and June 2025, which April 2025 Notes were issued on April 7, 2025. On March 28, 2025, we settled twelve outstanding forward-starting interest rate swap agreements with an aggregate notional amount of $600.0 million and the three U.S. Treasury Rate Lock agreements with an aggregate notional amount of $150.0 million, resulting in net proceeds of $1.8 million. Since the forward-starting swaps were hedging the interest rate risk on the April 2025 Notes offering, the unrealized gain in Accumulated other comprehensive income will be amortized over the term of the respective derivative instruments, which matches that of the underlying note, as a decrease in interest expense.

- ***New Revolving Credit Facility.*** On February 3, 2025, we entered into the Credit Agreement (as defined in Note 7 - Debt) providing for the Revolving Credit Facility in the amount of $2.5 billion scheduled to mature on February 3, 2029. Concurrently, we terminated our 2022 Revolving Credit Facility and 2022 Credit Agreement (each as defined in Note 7 - Debt). The Revolving Credit Facility includes two six-month maturity extension options (or one twelve-month extension option), the exercise of which in each case is subject to customary conditions and the payment of an extension fee. The Revolving Credit Facility includes the option to increase the revolving loan commitments by up to $1.0 billion in the aggregate to the extent that any one or more lenders (from the syndicate or otherwise) agree to provide such additional credit extension. Borrowings under the Revolving Credit Facility will bear interest, at VICI LP's option, for U.S. Dollar borrowings at either (i) a rate based on SOFR plus a margin ranging from 0.70% to 1.40%, or (ii) a base rate plus a margin ranging from 0.00% to 0.40%, in each case, with the actual margin determined according to VICI LP's debt ratings and total leverage ratio. In addition to U.S. Dollar borrowings, borrowings under the Revolving Credit Facility are also available in certain specific foreign currencies, bearing interest based on rates customary for such foreign currencies and subject to the same applicable margins for U.S. Dollar borrowings. In addition, the Credit Agreement includes the option to add one or more tranches of term loans of up to $2.0 billion in the aggregate, in each case, to the extent that any one or more lenders (from the syndicate or otherwise) agree to provide such additional credit extensions. Refer to Note 7 - Debt included in this Annual Report on Form 10-K for additional information.

## KEY TRENDS THAT MAY AFFECT OUR BUSINESS

**Tenant, Borrower and Industry Performance**

Our tenants and borrowers (and in each case, their respective guarantors, as applicable) under our lease and loan agreements are gaming and other experiential operators across the United States, Canada and abroad. Payments under our lease and loan agreements comprise, and are expected to continue to comprise, a substantial majority of our revenues. Accordingly, we are dependent on, among other things, our tenants' and borrowers' financial performance, the performance of the gaming and other experiential industries and the health of the economies in the areas where our investments are located for the foreseeable future, and an event that has a material adverse effect on any of our tenant's or borrowers' business, financial condition, liquidity, results of operations or prospects could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects. In addition, the financial performance of our tenants and borrowers also has a direct impact on our financial results in a given reporting period due to the impact of ASC 326 "Credit Losses" ("ASC 326"), which requires us to estimate and record non-cash expected credit losses related to our investments, including changes on a quarterly basis, that are recorded in our Statement of Operations and impact our reported net income. The change in non-cash allowance for credit losses for a given period is dependent upon, among other things, our tenants' and borrowers' financial performance. For more information regarding ASC 326, refer to Note 5 - Allowance for Credit Losses included in this Annual Report on Form 10-K.

Our tenants' and borrowers' business strategies and their ability to execute their business plans effectively, including in response to evolving competitive, regulatory and consumer dynamics, may also impact our performance, especially over the long-term. The gaming industry continues to experience intensifying competition from multiple sources, including the expansion of gaming in new jurisdictions, the growth of internet gaming, sports betting and other alternatives and accompanying regulatory developments, and evolving consumer preferences and behaviors. Other experiential industries also face varying degrees of competition and other emerging developments that require strategic engagement.

The degree to which individual operators successfully execute their business plans, including navigating these competitive challenges, varies significantly. Strategies that lack sufficient investment in revenue growth, marketing and customer reinvestment, product offering and amenity enhancements, and competitive positioning may result in performance declines over time. These strategic decisions by our tenants and borrowers regarding, among other things, capital allocation, property improvements, technology investments, and marketing, and their ability to successfully implement such initiatives, may influence their ability to maintain market position and financial performance, which in turn may affect their ability to fulfill their contractual obligations pursuant to our lease and loan agreements, as applicable, and therefore, the value of our properties and our overall financial performance.

Pursuant to our portfolio and asset management function, we monitor all of our tenants' performance at our properties, as well as our borrowers' performance under our investments, on an ongoing basis to evaluate the near-term financial health of these assets and investments and seek to ensure their long-term viability. Through these efforts, we have observed, and Caesars management has publicly reported, declining profitability of their operations at certain properties we lease to Caesars under the Caesars Regional Master Lease. Accordingly, we continue to evaluate Caesars' financial performance and ability to maintain compliance with the terms of the Caesars Regional Master Lease.

We believe we remain structurally insulated from short-term operational and financial disruptions in light of the Caesars Regional Master Lease's remaining nine years in its initial lease term with an initial maturity in July 2035. This is further reinforced by the contractual parent guarantee, pursuant to which Caesars Entertainment, Inc. guarantees throughout the entire lease term the prompt and complete payment and performance in full of all monetary and non-monetary obligations of the tenants under the Caesars leases. However, Caesars' continued underperformance within the regional portfolio leased from VICI and related market narratives have, and may continue to have, an adverse effect on our stock performance and, accordingly, our cost of capital. In particular, market commentary has arisen regarding the potential impact of such performance trends, including questions from investors and analysts regarding, among other things, the long-term viability of the Caesars Regional Master Lease and potential modifications to address such concerns.

A core component of our asset management function is active engagement and discussion with our tenants regarding matters of strategic importance, including with respect to our tenants' operations and financial performance at our properties. Our framework with respect to how we approach discussions with our tenants regarding any strategic matter is to consider such matter in light of our long-term economic interests and the interests of our shareholders.

Following this framework, we have engaged in preliminary discussions with Caesars regarding its recent operating performance and the Caesars Regional Master Lease and may continue to do so from time to time. There can be no assurance that these or future discussions will result in any particular outcome or as to the scope, terms or parameters of any such outcome, including with respect to the Caesars Regional Master Lease and our other contractual arrangements with Caesars, or as to the impact of any of the foregoing on us.

For more information, refer to "Financial difficulties experienced by any of our tenants, borrowers or guarantors, including their potential bankruptcy or insolvency, could result in defaults under, or requests to modify or terminate, their lease agreements, related guarantees or loan agreements, or otherwise have a material adverse effect on our business." in "Part I – Item 1A. Risk Factors" included in this Annual Report on Form 10-K.

**Business Strategy**

Our business prospects and future growth will be significantly influenced by the success of our business strategy, and the timing, availability and terms of financing, and overall cost of capital in connection with any acquisitions and investments that we may complete, as well as broader macroeconomic and other conditions that affect our tenants' and borrowers' operating and financial performance and the gaming and other experiential industries in which they operate, including those described herein. Further, the pricing of any acquisitions or other investments we may consummate and the terms of any leases and loan agreements that we may enter into may significantly impact our future results. Competition to enter into transactions with respect to attractive real estate, desirable tenants and appropriate terms is intense, and we can provide no assurance that any future acquisitions, investments, leases or loan agreements will be on terms as favorable to us as those from comparable recent or historical transactions.

**Impact of the Macroeconomic Environment**

We anticipate that we will finance our future growth with a combination of debt and equity, although no assurance can be given that we will be able to issue equity and/or debt in such amounts on favorable terms and at a favorable cost of capital, or at all, or that we would not determine to incur more debt on a relative basis at the relevant time due to market conditions or otherwise. The macroeconomic environment has introduced significant uncertainty and heightened risk for businesses, including us and our tenants, including the impact of changing interest rates, inflationary and recessionary threats, geopolitical and regulatory uncertainty, and increased cost of capital. Our tenants also face additional challenges, including potential changes in consumer confidence levels, behavior and spending, increasing competition from a variety of sources, and increased operational expenses, such as with respect to the impact of tariffs or trade barriers, labor, insurance or energy costs. As a triple-net lessor, increased operational expenses at our leased properties are borne by our tenants and do not directly impact their rent obligations (other than with respect to underlying inflation as applied to the CPI-based escalators described below) or other obligations under our lease agreements. Similarly, our borrowers are responsible for operating their businesses, subject to compliance with the terms of our loan agreements.

However, the current macroeconomic environment, including uncertainty around changing interest rates and inflationary or recessionary threats, impacts our business in certain respects, such as our interest expense with respect to the refinancing of recent and upcoming debt maturities, any borrowings under our Revolving Credit Facility, the impact of CPI-based annual rent escalation under certain of our leases, volatility of our share price with respect to sales of common stock, and, with respect to potential transactions, evaluating asset and property values in discussions with potential counterparties and obtaining transaction financing on attractive terms, all of which could increase our cost of capital, limit the benefits of any such transactions, and negatively impact our growth prospects and financial performance.

**Overall Implications of Such Material Trends on Our Business**

As a triple-net lessor, we believe we are generally in a strong position relative to other creditors given our ownership of the real estate on and in which our tenants' operations take place and are structurally insulated from our tenants' short-term operational and performance fluctuations, both positive and negative. However, if our tenants experienced significant negative operational and financial performance over longer, extended periods of time, such performance may have an adverse effect on our business. Our loan investments are similarly subject to risks related to borrower performance. The full extent to which the trends described herein adversely affect our tenants and borrowers, the industries in which they operate, and/or ultimately impact our business depends on future developments that cannot be predicted with confidence, including our tenants' and borrowers' business strategy and financial performance, the direct and indirect effects of the trends discussed in this section and the impact of any future measures taken in response to such trends.

For more information, refer to "Part I – Item 1A. Risk Factors" included in this Annual Report on Form 10-K.

# DISCUSSION OF OPERATING RESULTS

**Results of Operations for the Years Ended December 31, 2025 and December 31, 2024**

| *(In thousands)* | 2025 | 2024 | Variance |
|---|---|---|---|
| ***Revenues*** | | | |
| Income from sales-type leases | $ 2,125,367 | $ 2,068,443 | $ 56,924 |
| Income from lease financing receivables, loans and securities | 1,763,494 | 1,662,889 | 100,605 |
| Other income | 77,479 | 77,422 | 57 |
| Golf revenues | 39,776 | 40,451 | (675) |
| Total revenues | 4,006,116 | 3,849,205 | 156,911 |
| | | | |
| ***Expenses*** | | | |
| General and administrative | 65,082 | 69,109 | (4,027) |
| Depreciation | 3,637 | 4,125 | (488) |
| Other expenses | 77,479 | 77,422 | 57 |
| Golf expenses | 26,730 | 26,895 | (165) |
| Change in allowance for credit losses | 177,887 | 126,720 | 51,167 |
| Transaction and acquisition expenses | 7,729 | 4,567 | 3,162 |
| Total expenses | 358,544 | 308,838 | 49,706 |
| | | | |
| Interest expense | (843,614) | (826,097) | (17,517) |
| Interest income | 14,363 | 16,095 | (1,732) |
| Other gains | 2,658 | 581 | 2,077 |
| Income before income taxes | 2,820,979 | 2,730,946 | 90,033 |
| Provision for income taxes | (2,435) | (9,704) | 7,269 |
| Net income | 2,818,544 | 2,721,242 | 97,302 |
| Less: Net income attributable to non-controlling interests | (43,051) | (42,432) | (619) |
| Net income attributable to common stockholders | $ 2,775,493 | $ 2,678,810 | $ 96,683 |

## Revenue

For the years ended December 31, 2025 and 2024, our revenue was comprised of the following items:

| (In thousands) | 2025 | 2024 | Variance |
|---|---|---|---|
| Leasing revenue | $ 3,670,466 | $ 3,596,884 | $ 73,582 |
| Income from loans | 218,395 | 134,448 | 83,947 |
| Other income | 77,479 | 77,422 | 57 |
| Golf revenues | 39,776 | 40,451 | (675) |
| Total revenues | $ 4,006,116 | $ 3,849,205 | $ 156,911 |

### *Leasing Revenue*

The following table details the components of our income from sales-type lease and lease financing receivables:

| (In thousands) | 2025 | 2024 | Variance |
|---|---|---|---|
| Income from sales-type leases | $ 2,125,367 | $ 2,068,443 | $ 56,924 |
| Income from lease financing receivables [(1)] | 1,545,099 | 1,528,441 | 16,658 |
| Total leasing revenue | 3,670,466 | 3,596,884 | 73,582 |
| Non-cash adjustment [(2)] | (524,356) | (537,927) | 13,571 |
| Total contractual leasing revenue | $ 3,146,110 | $ 3,058,957 | $ 87,153 |

_____

*(1) Represents our asset acquisitions structured as sale leaseback transactions. In accordance with ASC 842, since the lease agreements were determined to meet the definition of a sales-type lease and control of the asset is not considered to have transferred to us, such lease agreements are accounted for as financings under ASC 310.*
*(2) Amounts represent the non-cash adjustment to income from sales-type leases and lease financing receivables in order to recognize income on an effective interest basis at a constant rate of return over the term of the leases.*

Leasing revenue is generated from rent from our lease agreements. Total leasing revenue increased $73.6 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. Total contractual leasing revenue increased $87.2 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. The increases were primarily driven by the incremental rent increase from funding $400.0 million of capital investments into the Venetian Resort for extensive reinvestment projects through our Partner Property Growth Fund strategy (the "Venetian Capital Investment") in July and October 2024 and January 2025, as well as the annual rent escalators from certain of our other lease agreements.

### *Income From Loans*

Income from loans increased $83.9 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was driven by the origination and subsequent funding, as applicable, of our debt investments and the related interest income from the increased principal balances outstanding under such debt investments.

## Expenses

For the years ended December 31, 2025 and 2024, our expenses were comprised of the following items:

| (In thousands) | 2025 | 2024 | Variance |
|---|---|---|---|
| General and administrative | $ 65,082 | $ 69,109 | $ (4,027) |
| Depreciation | 3,637 | 4,125 | (488) |
| Other expenses | 77,479 | 77,422 | 57 |
| Golf expenses | 26,730 | 26,895 | (165) |
| Change in allowance for credit losses | 177,887 | 126,720 | 51,167 |
| Transaction and acquisition expenses | 7,729 | 4,567 | 3,162 |
| Total expenses | $ 358,544 | $ 308,838 | $ 49,706 |

### General and Administrative Expenses

General and administrative expenses decreased $4.0 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease was primarily driven by a large one-time charitable contribution in 2024 to facilitate the Company's corporate giving initiatives and by a decrease in compensation, including stock-based compensation.

### Change in Allowance for Credit Losses

Change in allowance for credit losses increased $51.2 million during the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily driven by changes to the reasonable and supportable period, or R&S Period probability of default, or PD, and loss given default, or LGD, of our existing tenants and their parent guarantors (as applicable) as a result of market performance, changes in the macroeconomic model used to scenario condition such inputs, and higher initial CECL allowances recorded on our loan origination activity.

Further fluctuations in the change in allowance for credit losses are the result of (i) changes to the long-term period PD as a result of changes in the credit ratings of our existing tenants and their parent guarantors, which are used to estimate the long-term PD and (ii) annual standard updates to the model used to estimate the CECL allowance. Refer to Note 5 - Allowance for Credit Losses for further details.

### Transaction and Acquisition Expenses

Transaction and acquisition costs increased $3.2 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. Changes in transaction and acquisition expenses are related to fluctuations in (i) costs incurred for investments during the period that are not capitalizable under GAAP, and (ii) costs incurred for investments that we are no longer pursuing.

## Other Income and Expenses

For the years ended December 31, 2025 and 2024, our non-operating income and expenses were comprised of the following items:

| (In thousands) | 2025 | 2024 | Variance |
|---|---|---|---|
| Interest expense | $ (843,614) | $ (826,097) | $ (17,517) |
| Interest income | 14,363 | 16,095 | (1,732) |
| Other gains | 2,658 | 581 | 2,077 |

### Interest Expense

Interest expense increased $17.5 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily driven by an increase in the weighted average annualized interest rate of our debt, net of the impact of the forward-starting interest rate swaps and treasury locks, to 4.46% during the year ended December 31, 2025 compared to 4.34% during the year ended December 31, 2024, as a result of a higher effective interest rate on the March 2024 Notes, the December 2024 Notes and the April 2025 Notes as compared to the debt that was refinanced by such notes.

*Interest Income*

Interest income decreased $1.7 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease was primarily driven by an overall decrease in our cash on hand throughout the current year as compared to the prior year.

*Other Gains*

Other gains increased $2.1 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. The change primarily relates to the gain or loss from the sale of certain excess land. Additional fluctuations result from our foreign currency remeasurement adjustments associated with our investments in Canada and the United Kingdom. In connection with such investments, we entered into foreign-denominated debt on the Revolving Credit Facility, of which C$165.0 million and £16.5 million is currently outstanding on the Revolving Credit Facility and, since such debt is held at entities with USD as their functional currency, certain of the related assets and liabilities are remeasured through the Statement of Operations.

**Results of Operations of VICI Properties L.P.**

The operating results of VICI LP are materially consistent with those of the consolidated results of operations of VICI. However, certain differences arise primarily related to the operations of VICI Golf which resulted in additional revenue and income to VICI which are not recognized at VICI LP, partially offset by additional VICI Golf expenses, including depreciation and income taxes and certain general and administrative expenses recognized at VICI but not recognized at VICI LP. Refer to the Explanatory Note at the beginning of this Form 10-K for additional information on the presentation of VICI and VICI LP and the differences between the two Financial Statements.

**Results of Operations for the Years Ended December 31, 2024 and 2023**

For a comparison of our results of operations for the fiscal years ended December 31, 2024 and 2023, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025 and incorporated by reference herein.

# RECONCILIATION OF NON-GAAP MEASURES

We present VICI's Funds From Operations (FFO), FFO per share, Adjusted Funds From Operations (AFFO), AFFO per share, and Adjusted EBITDA, which are not required by, or presented in accordance with, generally accepted accounting principles in the United States ("GAAP"). These are non-GAAP financial measures and should not be construed as alternatives to net income or as an indicator of operating performance (as determined in accordance with GAAP). We believe FFO, FFO per share, AFFO, AFFO per share and Adjusted EBITDA provide a meaningful perspective of the underlying operating performance of VICI's business.

FFO is a non-GAAP financial measure that is considered a supplemental measure for the real estate industry and a supplement to GAAP measures. Consistent with the definition used by the National Association of Real Estate Investment Trusts (NAREIT), we define FFO as VICI's net income (or loss) attributable to common stockholders (computed in accordance with GAAP) excluding (i) gains (or losses) from sales of certain real estate assets, (ii) depreciation and amortization related to real estate, (iii) gains and losses from change in control and (iv) impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity.

AFFO is a non-GAAP financial measure that we use as a supplemental operating measure to evaluate VICI's performance. We calculate VICI's AFFO by adding or subtracting from FFO non-cash leasing and financing adjustments, non-cash change in allowance for credit losses, non-cash stock-based compensation expense, transaction costs incurred in connection with the acquisition of real estate investments, amortization of debt issuance costs and original issue discount, other non-cash interest expense, non-real estate depreciation (which is comprised of the depreciation related to our golf course operations), capital expenditures (which are comprised of additions to property, plant and equipment related to our golf course operations), impairment charges related to non-depreciable real estate, gains (or losses) on debt extinguishment and interest rate swap settlements, other gains (or losses), deferred income tax expenses and benefits, other non-recurring non-cash transactions, and non-cash adjustments attributable to non-controlling interests with respect to certain of the foregoing.

We calculate VICI's Adjusted EBITDA by adding or subtracting from AFFO contractual interest expense (including the impact of the forward-starting interest rate swaps and treasury locks) and interest income (collectively, interest expense, net), current income tax expense and adjustments attributable to non-controlling interests.

These non-GAAP financial measures: (i) do not represent VICI's cash flow from operations as defined by GAAP; (ii) should not be considered as an alternative to VICI's net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (iii) are not alternatives to VICI's cash flow as a measure of liquidity. In addition, these measures should not be viewed as measures of liquidity, nor do they measure our ability to fund all of our cash needs, including our ability to make cash distributions to our stockholders, to fund capital improvements, or to make interest payments on our indebtedness. Investors are also cautioned that FFO, FFO per share, AFFO, AFFO per share and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures reported by other real estate companies, including REITs, due to the fact that not all real estate companies use the same definitions. Our presentation of these measures does not replace the presentation of VICI's financial results in accordance with GAAP.

*Reconciliation of VICI's Net Income to FFO, FFO per Share, AFFO, AFFO per Share and Adjusted EBITDA*

| | Year Ended December 31, | |
|---|---|---|
| (In thousands, except share data and per share data) | **2025** | **2024** |
| Net income attributable to common stockholders | $ 2,775,493 | $ 2,678,810 |
| Real estate depreciation | — | — |
| **FFO attributable to common stockholders** | **2,775,493** | **2,678,810** |
| Non-cash leasing and financing adjustments | (524,187) | (537,708) |
| Non-cash change in allowance for credit losses | 177,887 | 126,720 |
| Non-cash stock-based compensation | 16,195 | 17,511 |
| Transaction and acquisition expenses | 7,729 | 4,567 |
| Amortization of debt issuance costs and original issue discount | 72,337 | 71,592 |
| Other depreciation | 3,115 | 3,428 |
| Capital expenditures | (1,238) | (3,007) |
| Other gains [1] | (2,658) | (581) |
| Deferred income tax (benefit) provision | (1,743) | 5,439 |
| Non-cash adjustments attributable to non-controlling interests | 3,326 | 4,022 |
| **AFFO attributable to common stockholders** | **2,526,256** | **2,370,793** |
| Interest expense, net | 756,914 | 738,410 |
| Current income tax expense | 4,178 | 4,265 |
| Adjustments attributable to non-controlling interests | (8,639) | (8,551) |
| **Adjusted EBITDA attributable to common stockholders** | **$ 3,278,709** | **$ 3,104,917** |
| | | |
| **Net income per common share** | | |
| Basic | $ 2.61 | $ 2.56 |
| Diluted | $ 2.61 | $ 2.56 |
| **FFO per common share** | | |
| Basic | $ 2.61 | $ 2.56 |
| Diluted | $ 2.61 | $ 2.56 |
| **AFFO per common share** | | |
| Basic | $ 2.38 | $ 2.26 |
| Diluted | $ 2.38 | $ 2.26 |
| **Weighted average number of shares of common shares outstanding** | | |
| Basic | 1,062,006,448 | 1,046,739,537 |
| Diluted | 1,062,693,062 | 1,047,675,111 |

_____

(1) Represents non-cash foreign currency remeasurement adjustments and gain on sale of land.

## LIQUIDITY AND CAPITAL RESOURCES

### Liquidity

As of December 31, 2025, our available cash and cash equivalents balance, short-term investments and capacity under our Revolving Credit Facility were as follows:

| *(In thousands)* | **December 31, 2025** |
|---|---|
| Cash and cash equivalents | $ 563,479 |
| Short-term investments | 44,484 |
| Capacity under Revolving Credit Facility [1] | 2,357,547 |
| Proceeds available from settlement of Forward Sale Agreements [2] | 243,343 |
| Total | $ 3,208,853 |

————————

[1] *The Credit Agreement includes the option (i) to increase the revolving loan commitments by up to $1.0 billion and (ii) to add one or more tranches of term loans of up to $2.0 billion in the aggregate, in each case, to the extent that any one or more lenders (from the syndicate or otherwise) agree to provide such additional credit extensions.*

[2] *Assumes the physical settlement of the 7,750,000 outstanding forward shares as of December 31, 2025 under our at-the-market forward sale agreements at a forward sales price of $31.40 calculated as of December 31, 2025.*

We believe that we have sufficient liquidity to meet our material cash requirements, including our contractual obligations, debt maturities and commitments as well as our additional funding requirements, primarily through currently available cash and cash equivalents, cash received under our lease agreements, existing borrowings from banks, including our undrawn capacity under our Revolving Credit Facility, net proceeds available under our outstanding forward sale agreements, and proceeds from any future issuances of debt and equity securities (including issuances under any future "at-the-market" program) for the next 12 months and in future periods.

All of our lease agreements call for an initial term of between fifteen and thirty-two years with additional tenant renewal options and, along with our loans, are designed to provide us with a reliable and predictable long-term revenue stream. Our cash flows from operations and our ability to access capital resources could be adversely affected due to uncertain economic factors and volatility in the financial and credit markets, including as a result of the current interest rate environment, inflationary pressures, equity market volatility, and changes in consumer behavior and spending. In particular, we can provide no assurances that our tenants will not default on their leases or fail to make full rental payments if their businesses become challenged due to, among other things, current or future adverse economic conditions. See "Overview — Impact of Material Trends on our Business" above for additional detail. In the event our tenants are unable to make all of their contractual rent payments as provided by our lease agreements, we believe we have sufficient liquidity from the other sources discussed above to meet all of our contractual obligations for a significant period of time. For more information, refer to the risk factors incorporated by reference into Part I. Item 1A. Risk Factors.

Our ability to raise funds through the issuance of debt and equity securities and access to other third-party sources of capital in the future will be dependent on, among other things, general economic conditions, general market conditions for REITs and investment grade issuers, market perceptions, the trading price of our stock, trading value of our unsecured debt and uncertainties related to the macroeconomic environment. We will continue to analyze which sources of capital are most advantageous to us at any particular point in time and with respect to any specific funding requirements, but financing through the capital markets may not be consistently available on terms we deem attractive, or at all.

### Material Cash Requirements

#### *Contractual Obligations*

Our short-term obligations consist primarily of regular interest payments on our debt obligations, dividends to our common stockholders, distributions to the VICI OP Unit holders, the holders of the Lucky Strike OP Units (as defined in Note 2 - Summary of Significant Accounting Policies) and to the 20% third-party owners of Harrah's Joliet LandCo LLC, normal recurring operating expenses, recurring expenditures for corporate and administrative needs, certain lease and other contractual commitments related to our golf operations and certain non-recurring expenditures. For more information on our material contractual commitments, refer to Note 10 - Commitments and Contingent Liabilities.

Our long-term obligations consist primarily of principal payments on our outstanding debt obligations and future funding commitments under our lease and loan agreements. As of December 31, 2025, we had $17.1 billion of debt obligations outstanding, of which $500.0 million matures on September 1, 2026 and $1.25 billion matures on December 1, 2026. For a summary of principal debt balances and their maturity dates and principal terms, refer to Note 7 - Debt. For a summary of our future funding commitments under our loan portfolio, refer to Note 4 - Real Estate Portfolio.

Pursuant to our lease agreements, capital expenditures, insurance and taxes for our properties are the responsibility of the tenants. Minimum capital expenditure spending requirements of the tenants pursuant to our gaming lease agreements are described in Note 4 - Real Estate Portfolio.

Information concerning our material contractual obligations and commitments to make future payments under contracts such as our indebtedness, future funding commitments under our loans, and future contractual operating commitments (such as future lease payments under our corporate lease) are included in the following table as of December 31, 2025. Amounts in this table omit, among other things, non-contractual commitments and items such as dividends and recurring or non-recurring operating expenses and other expenditures, including acquisitions and other investments:

| | | Payments Due By Period | | | | |
|---|---|---|---|---|---|---|
| *(In thousands)* | **Total** | **2026** | **2027** | **2028** | **2029** | **2030 and Thereafter** |
| Long-term debt, principal | | | | | | |
| Senior unsecured notes | $13,950,000 | $ 1,750,000 | $ 1,500,000 | $ 2,000,000 | $ 1,750,000 | $ 6,950,000 |
| MGM Grand/Mandalay Bay CMBS debt | 3,000,000 | — | — | — | — | 3,000,000 |
| Revolving credit facility | 142,453 | — | — | — | 142,453 | — |
| Scheduled interest payments [1] | 5,312,306 | 795,190 | 684,237 | 601,619 | 532,927 | 2,698,333 |
| Total debt contractual obligations | 22,404,759 | 2,545,190 | 2,184,237 | 2,601,619 | 2,425,380 | 12,648,333 |
| | | | | | | |
| Leases and contracts [2] | | | | | | |
| Future funding commitments – loan investments [3] | 623,495 | 606,340 | 17,155 | — | — | — |
| Golf course operating lease and contractual commitments | 37,856 | 2,197 | 2,241 | 2,285 | 2,332 | 28,801 |
| Corporate office lease | 15,356 | 1,742 | 871 | 1,742 | 828 | 10,173 |
| Total leases and contractual obligations | 676,707 | 610,279 | 20,267 | 4,027 | 3,160 | 38,974 |
| | | | | | | |
| Total contractual commitments | $23,081,466 | $ 3,155,469 | $ 2,204,504 | $ 2,605,646 | $ 2,428,540 | $12,687,307 |

_____

*(1) Estimated interest payments on variable interest debt under our Revolving Credit Facility are based on the CORRA and SONIA rates as of December 31, 2025.*
*(2) Excludes ground and use leases which are paid directly by our tenants to the primary lease holder.*
*(3) The allocation of our future funding commitments is based on construction draw schedules, commitment funding dates, expiration dates or other information, as applicable; however, we may be obligated to fund these commitments earlier than such applicable date.*

### Additional Funding Requirements

In addition to the contractual obligations and commitments set forth in the table above, we have and may enter into additional agreements that commit us to potentially acquire properties in the future, fund future property improvements or otherwise provide capital to our tenants, borrowers and other counterparties, including through our Partner Property Growth Fund. As of December 31, 2025, we had $300.0 million of additional potential future funding commitments in connection with the Venetian Capital Investment entered into on May 1, 2024, pursuant to which the tenant has the option, but not the obligation, to draw such future funds, prior to November 1, 2026. The utilization of funding commitments under the Partner Property Growth Fund strategy, as well as the total funding ultimately provided under such arrangements, is at the discretion of the respective tenant and will be dependent upon independent decisions made by such tenant with respect to any capital improvement projects and the source of funds for such projects. For further information, refer to Note 3 – Real Estate Transactions.

## Cash Flow Analysis

The table below summarizes our cash flows for the years ended December 31, 2025 and 2024:

| (In thousands) | 2025 | 2024 | Variance ($) |
|---|---|---|---|
| Cash, cash equivalents and restricted cash | | | |
| Provided by operating activities | $ 2,509,991 | $ 2,381,498 | $ 128,493 |
| Used in investing activities | (904,766) | (922,781) | 18,015 |
| Used in financing activities | (1,566,521) | (1,457,121) | (109,400) |
| Net increase in cash, cash equivalents and restricted cash | $ 38,864 | $ 2,041 | $ 36,823 |

### Cash Flows from Operating Activities

Net cash provided by operating activities increased $128.5 million for the year ended December 31, 2025 compared with the year ended December 31, 2024. The increase was primarily driven by the annual rent escalators on certain of our lease agreements and the incremental rent increases from the Venetian Capital Investment (which occurred in July and October 2024 and January 2025), as well as the incremental interest income associated with additional loan fundings and originations.

### Cash Flows from Investing Activities

Net cash used in investing activities decreased $18.0 million for the year ended December 31, 2025 compared with the year ended December 31, 2024.

During the year ended December 31, 2025, the primary sources and uses of cash from investing activities included:
- Disbursements to fund investments in our loan and securities portfolio in the amount of $887.2 million;
- Investment in short-term investments of $44.5 million;
- Proceeds from the partial repayment of certain debt investments and deferred fees in the amount of $27.5 million;
- Capitalized transaction costs of $4.7 million; and
- Acquisition of property and equipment costs of $1.3 million.

During the year ended December 31, 2024, the primary sources and uses of cash from investing activities included:
- Disbursements to fund investments in our loan and securities portfolio in the amount of $579.1 million;
- Payments to fund the Venetian Capital Investment and Partner Property Growth Fund investment at Caruthersville in the aggregate amount of $411.8 million;
- Proceeds from the repayment of the Great Wolf Lodge Maryland mezzanine loan in the amount of $79.5 million;
- Investments and maturities of short-term investments of $29.6 million;
- Acquisition of property and equipment costs of $7.5 million; and
- Capitalized transaction costs of $5.9 million.

### Cash Flows from Financing Activities

Net cash used in financing activities increased $109.4 million for the year ended December 31, 2025 compared with the year ended December 31, 2024.

During the year ended December 31, 2025, the primary sources and uses of cash from financing activities included:
- Dividend payments of $1,853.5 million;
- Net proceeds from the issuance of the April 2025 Notes in the amount of $1,284.4 million;
- Redemption of the outstanding $800.0 million in aggregate principal amount of the 4.625% senior unsecured notes due 2025 and $500.0 million in aggregate principal amount of the 4.375% senior unsecured notes due 2025;
- Draws of $426.0 million and repayments of $439.9 million on our Revolving Credit Facility;
- Net proceeds of $375.3 million from the physical settlement of 12,101,372 forward shares under our ATM Program;
- Distributions of $32.2 million to non-controlling interests;
- Payments of debt issuance costs of $19.5 million; and
- Repurchase of shares of common stock for tax withholding in connection with the vesting of employee stock compensation of $7.2 million.

During the year ended December 31, 2024, the primary sources and uses of cash from financing activities included:

- Redemption of the outstanding (i) $1,050.0 million in aggregate principal amount of the 5.625% senior unsecured notes due 2024, and (ii) $750.0 million in aggregate principal amount of the 3.500% senior unsecured notes due 2025;

- Net proceeds from the issuance of the March 2024 Notes and December 2024 Notes in the amount of $1,771.2 million;

- Dividend payments of $1,753.0 million;

- Proceeds of $378.7 million from the physical settlement of 13,194,739 forward shares under our ATM Program, net of equity offering costs paid in the current year;

- Draws of $82.2 million in aggregate on our Revolving Credit Facility and paydowns of $94.3 million on our Revolving Credit Facility;

- Distributions of $31.2 million to non-controlling interests;

- Repurchase of shares of common stock for tax withholding in connection with the vesting of employee stock compensation of $5.3 million; and

- Payments of debt issuance costs of $5.3 million.

## Debt

For a summary of our debt obligations as of December 31, 2025, refer to Note 7 - Debt. For a summary of our financing activities in 2025 refer to "Summary of Significant 2025 Activity - Financing and Capital Markets Activity" above.

### Covenants

Our debt obligations are subject to certain customary financial and operating covenants that restrict our ability to incur additional debt, sell certain assets and restrict certain payments, among other things. In addition, these covenants are subject to a number of important exceptions and qualifications, including, with respect to the restricted payments covenant, the ability to make unlimited restricted payments to maintain our REIT status.

At December 31, 2025, we were in compliance with all required debt-related covenants, including financial covenants.

## CRITICAL ACCOUNTING ESTIMATES

Our Financial Statements are prepared in accordance with GAAP which requires us to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. We believe that the following discussion addresses our most critical accounting estimates, which are those that have a significant level of estimation uncertainty, requiring our most difficult, subjective and complex judgments, and significantly impacts the Balance Sheets and Statement of Operations in the reporting period. Actual results may differ from the estimates. Refer to Note 2 - Summary of Significant Accounting Policies for a full discussion of our accounting policies.

### Lease Accounting

We account for our investments in leases under ASC 842 "Leases" ("ASC 842"), which requires us to use significant estimates and judgment in applying the accounting standard. Upon lease inception or lease modification, we assess the lease classification of the different components of the property, generally land and building, to determine whether each component should be classified as a direct financing, sales-type or operating lease. The determination of lease classification requires the calculation of the rate implicit in the lease, which is driven by (i) significant judgments around the inclusion of renewal terms in the non-cancelable lease period and whether such renewal terms are reasonably certain to be exercised and (ii) the estimation of both the value assigned to the land and building property components upon acquisition and the estimation of the unguaranteed residual value of such components at the end of the lease term. If the lease component is determined to be a direct financing or sales-type lease, revenue is recognized over the life of the lease using the rate implicit in the lease.

We use industry standard practices to estimate both the value assigned to the land and building property components upon acquisition and the unguaranteed residual value of such components, including comparable sales and replacement cost analyses. Although we believe our estimate of both the value assigned to the land and building property components upon acquisition and the unguaranteed residual value of such components is reasonable, no assurance can be given that such amounts will be correct. In particular a change in the estimates could have a material impact on the lease classification determination and the timing and amount of income recognized over the life of the lease.

**Allowance for Credit Losses**

ASC 326 "Financial Instruments-Credit Losses" ("ASC 326") requires that we measure and record current expected credit losses ("CECL") for the majority of our investments, the scope of which includes our Investments in leases - sales-type, Investments in leases - financing receivables and Investments in loans. We have elected to use a discounted cash flow model to estimate the Allowance for credit losses, or CECL allowance for our leases. This model requires us to develop cash flows that project estimated credit losses over the life of the lease and discount these cash flows at the investment's effective interest rate. We then record a CECL allowance equal to the difference between the amortized cost basis of the investment and the present value of the expected credit loss cash flows.

Expected losses within our cash flows are determined by estimating the probability of default ("PD") and loss given default ("LGD") of our tenants and their parent guarantors over the life of each individual lease or financial asset. The PD and LGD are estimated during a reasonable and supportable period for which we believe we are able to estimate future economic conditions (the "R&S Period") and a long-term period for which we revert to long-term historical averages (the "Long-Term Period"). We are unable to use our historical data to estimate losses as we have no loss history to date.

Given the length of our leases, the Long-Term Period PD and LGD are the most material and significant drivers of the CECL allowance. The PD and LGD for the Long-Term Period are estimated using the average historical default rates and historical loss rates, respectively, of public companies over the past 40 years that have similar credit profiles or characteristics to our tenants and their parent guarantors. We have engaged a nationally recognized data analytics firm to assist us with estimating both the PD and LGD of our tenants and their parent guarantors. Changes to the Long-Term Period PD and LGD are generally driven by (i) updated studies from the nationally recognized data analytics firm we employ to assist us with calculating the allowance and (ii) changes in the credit rating assigned to our tenants and their parent guarantors.

The following table illustrates the impact on the CECL allowance of our investment portfolio as a result of a 10% increase and decrease in the weighted average percentages used to estimate Long-Term PD and LGD of all of our tenants and their parent guarantors. Refer to Note 5 - Allowance for Credit Losses for further information on our CECL Allowance and related balances as of December 31, 2025.

| ($ in thousands) | Long-Term PD | | Long-Term LGD | |
| --- | --- | --- | --- | --- |
| Change | Change in CECL Allowance % | Change in CECL Allowance $ | Change in CECL Allowance % | Change in CECL Allowance $ |
| 10% increase | 0.20 % | $ 91,618 | 0.24 % | $ 110,132 |
| 10% decrease | (0.21)% | $ (94,688) | (0.25)% | $ (110,137) |

Although management believes its estimate of the Long-Term PD and LGD described above is reasonable, no assurance can be given that the Long-Term PD and LGD for our tenants, or other drivers of the CECL allowance, will be correct. Any significant variation of Long-Term PD or LGD from management's expectations could have a material impact on our financial condition and operating results.

## ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

**Interest Rate Risk**

Our interest rate risk management objective is to limit the impact of future interest rate changes on our earnings and cash flows. To achieve this objective, our consolidated subsidiaries primarily borrow on a fixed-rate basis for longer-term debt issuances. As of December 31, 2025, we had $17.1 billion of aggregate principal amount of outstanding indebtedness, of which 99.2% has a fixed interest rate and 0.8% has a variable interest rate, representing the US$142.5 million outstanding balance under the Revolving Credit Facility (denominated in CAD and GBP). As of December 31, 2025, a one percent increase or decrease in the annual interest rate on our variable rate borrowings would increase or decrease our annual cash interest expense by approximately $1.4 million using the applicable exchange rate as of December 31, 2025.

Additionally, we are exposed to interest rate risk between the time we enter into a transaction and the time we finance the related transaction with long-term fixed-rate debt. In addition, when long-term debt matures, we may have to refinance such debt at a higher interest rate. In a heightened interest rate environment, we have from time to time and may in the future seek to mitigate that risk by utilizing forward-starting interest rate swap agreements, U.S. Treasury rate lock agreements and other derivative instruments. Market interest rates are sensitive to many factors that are beyond our control.

**Capital Markets Risks**

We are exposed to risks related to the equity capital markets, and our related ability to raise capital through the issuance of our common stock or other equity instruments. We are also exposed to risks related to the debt capital markets, and our related ability to finance our business through long-term indebtedness, borrowings under credit facilities or other debt instruments. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore requires us to utilize debt or equity capital to finance our business. We seek to mitigate these risks by monitoring the debt and equity capital markets to inform our decisions on the amount, timing, and terms of capital we raise.

**Foreign Currency Exchange Rates**

We are exposed to foreign currency exchange variability related to investments in and earnings from our foreign investments. Foreign currency market risk is the possibility that our results of operations or financial position could be better or worse than planned because of changes in foreign currency exchange rates. We primarily hedge our foreign currency risk by borrowing in the currencies in which we invest, thereby providing a natural hedge. We continuously evaluate our foreign currency risk and may in the future use derivative financial instruments, such as currency exchange swaps, foreign currency collars, and foreign currency forward contracts with financial counterparties to further mitigate such risk.

## ITEM 8.    Financial Statements and Supplementary Data

The financial statements required by this item and the reports of the independent accountants thereon required by Item 15. - Exhibits and Financial Statement Schedules of this Form 10-K appear on pages F-2 to F-52. See accompanying Index to the Consolidated Financial Statements on page F-1.

## ITEM 9.    Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

## ITEM 9A.    Controls and Procedures

**VICI Properties Inc.**

*Evaluation of Disclosure Controls and Procedures*

VICI maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and is accumulated and communicated to VICI's management, including VICI's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

VICI's management has evaluated, under the supervision and with the participation of VICI's principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) as of the end of the period covered by this report. Based upon this evaluation, VICI's principal executive officer and principal financial officer concluded that VICI's disclosure controls and procedures were effective as of the end of the period covered by this report.

*Management's Report on Internal Control over Financial Reporting*

VICI's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). VICI's internal control over financial reporting is a process designed under the supervision of its principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of VICI's consolidated financial statements for external reporting purposes in accordance with GAAP.

VICI's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of VICI management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on VICI's consolidated financial statements.

VICI's management conducted an assessment of the effectiveness of its internal control over financial reporting as of December 31, 2025 based on the framework established in the updated Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that VICI's internal control over financial reporting was effective as of December 31, 2025.

### *Attestation Report of the Registered Public Accounting Firm*

Deloitte & Touche LLP, an independent registered public accounting firm, has audited VICI's financial statements included in this report on Form 10-K and issued its attestation report, which is included herein and expresses an unqualified opinion on the effectiveness of VICI's internal control over financial reporting as of December 31, 2025.

### *Changes in Internal Control Over Financial Reporting*

There have been no changes in VICI's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, VICI's internal control over financial reporting.

### **VICI Properties L.P.**

### *Evaluation of Disclosure Controls and Procedures*

VICI LP maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods, and is accumulated and communicated to its management, including VICI LP's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

VICI LP's management has evaluated, under the supervision and with the participation of VICI LP's principal executive officer and principal financial officer, the effectiveness of VICI LP's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) as of the end of the period covered by this report. Based upon this evaluation, VICI LP's principal executive officer and principal financial officer concluded that VICI LP's disclosure controls and procedures were effective as of the end of the period covered by this report.

### *Management's Report on Internal Control over Financial Reporting*

VICI LP's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). VICI LP's internal control over financial reporting is a process designed under the supervision of its principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of VICI LP's consolidated financial statements for external reporting purposes in accordance with GAAP.

VICI LP's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of VICI LP's management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on VICI LP's consolidated financial statements.

VICI LP's management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework established in the updated Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that VICI LP's internal control over financial reporting was effective as of December 31, 2025.

### *Attestation Report of the Registered Public Accounting Firm*

Deloitte & Touche LLP, an independent registered public accounting firm, has audited VICI LP's financial statements included in this report on Form 10-K and issued its attestation report, which is included herein and expresses an unqualified opinion on the effectiveness of VICI LP's internal control over financial reporting as of December 31, 2025.

### *Changes in Internal Control Over Financial Reporting*

There have been no changes in VICI LP's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, VICI LP's internal control over financial reporting.

## ITEM 9B.  Other Information

***Rule 10b5-1 Trading Arrangements.*** During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

*The following information is being disclosed pursuant to General Instruction B.3 to Form 8-K in lieu of filing a separate Form 8-K report.*

**Item 5.02.                 Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

### *Appointment of New Chief Accounting Officer*

On February 24, 2026, the Board of Directors approved the appointment of Jeremy L. Waxman, the Company's Vice President, Accounting and Administration, to serve as the Company's Vice President, Chief Accounting Officer (and principal accounting officer) effective as of March 1, 2026.

Mr. Waxman, 38, has been employed by the Company for more than seven years and has served in his current role since October 1, 2023. He previously served as the Company's Vice President, Accounting from March 1, 2020 to October 1, 2023, and served as Director of Accounting from June 25, 2018 to March 1, 2020. Prior to joining the Company, Mr. Waxman served in the real estate assurance practice at Ernst & Young for more than eight years beginning in January 2011, most recently as a Senior Manager, where he worked with a diverse group of public and private real estate companies addressing a range of audit, internal control, and complex accounting issues. Mr. Waxman is licensed as a Certified Public Accountant in New York and received his Masters in Accounting and his B.S., Business, Accounting from Miami University of Ohio.

There are no arrangements or understandings between Mr. Waxman and any other persons pursuant to which he was selected as the Company's Chief Accounting Officer. There are no family relationships between Mr. Waxman and the executive officers or directors of the Company and no transactions that would require disclosure under Item 404(a) of Regulation S-K.  There was no material amendment to any material plan, contract, or arrangement with respect to Mr. Waxman's compensation in connection with his appointment.

Upon the effectiveness of Mr. Waxman's appointment on March 1, 2026, Gabriel F. Wasserman will cease serving in his capacity as the Company's Chief Accounting Officer (and principal accounting officer) and will remain with the Company in an expanded role as Managing Director, Business Development and VICI Experiential Credit Solutions.

### *Amended and Restated Employment Agreements*

On February 25, 2026, the Company and VICI LP entered into amended and restated employment agreements with each of the Company's named executive officers: Edward B. Pitoniak (the Company's Chief Executive Officer), John W.R. Payne (the Company's President and Chief Operating Officer), David A. Kieske (the Company's Executive Vice President, Chief Financial Officer and Treasurer), and Samantha S. Gallagher (the Company's Executive Vice President, General Counsel and Secretary) (each, an "Amended and Restated Employment Agreement" and, together, the "Amended and Restated Employment Agreements").

The Amended and Restated Employment Agreements are substantially similar to the named executive officers' prior employment agreements, as described in the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on March 17, 2025 (together, the "Prior Employment Agreements"), but reflect several updates, including: (i) removal of the fixed term in the Prior Employment Agreements and related non-renewal (and severance upon non-renewal) provisions, (ii) clarification that no annual equity award will be made to a named executive officer if notice of his or her retirement (or other termination) has been given before the annual grant date, and (iii) application of a 12-month non-competition and non-solicitation covenants following any cessation of employment (as compared to shorter periods that in certain cases could have applied under the Prior Employment Agreements).

In addition, the annual base salaries, target annual bonus opportunities and maximum annual bonus opportunities under the Amended and Restated Employment Agreements are updated to reflect those in effect for the 2026 compensation year for Messrs. Pitoniak, Payne, Kieske and Ms. Gallagher, which are: (a) annual base salaries of $1,000,000, $1,200,000, $670,000, and $648,000, respectively; (b) target annual bonus opportunities (as a percentage of base salary) of 225%, 135%, 150%, and 150%, respectively; and (c) maximum annual bonus opportunities (as a percentage of base salary) of 450%, 270%, 300%, and 300%, respectively.

Except for items that are personal to an executive (such as title/role, annual base salary, target and maximum annual bonus opportunities and severance multiple), each named executive officer's Amended and Restated Employment Agreement is substantially identical to the other named executive officers' Amended and Restated Employment Agreements.

Each Amended and Restated Employment Agreement is effective as of February 25, 2026 and will continue in effect until the executive's employment is terminated in accordance with the terms of the agreement.

The foregoing description of the Amended and Restated Employment Agreements is summary in nature, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the Amended and Restated Employment Agreements, which are attached hereto as Exhibits 10.39, 10.40, 10.41 and 10.42 and incorporated by reference herein.

## ITEM 9C.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

# PART III

## ITEM 10.    Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

## ITEM 11.    Executive Compensation

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

## ITEM 12.    Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

## ITEM 13.    Certain Relationships and Related Transactions and Director Independence

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

## ITEM 14.    Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the Company's definitive proxy statement to be filed not later than April 30, 2026 with the SEC pursuant to Regulation 14A under the Exchange Act.

## ITEM 15.    Exhibits and Financial Statement Schedules

(a)(1).    **Financial Statements.**

See the accompanying Index to Consolidated Financial Statements and Schedules on page F-1.

(a)(2).    **Financial Statement Schedules.**

See the accompanying Index to Consolidated Financial Statements and Schedules on page F-1.

(a)(3).    **Exhibits.**

| Exhibit Number | Exhibit Description | Filed Herewith | Incorporated by Reference | | |
|---|---|---|---|---|---|
| | | | Form | Exhibit | Filing Date |
| 3.1 | Articles of Amendment and Restatement of VICI Properties Inc. | | 8-K | 3.1 | 10/11/2017 |
| 3.2 | Articles of Amendment to the Articles of Amendment and Restatement of VICI Properties Inc. | | 8-K | 3.1 | 3/3/2021 |
| 3.3 | Articles of Amendment to the Articles of Amendment and Restatement of VICI Properties Inc. | | 8-K | 3.1 | 9/14/2021 |
| 3.4 | Amended and Restated Bylaws of VICI Properties Inc. (as amended December 19, 2022). | | 10-K | 3.4 | 2/23/2023 |
| 4.1 | 4.250% Senior Notes Indenture, dated as of November 26, 2019, among VICI Properties L.P., VICI Note Co. Inc., the subsidiary guarantors party thereto and UMB Bank, National Association, as trustee. | | 8-K | 4.1 | 11/26/2019 |
| 4.2 | Supplemental Indenture, dated as of April 29, 2022, to the Indenture dated as of November 26, 2019, among VICI Properties L.P., VICI Note Co. Inc., and UMB Bank, National Association, as trustee. | | 10-K | 4.2 | 2/22/2024 |
| 4.3 | 4.625% Senior Notes Indenture, dated as of November 26, 2019, among VICI Properties L.P., VICI Note Co. Inc., the subsidiary guarantors party thereto and UMB Bank, National Association, as trustee. | | 8-K | 4.2 | 11/26/2019 |
| 4.4 | Supplemental Indenture, dated as of April 29, 2022, to the Indenture dated as of November 26, 2019, among VICI Properties L.P., VICI Note Co. Inc., and UMB Bank, National Association, as trustee. | | 10-K | 4.4 | 2/22/2024 |
| 4.5 | 3.750% Senior Notes Indenture, dated as of February 5, 2020, among VICI Properties L.P., VICI Note Co. Inc., the subsidiary guarantors party thereto and UMB Bank, National Association, as trustee. | | 8-K | 4.2 | 2/5/2020 |
| 4.6 | Supplemental Indenture, dated as of April 29, 2022, to the Indenture dated as of February 5, 2020, among VICI Properties L.P., VICI Note Co. Inc., and UMB Bank, National Association, as trustee. | | 10-K | 4.8 | 2/22/2024 |
| 4.7 | 4.125% Senior Notes Indenture, dated as of February 5, 2020, among VICI Properties L.P., VICI Note Co. Inc., the subsidiary guarantors party thereto and UMB Bank, National Association, as trustee. | | 8-K | 4.3 | 2/5/2020 |
| 4.8 | Supplemental Indenture, dated as of April 29, 2022, to the Indenture dated as of February 5, 2020, among VICI Properties L.P., VICI Note Co. Inc., and UMB Bank, National Association, as trustee. | | 10-K | 4.10 | 2/22/2024 |
| 4.9 | Indenture, dated as of April 29, 2022, between VICI Properties L.P. and UMB Bank, National Association, as trustee. | | 8-K | 4.1 | 4/29/2022 |

| | | | | |
|---|---|---|---|---|
| 4.10 | First Supplemental Indenture, dated as of April 29, 2022, between VICI Properties L.P. and UMB Bank, National Association, as trustee. | 8-K | 4.2 | 4/29/2022 |
| 4.11 | Second Supplemental Indenture, dated as of March 18, 2024, between VICI Properties L.P. and UMB Bank, National Association, as trustee. | 8-K | 4.2 | 3/18/2024 |
| 4.12 | Third Supplemental Indenture, dated as of December 19, 2024, between VICI Properties L.P. and UMB Bank, National Association, as trustee. | 8-K | 4.2 | 12/19/2024 |
| 4.13 | Fourth Supplemental Indenture, dated as of April 7, 2025, between VICI Properties L.P. and UMB Bank, National Association, as trustee | 8-K | 4.2 | 4/7/2025 |
| 4.14 | Form of Global Note representing the 4.750% Senior Notes due 2028 (included in Exhibit 4.10). | 8-K | 4.4 | 4/29/2022 |
| 4.15 | Form of Global Note representing the 4.950% Senior Notes due 2030 (included in Exhibit 4.10). | 8-K | 4.5 | 4/29/2022 |
| 4.16 | Form of Global Note representing the 5.125% Senior Notes due 2032 (included in Exhibit 4.10). | 8-K | 4.6 | 4/29/2022 |
| 4.17 | Form of Global Note representing the 5.625% Senior Notes due 2052 (included in Exhibit 4.10). | 8-K | 4.7 | 4/29/2022 |
| 4.18 | Form of Global Note representing the 5.750% Senior Notes due 2034 (included in Exhibit 4.11) | 8-K | 4.3 | 3/18/2024 |
| 4.19 | Form of Global Note representing the 6.125% Senior Notes due 2054 (included in Exhibit 4.11) | 8-K | 4.4 | 3/18/2024 |
| 4.20 | Form of Global Note representing the 5.125% Senior Notes due 2031 (included in Exhibit 4.12) | 8-K | 4.3 | 12/19/2024 |
| 4.21 | Form of Global Note representing the 4.750% Senior Notes due 2028 (included in Exhibit 4.13) | 8-K | 4.3 | 4/7/2025 |
| 4.22 | Form of Global Note representing the 5.625% Senior Notes due 2035 (included in Exhibit 4.13) | 8-K | 4.4 | 4/7/2025 |
| 4.23 | Indenture, dated as of April 29, 2022, relating to the 4.500% Senior Notes due 2026, between VICI Properties L.P., VICI Note Co. Inc. and UMB Bank, National Association, as trustee. | 8-K | 4.10 | 4/29/2022 |
| 4.24 | Indenture, dated as of April 29, 2022, relating to the 5.750% Senior Notes due 2027, between VICI Properties L.P., VICI Note Co. Inc. and UMB Bank, National Association, as trustee. | 8-K | 4.11 | 4/29/2022 |
| 4.25 | Indenture, dated as of April 29, 2022, relating to the 4.500% Senior Notes due 2028, between VICI Properties L.P., VICI Note Co. Inc. and UMB Bank, National Association, as trustee. | 8-K | 4.12 | 4/29/2022 |
| 4.26 | Indenture, dated as of April 29, 2022, relating to the 3.875% Senior Notes due 2029, between VICI Properties L.P., VICI Note Co. Inc. and UMB Bank, National Association, as trustee. | 8-K | 4.13 | 4/29/2022 |
| 4.27 | Form of Global Note representing the 4.500% Senior Notes due 2026 (included in Exhibit 4.23). | 8-K | 4.16 | 4/29/2022 |
| 4.28 | Form of Global Note representing the 5.750% Senior Notes due 2027 (included in Exhibit 4.24). | 8-K | 4.17 | 4/29/2022 |
| 4.29 | Form of Global Note representing the 4.500% Senior Notes due 2028 (included in Exhibit 4.25). | 8-K | 4.18 | 4/29/2022 |
| 4.30 | Form of Global Note representing the 3.875% Senior Notes due 2029 (included in Exhibit 4.26). | 8-K | 4.19 | 4/29/2022 |
| 4.31 | Indenture, dated as of August 12, 2016, among MGM Growth Properties Operating Partnership LP, MGP Finance Co-Issuer, Inc., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee. | 8-K | 4.1 | 8/12/2016 |

| | | | | |
|---|---|---|---|---|
| 4.32 | Seventh Supplemental Indenture, dated as of September 23, 2021, to the Indenture dated as of August 12, 2016, by and among MGM Growth Properties Operating Partnership LP, MGP Finance Co-Issuer, Inc., the Subsidiary Guarantors party thereto and U.S. Bank National Association, as Trustee. | 8-K | 4.2 | 9/27/2021 |
| 4.33 | Indenture, dated as of January 25, 2019, among MGM Growth Properties Operating Partnership LP, MGP Finance Co-Issuer, Inc., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee. | 8-K | 4.1 | 1/25/2019 |
| 4.34 | Seventh Supplemental Indenture, dated as of September 23, 2021, to the Indenture dated as of January 25, 2019, by and among MGM Growth Properties Operating Partnership LP, MGP Finance Co-Issuer, Inc., the Subsidiary Guarantors party thereto and U.S. Bank National Association, as Trustee. | 8-K | 4.4 | 9/27/2021 |
| 4.35 | Indenture, dated as of September 21, 2017, among MGM Growth Properties Operating Partnership LP, MGP Finance Co-Issuer, Inc., the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee. | 8-K | 4.1 | 9/21/2017 |
| 4.36 | Seventh Supplemental Indenture, dated as of September 23, 2021, to the Indenture dated as of September 21, 2017, by and among MGM Growth Properties Operating Partnership LP, MGP Finance Co-Issuer, Inc., the Subsidiary Guarantors party thereto and U.S. Bank National Association, as Trustee. | 8-K | 4.3 | 9/27/2021 |
| 4.37 | Indenture, dated as of November 19, 2020, among MGM Growth Properties Operating Partnership LP, MGP Finance Co-Issuer, Inc., the Subsidiary Guarantors named therein, and U.S. Bank National Association as Trustee. | 8-K | 4.1 | 11/20/2020 |
| 4.38 | First Supplemental Indenture, dated as of September 23, 2021, to the Indenture dated as of November 19, 2020, by and among MGM Growth Properties Operating Partnership LP, MGP Finance Co-Issuer, Inc., the Subsidiary Guarantors party thereto and U.S. Bank National Association, as Trustee. | 8-K | 4.6 | 9/27/2021 |
| 4.39 | Description of Securities | X | | |
| 10.1 | Las Vegas Lease (Conformed through Second Amendment), dated as of July 20, 2020, by and among CPLV Property Owner LLC and Claudine Propco LLC as Landlord and, Desert Palace LLC, CEOC, LLC and Harrah's Las Vegas LLC as Tenant | 8-K | 10.1 | 7/21/2020 |
| 10.2 | Third Amendment to Las Vegas Lease, dated as of September 30, 2020, by and among CPLV Property Owner LLC and Claudine Propco LLC as Landlord and, Desert Palace LLC, CEOC, LLC and Harrah's Las Vegas LLC | 10-Q | 10.15 | 10/28/2020 |
| 10.3 | Fourth Amendment to Las Vegas Lease, dated as of November 18, 2020, by and among CPLV Property Owner LLC and Claudine Propco LLC as Landlord and, Desert Palace LLC, CEOC, LLC and Harrah's Las Vegas LLC | 10-K | 10.3 | 2/18/2021 |
| 10.4 | Fifth Amendment to Las Vegas Lease, dated as of September 3, 2021, by and among CPLV Property Owner LLC and Claudine Propco LLC as Landlord and, Desert Palace LLC, CEOC, LLC and Harrah's Las Vegas LLC | 10-Q | 10.4 | 10/27/2021 |
| 10.5 | Sixth Amendment to Las Vegas Lease, dated as of November 1, 2021, by and among CPLV Property Owner LLC and Claudine Propco LLC as Landlord and, Desert Palace LLC, CEOC, LLC and Harrah's Las Vegas LLC | 10-K | 10.5 | 2/23/2022 |
| 10.6+ | Regional Lease (Conformed through Fifth Amendment), dated as of July 20, 2020, by and among the entities listed on Schedules A and B thereto and CEOC, LLC | 8-K | 10.2 | 7/21/2020 |
| 10.7+ | Sixth Amendment to Regional Lease, dated as of September 30, 2020, by and among the entities listed on Schedules A and B thereto | 10-Q | 10.13 | 10/28/2020 |

| 10.8 | Seventh Amendment to Regional Lease, dated as of November 18, 2020, by and among the entities listed on Schedules A and B thereto | 10-K | 10.6 | 2/18/2021 |
|---|---|---|---|---|
| 10.9 | Eighth Amendment to Regional Lease, dated as of September 3, 2021, by and among the entities listed on Schedules A and B thereto | 10-Q | 10.5 | 10/27/2021 |
| 10.10+ | Ninth Amendment to Regional Lease, dated as of November 1, 2021, by and among the entities listed on Schedules A and B thereto | 10-K | 10.10 | 2/23/2022 |
| 10.11 | Tenth Amendment to Regional Lease, dated as of December 30, 2021, by and among the entities listed on Schedules A and B thereto | 10-K | 10.11 | 2/23/2022 |
| 10.12 | Eleventh Amendment to Regional Lease, dated as of August 25, 2022, by and among the entities listed on Schedules A and B thereto. | 10-Q | 10.1 | 10/27/2022 |
| 10.13 | Twelfth Amendment to Regional Lease, dated as of April 7, 2023, by and among the entities listed on Schedules A and B thereto | 10-Q | 10.1 | 5/1/2023 |
| 10.14 | Thirteenth Amendment to Regional Lease, dated as of June 27, 2025, by and among the entities listed on Schedules A and B thereto | 10-Q | 10.1 | 7/30/2025 |
| 10.15+ | Lease (Joliet) (Conformed through Second Amendment), dated as of July 20, 2020, by and between Harrah's Joliet Landco LLC and Des Plaines Development Limited Partnership | 8-K | 10.3 | 7/21/2020 |
| 10.16 | Third Amendment to Lease (Joliet), dated as of September 30, 2020, by and between Harrah's Joliet Landco LLC and Des Plaines Development Limited Partnership | 10-Q | 10.14 | 10/28/2020 |
| 10.17 | Fourth Amendment to Lease (Joliet), dated as of November 18, 2020, by and between Harrah's Joliet Landco LLC and Des Plaines Development Limited Partnership | 10-K | 10.9 | 2/18/2021 |
| 10.18 | Fifth Amendment to Lease (Joliet), dated as of September 3, 2021, by and between Harrah's Joliet Landco LLC and Des Plaines Development Limited Partnership | 10-Q | 10.6 | 10/27/2021 |
| 10.19 | Sixth Amendment to Lease (Joliet), dated as of November 1, 2021, by and between Harrah's Joliet Landco LLC and Des Plaines Development Limited Partnership | 10-K | 10.16 | 2/23/2022 |
| 10.20 | Amended and Restated Omnibus Amendment to Leases, dated October 27, 2020 | 10-Q | 10.16 | 10/28/2020 |
| 10.21 | Guaranty of Lease entered into as of July 20, 2020 by and between Eldorado Resorts, Inc. (to be renamed Caesars Entertainment, Inc. and converted to a Delaware corporation on the date thereof), CPLV Property Owner LLC, and Claudine Propco LLC (Las Vegas Master Lease) | 8-K | 10.4 | 7/21/2020 |
| 10.22 | Guaranty of Lease entered into as of July 20, 2020 by and between Eldorado Resorts, Inc. (to be renamed Caesars Entertainment, Inc. and converted to a Delaware corporation on the date thereof) and the entities listed on Schedule A thereto (Regional Lease). | 8-K | 10.5 | 7/21/2020 |
| 10.23 | Guaranty of Lease entered into as of July 20, 2020 by and between Eldorado Resorts, Inc. (to be renamed Caesars Entertainment, Inc. and converted to a Delaware corporation on the date thereof) and Harrah's Joliet Landco LLC (Caesars Joliet Lease) | 8-K | 10.6 | 7/21/2020 |
| 10.24 | Amended and Restated Master Lease, by and between MGP Lessor, LLC and MGM Lessee, LLC, dated as of April 29, 2022. | 8-K | 10.1 | 4/29/2022 |
| 10.25 | First Amendment to Amended and Restated Master Lease, dated as of December 19, 2022, by and between MGP Lessor, LLC and MGM Lessee, LLC. | 8-K | 10.1 | 12/19/2022 |

| 10.26 | Second Amendment to Amended and Restated Master Lease, dated as of February 15, 2023, by and between MGP Lessor, LLC and MGM Lessee, LLC. | | 10-K | 10.24 | 2/23/2023 |
|---|---|---|---|---|---|
| 10.27 | Amended and Restated Guaranty of Master Lease, by and between MGM Resorts International and MGP Lessor, LLC, dated as of April 29, 2022. | | 8-K | 10.2 | 4/29/2022 |
| 10.28 | Tax Protection Agreement, by and among VICI Properties Inc., VICI Properties OP LLC, MGM Resorts International and the other parties thereto, dated as of April 29, 2022. | | 8-K | 10.3 | 4/29/2022 |
| 10.29 | Lease, by and between Mandalay PropCo, LLC, MGM Grand PropCo, LLC and MGM Lessee II, LLC, dated as of February 14, 2020 | | 10-K | 10.31 | 2/23/2023 |
| 10.30 | Guaranty of Lease Documents, by and between MGM Resorts International and Mandalay PropCo, LLC, MGM Grand PropCo, LLC, dated as of February 14, 2020 | | 10-K | 10.32 | 2/23/2023 |
| 10.31 | Loan Agreement, by and among Mandalay PropCo, LLC, MGM Grand PropCo, LLC, Citi Real Estate Funding Inc., Barclays Capital Real Estate Inc., Deutsche Bank AG. New York Branch, Société Générale Financial Corporation and Citi Real Estate Funding Inc., as administrative agent, dated as of February 14, 2020 | | 10-K | 10.33 | 2/23/2023 |
| 10.32 | First Amendment to Loan Agreement, dated as of March 30, 2020, among Mandalay Bay PropCo, LLC and MGM Grand PropCo, LLC, collectively as Borrower, and Citi Real Estate Funding Inc., Barclays Capital Real Estate Inc., Deutsche Bank AG, New York Branch, Société Générale Financial Corporation and Citi Real Estate Funding Inc., collectively, as Lender | | 10-K | 10.34 | 2/23/2023 |
| 10.33 | Second Amendment to Loan Agreement, dated as of May 1, 2020, among Mandalay PropCo, LLC and MGM Grand PropCo, LLC, collectively as Borrower, and Citi Real Estate Funding Inc., Barclays Capital Real Estate Inc., Deutsche Bank AG, New York Branch, Société Générale Financial Corporation and Citi Real Estate Funding Inc., collectively, as Lender | | 10-K | 10.35 | 2/23/2023 |
| 10.34 | Third Amendment to Loan Agreement, dated as of July 15, 2020, among Mandalay PropCo, LLC and MGM Grand PropCo, LLC, collectively as Borrower, and Wilmington Trust, National Association, solely in its capacity as trustee for the benefit of the holders of BX Commercial Mortgage Trust 2020-VIVA, Commercial Mortgage Pass-Through Certificates, Series 2020-VIVA, as Lender | | 10-K | 10.36 | 2/23/2023 |
| 10.35 | Credit Agreement, dated as of February 3, 2025, by and among VICI Properties L.P., as Borrower, the financial institutions party thereto as lenders, and Wells Fargo Bank, N.A., as Administrative Agent | | 8-K | 10.1 | 2/4/2025 |
| 10.36 | Second Amended and Restated Agreement of Limited Partnership of VICI Properties L.P. | | 8-K | 10.5 | 4/29/2022 |
| 10.37 | Amended and Restated Limited Liability Company Agreement of VICI Properties OP LLC. | | 8-K | 10.4 | 4/29/2022 |
| 10.38 | Form of Indemnification Agreement, between VICI Properties Inc. and its directors and officers. | | 10 | 10.20 | 9/28/2017 |
| 10.39† | Amended and Restated Employment Agreement, dated as of February 25, 2026, by and between VICI Properties Inc., VICI Properties L.P. and Edward B. Pitoniak. | X | | | |
| 10.40† | Amended and Restated Employment Agreement, dated as of February 25, 2026, by and between VICI Properties Inc., VICI Properties L.P. and John W.R. Payne. | X | | | |
| 10.41† | Amended and Restated Employment Agreement, dated as of February 25, 2026, by and between VICI Properties Inc., VICI Properties L.P. and David A. Kieske. | X | | | |

| | | | | | |
|---|---|---|---|---|---|
| 10.42† | Amended and Restated Employment Agreement, dated as of February 25, 2026, by and between VICI Properties Inc., VICI Properties L.P. and Samantha Sacks Gallagher. | X | | | |
| 10.43† | VICI Properties Inc. 2017 Stock Incentive Plan. | | 8-K | 10.28 | 10/11/2017 |
| 10.44† | Amendment No. 1 to VICI Properties Inc. 2017 Stock Incentive Plan. | | 10-K | 10.52 | 2/14/2019 |
| 10.45† | Form of Restricted Stock Grant. | | 10-K | 10.39 | 3/28/2018 |
| 10.46† | Form of LTIP Time-Based Restricted Stock Grant Agreement. | | 10-K | 10.47 | 2/22/2024 |
| 10.47† | Form of LTIP Performance-Based Restricted Stock Unit Agreement. | | 10-K | 10.48 | 2/22/2024 |
| 19.1 | Inside Information and Securities Trading Policy and Procedures of VICI Properties Inc. | | 10-K | 19.1 | 2/20/2025 |
| 21.1 | Subsidiaries of VICI Properties Inc. | X | | | |
| 21.2 | Subsidiaries of VICI Properties L.P. | X | | | |
| 23.1 | Consent of Deloitte & Touche LLP for VICI Properties Inc. | X | | | |
| 23.2 | Consent of Deloitte & Touche LLP for VICI Properties L.P. | X | | | |
| 24.1 | Power of Attorney (included on signature page) | X | | | |
| 31.1 | VICI Properties Inc. Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | X | | | |
| 31.2 | VICI Properties Inc. Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | X | | | |
| 31.3 | VICI Properties L.P. Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | X | | | |
| 31.4 | VICI Properties L.P. Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | X | | | |
| 32.1 | VICI Properties Inc. Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | * | | | |
| 32.2 | VICI Properties Inc. Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | * | | | |
| 32.3 | VICI Properties L.P. Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | * | | | |
| 32.4 | VICI Properties L.P. Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | * | | | |
| 97.1 | VICI Properties Inc. Incentive Compensation Clawback Policy | | 10-K | 97.1 | 2/22/2024 |
| 101.INS | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document | X | | | |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document | X | | | |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document | X | | | |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document | X | | | |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document | X | | | |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document | X | | | |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) | | | | |

* Furnished herewith

† Management contracts and compensation plans and arrangements.

+ Portions of the exhibits have been redacted because (i) the registrant customarily and actually treats that information as private or confidential and (ii) the omitted information is not material.

## ITEM 16.    Form 10-K Summary

None.

# SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.**


**VICI PROPERTIES INC.**


| | | |
|---|---|---|
| February 25, 2026 | By: | /S/ EDWARD B. PITONIAK |
| | | **Edward B. Pitoniak** |
| | | **Chief Executive Officer and Director** |


**VICI PROPERTIES L.P.**


| | | |
|---|---|---|
| February 25, 2026 | By: | /S/ EDWARD B. PITONIAK |
| | | **Edward B. Pitoniak** |
| | | **Chief Executive Officer** |

# POWER OF ATTORNEY

Each of the officers and directors of VICI Properties Inc. and the officers of VICI Properties L.P., whose signature appears below, in so signing, also makes, constitutes and appoints each of Edward B. Pitoniak, David A. Kieske and Gabriel F. Wasserman, and each of them, his or her true and lawful attorneys-in-fact, with full power and substitution, for him or her in any and all capacities, to execute and cause to be filed with the SEC any and all amendments to this Annual Report on Form 10-K, with exhibits thereto and all other documents connected therewith and to perform any acts necessary to be done in order to file such documents, and hereby ratifies and confirms all that said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

**Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.**

| Signature | Title | Date |
|---|---|---|
| /S/ EDWARD B. PITONIAK<br>**Edward B. Pitoniak** | Chief Executive Officer and Director<br>(Principal Executive Officer of VICI Properties Inc. and VICI Properties L.P.) | February 25, 2026 |
| /S/ DAVID A. KIESKE<br>**David A. Kieske** | Chief Financial Officer<br>(Principal Financial Officer of VICI Properties Inc. and VICI Properties L.P.) | February 25, 2026 |
| /S/ GABRIEL F. WASSERMAN<br>**Gabriel F. Wasserman** | Chief Accounting Officer<br>(Principal Accounting Officer of VICI Properties Inc. and VICI Properties L.P.) | February 25, 2026 |
| /S/ JAMES R. ABRAHAMSON<br>**James R. Abrahamson** | Chair of the Board of Directors | February 25, 2026 |
| /S/ DIANA F. CANTOR<br>**Diana F. Cantor** | Director | February 25, 2026 |
| /S/ MONICA H. DOUGLAS<br>**Monica H. Douglas** | Director | February 25, 2026 |
| /S/ ELIZABETH I. HOLLAND<br>**Elizabeth I. Holland** | Director | February 25, 2026 |
| /S/ CRAIG MACNAB<br>**Craig Macnab** | Director | February 25, 2026 |
| /S/ MICHAEL D. RUMBOLZ<br>**Michael D. Rumbolz** | Director | February 25, 2026 |

(This page has been left blank intentionally.)

# INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of VICI Properties Inc.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VICI Properties Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### *Allowance for Credit Losses — Refer to Notes 2 and 5 to the financial statements*

*Critical Audit Matter Description*

The Company applies Accounting Standard Codification Topic 326 - *Financial Instruments-Credit Losses* to measure and record current expected credit losses ("CECL") using a discounted cash flow model for its sales-type leases and lease financing receivables. This model requires the Company to develop cash flows which are used to project estimated credit losses over the life of the sales-type lease and lease financing receivable, and discount these cash flows at the lease's effective interest rate.

Expected losses within the Company's cash flows are determined by estimating the probability of default ("PD") and loss given default ("LGD") of its tenants and their parent guarantors over the life of each sales-type lease and lease financing receivable by using a model from an independent third-party provider. The PD and LGD are estimated during a reasonable and supportable period which is developed by using the current financial condition of the tenants and their parent guarantors and applying it to a projection of economic conditions over a two-year term. The PD and LGD are also estimated for a long-term period by using the average historical default rates and historical loss rates of public companies that have similar credit profiles or characteristics to the Company's tenants and their parent guarantors. Significant inputs to the Company's forecasting methods include the tenants' short-term and long-term PD and LGD based on the tenants' and their parent guarantors' credit profile related to sales-type leases and lease financing receivables.

Given the significant amount of judgment required by management to estimate the short-term and long-term PD and LGD, performing audit procedures to evaluate the reasonableness of the estimated allowance for credit losses on sales-type leases and lease financing receivables required a high degree of auditor judgment and increased effort, including the need to involve our credit specialists.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the allowance for credit losses for the Company's sales-type leases and lease financing receivables included the following, among others:

- We tested the effectiveness of controls over the allowance for credit losses, including management's controls over the data used in the model.

- With the assistance of our credit specialists, we evaluated the reasonableness of the model's methodology, which includes PD and LGD assumptions.

- We tested the inputs used to determine the short-term and long-term PD of the tenants and their parent guarantors by agreeing the respective credit rating and equity value of each entity to independent data.

- We reconciled the cash flow inputs used in the CECL model by agreeing them to the respective contractual agreements.

/s/ Deloitte & Touche LLP

New York, New York
February 25, 2026

We have served as the Company's auditor since 2016.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the stockholders and the Board of Directors of VICI Properties Inc.

**Opinion on Internal Control over Financial Reporting**

We have audited the internal control over financial reporting of VICI Properties Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 25, 2026, expressed an unqualified opinion on those consolidated financial statements.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
February 25, 2026

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Partners of VICI Properties L.P. and the Board of Directors of VICI Properties Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of VICI Properties L.P. and subsidiaries (the "Partnership") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, partners' capital, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2026, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

**Basis for Opinion**

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Allowance for Credit Losses — Refer to Notes 2 and 5 to the financial statements*

*Critical Audit Matter Description*

The Partnership applies Accounting Standard Codification Topic 326 - *Financial Instruments-Credit Losses* to measure and record current expected credit losses ("CECL") using a discounted cash flow model for its sales-type leases and lease financing receivables. This model requires the Partnership to develop cash flows which are used to project estimated credit losses over the life of the sales-type lease and lease financing receivable, and discount these cash flows at the lease's effective interest rate.

Expected losses within the Partnership's cash flows are determined by estimating the probability of default ("PD") and loss given default ("LGD") of its tenants and their parent guarantors over the life of each sales-type lease and lease financing receivable by using a model from an independent third-party provider. The PD and LGD are estimated during a reasonable and supportable period which is developed by using the current financial condition of the tenants and their parent guarantors and applying it to a projection of economic conditions over a two-year term. The PD and LGD are also estimated for a long-term period by using the average historical default rates and historical loss rates of public companies that have similar credit profiles or characteristics to the Partnership's tenants and their parent guarantors. Significant inputs to the Partnership's forecasting methods include the tenants' short-term and long-term PD and LGD based on the tenants' and their parent guarantors' credit profile related to sales-type leases and lease financing receivables.

Given the significant amount of judgment required by management to estimate the short-term and long-term PD and LGD, performing audit procedures to evaluate the reasonableness of the estimated allowance for credit losses on sales-type leases and lease financing receivables required a high degree of auditor judgment and increased effort, including the need to involve our credit specialists.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the allowance for credit losses for the Partnership's sales-type leases and lease financing receivables included the following, among others:

- We tested the effectiveness of controls over the allowance for credit losses, including management's controls over the data used in the model.

- With the assistance of our credit specialists, we evaluated the reasonableness of the model's methodology, which includes PD and LGD assumptions.

- We tested the inputs used to determine the short-term and long-term PD of the tenants and their parent guarantors by agreeing the respective credit rating and equity value of each entity to independent data.

- We reconciled the cash flow inputs used in the CECL model by agreeing them to the respective contractual agreements.

/s/ Deloitte & Touche LLP

New York, New York
February 25, 2026

We have served as the Partnership's auditor since 2022.

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Partners of VICI Properties L.P. and the Board of Directors of VICI Properties Inc.

**Opinion on Internal Control over Financial Reporting**

We have audited the internal control over financial reporting of VICI Properties L.P. and subsidiaries (the "Partnership") as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Partnership and our report dated February 25, 2026, expressed an unqualified opinion on those consolidated financial statements.

**Basis for Opinion**

The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
February 25, 2026

## VICI PROPERTIES INC.
## CONSOLIDATED BALANCE SHEETS
## (In thousands, except share and per share data)

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| ***Assets*** | | |
| Real estate portfolio: | | |
| Investments in leases - sales-type, net | $ 23,706,563 | $ 23,581,101 |
| Investments in leases - financing receivables, net | 18,697,133 | 18,430,320 |
| Investments in loans and securities, net | 2,525,457 | 1,651,533 |
| Land | 148,002 | 150,727 |
| Cash and cash equivalents | 563,479 | 524,615 |
| Short-term investments | 44,484 | — |
| Other assets | 1,039,050 | 1,030,644 |
| Total assets | $ 46,724,168 | $ 45,368,940 |
| ***Liabilities*** | | |
| Debt, net | $ 16,773,241 | $ 16,732,889 |
| Accrued expenses and deferred revenue | 238,715 | 217,956 |
| Dividends and distributions payable | 486,259 | 461,954 |
| Other liabilities | 1,003,366 | 1,004,340 |
| Total liabilities | 18,501,581 | 18,417,139 |
| ***Commitments and contingent liabilities (Note 10)*** | | |
| ***Stockholders' equity*** | | |
| Common stock, $0.01 par value, 1,350,000,000 shares authorized and 0 and 1,068,808,694 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively | 10,688 | 10,564 |
| Preferred stock, $0.01 par value, 50,000,000 shares authorized and no shares outstanding at December 31, 2025 and 2024 | — | — |
| Additional paid-in capital | 24,898,868 | 24,515,417 |
| Accumulated other comprehensive income | 121,031 | 144,574 |
| Retained earnings | 2,767,053 | 1,867,400 |
| Total VICI stockholders' equity | 27,797,640 | 26,537,955 |
| Non-controlling interests | 424,947 | 413,846 |
| Total stockholders' equity | 28,222,587 | 26,951,801 |
| Total liabilities and stockholders' equity | $ 46,724,168 | $ 45,368,940 |

*Note: As of December 31, 2025 and December 31, 2024, our Investments in leases - sales-type, Investments in leases - financing receivables, Investments in loans and Other assets (sales-type sub-leases) are net of $919.2 million, $769.9 million, $56.4 million and $23.9 million, respectively, and $802.7 million, $737.1 million, $25.0 million, and $20.6 million, respectively, of Allowance for credit losses. Refer to Note 5 - Allowance for Credit Losses for further details.*

See accompanying Notes to Consolidated Financial Statements.

# VICI PROPERTIES INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
### (In thousands, except share and per share data)

|  | Year Ended December 31, | | |
|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Revenues** | | | |
| Income from sales-type leases | $ 2,125,367 | $ 2,068,443 | $ 1,980,178 |
| Income from lease financing receivables, loans and securities | 1,763,494 | 1,662,889 | 1,519,516 |
| Other income | 77,479 | 77,422 | 73,326 |
| Golf revenues | 39,776 | 40,451 | 38,968 |
| Total revenues | 4,006,116 | 3,849,205 | 3,611,988 |
|  | | | |
| **Expenses** | | | |
| General and administrative | 65,082 | 69,109 | 59,603 |
| Depreciation | 3,637 | 4,125 | 4,298 |
| Other expenses | 77,479 | 77,422 | 73,326 |
| Golf expenses | 26,730 | 26,895 | 27,089 |
| Change in allowance for credit losses | 177,887 | 126,720 | 102,824 |
| Transaction and acquisition expenses | 7,729 | 4,567 | 8,017 |
| Total expenses | 358,544 | 308,838 | 275,157 |
|  | | | |
| Interest expense | (843,614) | (826,097) | (818,056) |
| Interest income | 14,363 | 16,095 | 23,970 |
| Other gains | 2,658 | 581 | 4,456 |
| Income from unconsolidated affiliate | — | — | 1,280 |
| Income before income taxes | 2,820,979 | 2,730,946 | 2,548,481 |
| (Provision for) benefit from income taxes | (2,435) | (9,704) | 6,141 |
| Net income | 2,818,544 | 2,721,242 | 2,554,622 |
| Less: Net income attributable to non-controlling interests | (43,051) | (42,432) | (41,082) |
| Net income attributable to common stockholders | $ 2,775,493 | $ 2,678,810 | $ 2,513,540 |
|  | | | |
| **Net income per common share** | | | |
| Basic | $ 2.61 | $ 2.56 | $ 2.48 |
| Diluted | $ 2.61 | $ 2.56 | $ 2.47 |
|  | | | |
| **Weighted average number of shares of common stock outstanding** | | | |
| Basic | 1,062,006,448 | 1,046,739,537 | 1,014,513,195 |
| Diluted | 1,062,693,062 | 1,047,675,111 | 1,015,776,697 |
|  | | | |
| **Other comprehensive income** | | | |
| Net income | $ 2,818,544 | $ 2,721,242 | $ 2,554,622 |
| Reclassification of derivative gain to Interest expense | (25,509) | (24,662) | (24,148) |
| Unrealized (loss) gain on cash flow hedges | (5,949) | 26,973 | (9,655) |
| Foreign currency translation adjustments | 7,649 | (11,762) | 1,952 |
| Comprehensive income | 2,794,735 | 2,711,791 | 2,522,771 |
| Comprehensive income attributable to non-controlling interests | (42,785) | (42,277) | (40,714) |
| Comprehensive income attributable to common stockholders | $ 2,751,950 | $ 2,669,514 | $ 2,482,057 |

See accompanying Notes to Consolidated Financial Statements.

# VICI PROPERTIES INC.
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (In thousands, except per share data)

| | Common Stock | Additional Paid-in Capital | Accumulated Other Comprehensive Income | Retained Earnings | Total VICI Stockholders' Equity | Non-controlling Interests | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| **Balance as of December 31, 2022** | $ 9,631 | $ 21,645,499 | $ 185,353 | $ 93,154 | $ 21,933,637 | $ 356,476 | $ 22,290,113 |
| Net income | — | — | — | 2,513,540 | 2,513,540 | 41,082 | 2,554,622 |
| Issuance of common stock, net | 791 | 2,478,929 | — | — | 2,479,720 | — | 2,479,720 |
| Issuance of partnership units | — | — | — | | — | 24,390 | 24,390 |
| Reallocation of equity | — | (8,993) | — | — | (8,993) | 8,993 | — |
| Dividends and distributions declared ($1.610 per common share) | — | — | — | (1,640,932) | (1,640,932) | (28,858) | (1,669,790) |
| Stock-based compensation, net of forfeitures | 5 | 10,437 | — | — | 10,442 | 128 | 10,570 |
| Reclassification of derivative gain to Interest expense | — | — | (23,860) | — | (23,860) | (288) | (24,148) |
| Unrealized loss on cash flow hedges | — | — | (9,551) | — | (9,551) | (104) | (9,655) |
| Foreign currency translation adjustments | — | — | 1,928 | — | 1,928 | 24 | 1,952 |
| **Balance as of December 31, 2023** | 10,427 | 24,125,872 | 153,870 | 965,762 | 25,255,931 | 401,843 | 25,657,774 |
| Net income | — | — | — | 2,678,810 | 2,678,810 | 42,432 | 2,721,242 |
| Issuance of common stock, net | 132 | 378,554 | — | — | 378,686 | — | 378,686 |
| Reallocation of equity | — | (975) | — | — | (975) | 975 | — |
| Dividends and distributions declared ($1.695 per common share) | — | — | — | (1,777,172) | (1,777,172) | (31,447) | (1,808,619) |
| Stock-based compensation, net of forfeitures | 5 | 11,966 | — | — | 11,971 | 198 | 12,169 |
| Reclassification of derivative gain to Interest expense | — | — | (24,384) | — | (24,384) | (278) | (24,662) |
| Unrealized gain on cash flow hedges | — | — | 26,668 | — | 26,668 | 305 | 26,973 |
| Foreign currency translation adjustments | — | — | (11,580) | | (11,580) | (182) | (11,762) |
| **Balance as of December 31, 2024** | 10,564 | 24,515,417 | 144,574 | 1,867,400 | 26,537,955 | 413,846 | 26,951,801 |
| Net income | — | — | — | 2,775,493 | 2,775,493 | 43,051 | 2,818,544 |
| Issuance of common stock, net | 121 | 375,229 | — | — | 375,350 | — | 375,350 |
| Reallocation of equity | — | (639) | — | — | (639) | 639 | — |
| Dividends and distributions declared ($1.765 per common share) | — | — | — | (1,875,840) | (1,875,840) | (32,423) | (1,908,263) |
| Stock-based compensation, net of forfeitures | 3 | 8,861 | — | — | 8,864 | 100 | 8,964 |
| Reclassification of derivative gain to Interest expense | — | — | (25,218) | — | (25,218) | (291) | (25,509) |
| Unrealized loss on cash flow hedges | — | — | (5,881) | — | (5,881) | (68) | (5,949) |
| Foreign currency translation adjustments | — | — | 7,556 | — | 7,556 | 93 | 7,649 |
| **Balance as of December 31, 2025** | $ 10,688 | $ 24,898,868 | $ 121,031 | $ 2,767,053 | $ 27,797,640 | $ 424,947 | $ 28,222,587 |

See accompanying Notes to Consolidated Financial Statements.

# VICI PROPERTIES INC.
# CONSOLIDATED STATEMENTS OF CASH FLOWS
## (In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| ***Cash flows from operating activities*** | | | |
| Net income | $ 2,818,544 | $ 2,721,242 | $ 2,554,622 |
| Adjustments to reconcile net income to cash flows provided by operating activities: | | | |
| Non-cash leasing and financing adjustments | (523,920) | (537,708) | (515,488) |
| Stock-based compensation | 16,195 | 17,511 | 15,536 |
| Depreciation | 3,637 | 4,125 | 4,298 |
| Other gains | (2,658) | (581) | (4,456) |
| Amortization of debt issuance costs and original issue discount | 46,831 | 46,668 | 46,123 |
| Change in allowance for credit losses | 177,887 | 126,720 | 102,824 |
| Deferred income taxes | (1,743) | 5,439 | (10,426) |
| Payment-in-kind interest | (37,547) | — | — |
| Net proceeds from settlement of derivatives | 1,767 | 9,602 | — |
| Income from unconsolidated affiliate | — | — | (1,280) |
| Distributions from unconsolidated affiliate | — | — | 3,273 |
| Change in operating assets and liabilities: | | | |
| Other assets | (441) | 3,428 | 5,124 |
| Accrued expenses and deferred revenue | 12,986 | (13,443) | (11,645) |
| Other liabilities | (1,547) | (1,505) | (7,496) |
| Net cash provided by operating activities | 2,509,991 | 2,381,498 | 2,181,009 |
| | | | |
| ***Cash flows from investing activities*** | | | |
| Investments in leases - sales-type | — | (411,800) | (241,139) |
| Investments in leases - financing receivables | — | (248) | (1,131,996) |
| Investments in loans and securities | (887,246) | (579,057) | (959,135) |
| Principal repayments of loans and securities and receipts of deferred fees | 27,489 | 80,750 | 482,006 |
| Net cash paid in connection with the MGM Grand/Mandalay Bay JV Interest Acquisition | — | — | (1,266,905) |
| Capitalized transaction costs | (4,692) | (5,863) | (1,468) |
| Investments in short-term investments | (44,484) | (29,579) | — |
| Maturities of short-term investments | — | 29,579 | 217,342 |
| Proceeds from sale of real estate | 5,502 | 963 | 6,235 |
| Acquisition of property and equipment | (1,335) | (7,526) | (4,035) |
| Net cash used in investing activities | (904,766) | (922,781) | (2,899,095) |

# VICI PROPERTIES INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In thousands)

| | | Year Ended December 31, | | | |
|---|---|---|---|---|---|
| | | 2025 | | 2024 | 2023 |
| *Cash flows from financing activities* | | | | | |
| Proceeds from offering of common stock, net | | 375,349 | | 378,687 | 2,480,105 |
| Proceeds from Revolving Credit Facility | | 426,024 | | 82,200 | 419,148 |
| Repayment of Revolving Credit Facility | | (439,942) | | (94,306) | (250,000) |
| Proceeds from senior unsecured notes offerings | | 1,284,437 | | 1,771,168 | — |
| Redemption of senior unsecured notes | | (1,300,000) | | (1,800,000) | — |
| Debt issuance costs | | (19,481) | | (5,303) | (105) |
| Repurchase of stock for tax withholding | | (7,232) | | (5,341) | (4,966) |
| Distributions to non-controlling interests | | (32,209) | | (31,235) | (28,552) |
| Dividends paid | | (1,853,467) | | (1,752,991) | (1,583,840) |
| Net cash (used in) provided by financing activities | | (1,566,521) | | (1,457,121) | 1,031,790 |
| | | | | | |
| Effect of exchange rate changes on cash, cash equivalents and restricted cash | | 160 | | 445 | (63) |
| | | | | | |
| Net increase in cash, cash equivalents and restricted cash | | 38,864 | | 2,041 | 313,641 |
| Cash, cash equivalents and restricted cash, beginning of period | | 524,615 | | 522,574 | 208,933 |
| Cash, cash equivalents and restricted cash, end of period | $ | 563,479 | $ | 524,615 $ | 522,574 |
| | | | | | |
| *Supplemental cash flow information:* | | | | | |
| Cash paid for interest | $ | 778,793 | $ | 781,401 $ | 762,610 |
| Cash paid for income taxes | | 7,337 | | 3,338 | 4,915 |
| *Supplemental non-cash investing and financing activity:* | | | | | |
| Dividends and distributions declared, not paid | $ | 486,469 | $ | 462,170 $ | 439,486 |
| Issuance of stock-based compensation subject to repurchase for tax withholding | | 18,613 | | 17,576 | 11,443 |
| Accrued capitalized transaction costs | | 3,491 | | 1,600 | 2,311 |
| Debt issuance costs payable | | 5 | | 476 | 45 |
| Non-cash change in Investments in leases - financing receivables | | 282,989 | | 283,406 | 276,929 |
| Obtaining right-of-use assets in exchange for lease liabilities | | — | | 15,523 | 82,099 |

See accompanying Notes to Consolidated Financial Statements.

# VICI PROPERTIES L.P.
## CONSOLIDATED BALANCE SHEETS
### (In thousands, except unit and per unit data)

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Assets** | | |
| Real estate portfolio: | | |
| Investments in leases - sales-type, net | $ 23,706,563 | $ 23,581,101 |
| Investments in leases - financing receivables, net | 18,697,133 | 18,430,320 |
| Investments in loans and securities, net | 2,525,457 | 1,651,533 |
| Land | 148,002 | 150,727 |
| Cash and cash equivalents | 553,412 | 456,899 |
| Short-term investments | 44,484 | — |
| Other assets | 961,227 | 1,015,180 |
| Total assets | $ 46,636,278 | $ 45,285,760 |
| | | |
| **Liabilities** | | |
| Debt, net | $ 16,773,241 | $ 16,732,889 |
| Accrued expenses and deferred revenue | 236,424 | 215,452 |
| Distributions payable | 486,259 | 461,954 |
| Other liabilities | 990,176 | 990,577 |
| Total liabilities | 18,486,100 | 18,400,872 |
| | | |
| **Commitments and contingent liabilities (Note 10)** | | |
| | | |
| **Partners' capital** | | |
| Partners' capital, 1,081,042,744 and 1,068,598,058 operating partnership units issued and outstanding at December 31, 2025 and December 31, 2024, respectively | 27,923,645 | 26,634,873 |
| Accumulated other comprehensive income | 120,090 | 143,899 |
| Total VICI LP's capital | 28,043,735 | 26,778,772 |
| Non-controlling interests | 106,443 | 106,116 |
| Total capital attributable to partners | 28,150,178 | 26,884,888 |
| Total liabilities and partners' capital | $ 46,636,278 | $ 45,285,760 |

---

*Note: As of December 31, 2025 and December 31, 2024, our Investments in leases - sales-type, Investments in leases - financing receivables, Investments in loans and Other assets (sales-type sub-leases) are net of $919.2 million, $769.9 million, $56.4 million and $23.9 million, respectively, and $802.7 million, $737.1 million, $25.0 million, and $20.6 million, respectively, of Allowance for credit losses. Refer to Note 5 - Allowance for Credit Losses for further details.*

See accompanying Notes to Consolidated Financial Statements.

# VICI PROPERTIES L.P.
## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
### (In thousands, except unit and per unit data)

| | Year Ended December 31, | | |
|---|---:|---:|---:|
| | **2025** | **2024** | **2023** |
| ***Revenues*** | | | |
| Income from sales-type leases | $ 2,125,367 | $ 2,068,443 | $ 1,980,178 |
| Income from lease financing receivables, loans and securities | 1,763,494 | 1,662,889 | 1,519,516 |
| Other income | 77,479 | 77,422 | 73,326 |
| Total revenues | 3,966,340 | 3,808,754 | 3,573,020 |
| | | | |
| ***Expenses*** | | | |
| General and administrative | 62,438 | 63,909 | 59,570 |
| Depreciation | 521 | 699 | 558 |
| Other expenses | 77,479 | 77,422 | 73,326 |
| Change in allowance for credit losses | 177,887 | 126,720 | 102,824 |
| Transaction and acquisition expenses | 7,729 | 4,567 | 8,017 |
| Total expenses | 326,054 | 273,317 | 244,295 |
| | | | |
| Interest expense | (843,614) | (826,097) | (818,056) |
| Interest income | 13,860 | 14,013 | 21,444 |
| Other gains | 2,658 | 581 | 4,456 |
| Income from unconsolidated affiliate | — | — | 1,280 |
| Income before income taxes | 2,813,190 | 2,723,934 | 2,537,849 |
| (Provision for) benefit from income taxes | (543) | (8,479) | 8,121 |
| Net income | 2,812,647 | 2,715,455 | 2,545,970 |
| Less: Net income attributable to non-controlling interests | (11,165) | (11,200) | (10,904) |
| Net income attributable to partners | $ 2,801,482 | $ 2,704,255 | $ 2,535,066 |
| | | | |
| ***Net income per Partnership unit*** | | | |
| Basic | $ 2.61 | $ 2.55 | $ 2.47 |
| Diluted | $ 2.61 | $ 2.55 | $ 2.47 |
| | | | |
| ***Weighted average number of Partnership units outstanding*** | | | |
| Basic | 1,074,237,821 | 1,058,970,910 | 1,026,744,568 |
| Diluted | 1,074,924,435 | 1,059,906,484 | 1,028,008,070 |
| | | | |
| ***Other comprehensive income*** | | | |
| Net income attributable to partners | $ 2,801,482 | $ 2,704,255 | $ 2,535,066 |
| Reclassification of derivative gain to Interest expense | (25,509) | (24,662) | (24,148) |
| Unrealized (loss) gain on cash flow hedges | (5,949) | 26,973 | (9,655) |
| Foreign currency translation adjustments | 7,649 | (11,762) | 1,952 |
| Comprehensive income attributable to partners | $ 2,777,673 | $ 2,694,804 | $ 2,503,215 |

See accompanying Notes to Consolidated Financial Statements.

# VICI PROPERTIES L.P.
# CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
# (In thousands)

| | Partners' Capital | Accumulated Other Comprehensive Income | Non-controlling Interest | Total |
|---|---|---|---|---|
| **Balance as of December 31, 2022** | $ 21,900,511 | $ 185,201 | $ 79,504 | $ 22,165,216 |
| Net income | 2,535,066 | — | 10,904 | 2,545,970 |
| Contributions from Parent | 2,516,109 | — | — | 2,516,109 |
| Distributions to Parent | (1,673,609) | — | — | (1,673,609) |
| Issuance of partnership units | — | — | 24,390 | 24,390 |
| Distributions to non-controlling interest | — | — | (9,166) | (9,166) |
| Stock-based compensation, net of forfeitures | 10,570 | — | — | 10,570 |
| Reclassification of derivative gain to Interest expense | — | (24,148) | — | (24,148) |
| Unrealized loss on cash flow hedges | — | (9,655) | — | (9,655) |
| Foreign currency translation adjustments | — | 1,952 | — | 1,952 |
| **Balance as of December 31, 2023** | 25,288,647 | 153,350 | 105,632 | 25,547,629 |
| Net income | 2,704,255 | — | 11,200 | 2,715,455 |
| Contributions from Parent | 430,693 | — | — | 430,693 |
| Distributions to Parent | (1,800,891) | — | — | (1,800,891) |
| Distributions to non-controlling interest | — | — | (10,716) | (10,716) |
| Stock-based compensation, net of forfeitures | 12,169 | — | — | 12,169 |
| Reclassification of derivative gain to Interest expense | — | (24,662) | — | (24,662) |
| Unrealized gain on cash flow hedges | — | 26,973 | — | 26,973 |
| Foreign currency translation adjustments | — | (11,762) | — | (11,762) |
| **Balance as of December 31, 2024** | 26,634,873 | 143,899 | 106,116 | 26,884,888 |
| Net income | 2,801,482 | — | 11,165 | 2,812,647 |
| Contributions from Parent | 376,248 | — | — | 376,248 |
| Distributions to Parent | (1,897,922) | — | — | (1,897,922) |
| Distributions to non-controlling interest | — | — | (10,838) | (10,838) |
| Stock-based compensation, net of forfeitures | 8,964 | — | — | 8,964 |
| Reclassification of derivative gain to Interest expense | — | (25,509) | — | (25,509) |
| Unrealized loss on cash flow hedges | — | (5,949) | — | (5,949) |
| Foreign currency translation adjustments | — | 7,649 | — | 7,649 |
| **Balance as of December 31, 2025** | $ 27,923,645 | $ 120,090 | $ 106,443 | $ 28,150,178 |

See accompanying Notes to Consolidated Financial Statements.

# VICI PROPERTIES L.P.
# CONSOLIDATED STATEMENTS OF CASH FLOWS
# (In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| ***Cash flows from operating activities*** | | | |
| Net income | $ 2,812,647 | $ 2,715,455 | $ 2,545,970 |
| Adjustments to reconcile net income to cash flows provided by operating activities: | | | |
| Non-cash leasing and financing adjustments | (523,920) | (537,708) | (515,488) |
| Stock-based compensation | 16,195 | 17,511 | 15,536 |
| Depreciation | 521 | 699 | 558 |
| Other gains | (2,658) | (581) | (4,456) |
| Amortization of debt issuance costs and original issue discount | 46,831 | 46,668 | 46,123 |
| Change in allowance for credit losses | 177,887 | 126,720 | 102,824 |
| Deferred income taxes | (1,491) | 6,135 | (10,569) |
| Payment-in-kind interest | (37,547) | — | — |
| Net proceeds from settlement of derivatives | 1,767 | 9,602 | — |
| Income from unconsolidated affiliate | — | — | (1,280) |
| Distributions from unconsolidated affiliate | — | — | 3,273 |
| Change in operating assets and liabilities: | | | |
| Other assets | 626 | 3,736 | 5,469 |
| Accrued expenses and deferred revenue | 10,750 | (14,023) | (12,323) |
| Other liabilities | (1,222) | (1,229) | (7,274) |
| Net cash provided by operating activities | 2,500,386 | 2,372,985 | 2,168,363 |
| | | | |
| ***Cash flows from investing activities*** | | | |
| Investments in leases - sales-type | — | (411,800) | (241,139) |
| Investments in leases - financing receivables | — | (248) | (1,131,996) |
| Investments in loans and securities | (887,246) | (579,057) | (959,135) |
| Principal repayments of loans and receipts of deferred fees | 27,489 | 80,750 | 482,006 |
| Net cash paid in connection with the MGM Grand/Mandalay Bay JV Interest Acquisition | — | — | (1,266,905) |
| Capitalized transaction costs | (4,692) | (5,863) | (1,468) |
| Investments in short-term investments | (44,484) | (29,579) | — |
| Maturities of short-term investments | — | 29,579 | 217,342 |
| Proceeds from sale of real estate | 5,502 | 963 | 6,235 |
| Acquisition of property and equipment | (97) | (4,530) | (1,176) |
| Net cash used in investing activities | (903,528) | (919,785) | (2,896,236) |

# VICI PROPERTIES L.P.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In thousands)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| *Cash flows from financing activities* | | | |
| Contributions from Parent | 438,943 | 367,331 | 2,507,511 |
| Distributions to Parent | (1,872,416) | (1,773,366) | (1,605,502) |
| Proceeds from Revolving Credit Facility | 426,024 | 82,200 | 419,148 |
| Paydown of Revolving Credit Facility | (439,942) | (94,306) | (250,000) |
| Proceeds from senior unsecured notes offerings | 1,284,437 | 1,771,168 | — |
| Redemption of senior unsecured notes | (1,300,000) | (1,800,000) | — |
| Debt issuance costs | (19,481) | (5,303) | (105) |
| Repurchase of stock for tax withholding | (7,232) | (5,341) | (4,966) |
| Distributions to non-controlling interest | (10,838) | (10,713) | (9,166) |
| Net cash (used in) provided by financing activities | (1,500,505) | (1,468,330) | 1,056,920 |
| | | | |
| Effect of exchange rate changes on cash, cash equivalents and restricted cash | 160 | 445 | (63) |
| | | | |
| Net increase (decrease) in cash, cash equivalents and restricted cash | 96,513 | (14,685) | 328,984 |
| Cash, cash equivalents and restricted cash, beginning of period | 456,899 | 471,584 | 142,600 |
| Cash, cash equivalents and restricted cash, end of period | $ 553,412 | $ 456,899 | $ 471,584 |
| | | | |
| *Supplemental cash flow information:* | | | |
| Cash paid for interest | $ 778,793 | $ 781,401 | $ 762,610 |
| Cash paid for income taxes | 4,068 | 1,312 | 1,598 |
| *Supplemental non-cash investing and financing activity:* | | | |
| Distributions payable | $ 486,469 | $ 462,170 | $ 439,486 |
| Issuance of stock-based compensation, subject to repurchase for tax withholding | 18,613 | 17,576 | 11,443 |
| Accrued capitalized transaction costs | 3,491 | 1,600 | 2,311 |
| Debt issuance costs payable | 5 | 476 | 45 |
| Non-cash change in Investments in leases - financing receivables | 282,989 | 283,406 | 276,929 |
| Obtaining right-of-use assets in exchange for lease liabilities | — | 15,523 | 82,099 |
| Contributions receivable | — | 63,216 | — |

See accompanying Notes to Consolidated Financial Statements.

*In this Annual Report on Form 10-K, the words the "Company," "VICI," "we," "our," and "us" refer to VICI Properties Inc. and its subsidiaries, including VICI Properties L.P. ("VICI LP"), on a consolidated basis, unless otherwise stated or the context requires otherwise.*

*We refer to (i) our Consolidated Financial Statements as our "Financial Statements," (ii) our Consolidated Balance Sheets as our "Balance Sheets," (iii) our Consolidated Statements of Operations and Comprehensive Income as our "Statement of Operations," and (iv) our Consolidated Statement of Cash Flows as our "Statement of Cash Flows." References to numbered "Notes" refer to the Notes to our Consolidated Financial Statements.*

## Note 1 — Business and Organization

We are a Maryland corporation that is primarily engaged in the business of owning and acquiring gaming, hospitality, wellness, entertainment and leisure destinations, subject to long-term triple net leases. As of December 31, 2025, we own 93 experiential assets across a geographically diverse portfolio consisting of 54 gaming properties and 39 other experiential properties across the United States and Canada, including Caesars Palace Las Vegas, MGM Grand and the Venetian Resort Las Vegas (the "Venetian Resort"). Our gaming and entertainment facilities are leased to leading brands that seek to drive consumer loyalty and value with guests through superior services, experiences, products and continuous innovation. VICI also owns four championship golf courses which are managed by Cabot-Managed Properties and are located near certain of our properties.

VICI, the parent company, is a Maryland corporation and internally managed real estate investment trust ("REIT") for U.S. federal income tax purposes. Our real property business, which represents the substantial majority of our assets, is conducted through VICI Properties OP LLC ("VICI OP") and indirectly through VICI LP and our golf course business, VICI Golf LLC ("VICI Golf"), is conducted through a direct wholly owned taxable REIT subsidiary ("TRS") of VICI. As a REIT, we generally will not be subject to U.S. federal income taxes on our taxable income to the extent that we annually distribute substantially all of our net taxable income to stockholders and maintain our qualification as a REIT.

## Note 2 — Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as set forth in the Accounting Standards Codification ("ASC"), as published by the Financial Accounting Standards Board ("FASB"), and with the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). Certain prior period amounts have been reclassified to conform to the current period presentation.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from these estimates.

### Principles of Consolidation and Non-controlling Interest

The accompanying Financial Statements include our accounts and the accounts of VICI LP, and the subsidiaries in which we or VICI LP has a controlling interest. The operating partnership, VICI OP, is a variable interest entity ("VIE") of which we are the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Substantially all of our assets and liabilities relate to VICI LP, whose limited partnership interest is 100% owned by VICI OP. Therefore, we consolidate the accounts of VICI LP and reflect the third-party ownership in VICI OP as a non-controlling interest on the Consolidated Balance Sheets. All intercompany account balances and transactions have been eliminated in consolidation.

### Non-controlling Interests

We present non-controlling interests and classify such interests as a component of consolidated stockholders' equity or partners' capital, separate from VICI stockholders' equity and VICI LP partners' capital. As of December 31, 2025, VICI's non-controlling interests were comprised of (i) approximately 1.1% third-party ownership of VICI OP in the form of a limited liability company interest in VICI OP ("VICI OP Units"), (ii) a 20% third-party ownership of Harrah's Joliet Landco LLC, the entity that owns the Harrah's Joliet facility and is the lessor under the Caesars Joliet Lease and (iii) a minority third-party equity interest, in the form of Class A Units, of VICI Bowl HoldCo LLC ("Lucky Strike OP Units"), the entity that (a) owns the portfolio of bowling entertainment centers leased to Lucky Strike Entertainment Corporation and (b) is the lessor under the related Lucky Strike master lease agreement, which interest entitles the non-controlling interest holder to a preferred return that currently approximates 4.1% of the entity's cash flows.

VICI LP's non-controlling interests are the third-party ownership interests in Harrah's Joliet Landco LLC and VICI Bowl HoldCo LLC referenced above.

### Reportable Segments

Our operations consist of real estate investment activities, which represent substantially all of our business. The operating results are regularly reviewed, on a consolidated basis, by the chief operating decision maker and are considered to be one operating segment. Accordingly, all operations have been considered to represent one reportable segment.

Refer to Note 15 - Segment Information for further information.

### Cash, Cash Equivalents and Restricted Cash

Cash consists of cash-on-hand and cash-in-bank. Highly liquid investments with an original maturity of three months or less from the date of purchase are considered cash equivalents and are carried at cost, which approximates fair value. As of December 31, 2025 and 2024, we did not have any restricted cash.

### Short-Term Investments

Investments with an original maturity of greater than three months and less than one year from the date of purchase are considered short-term investments and are stated at fair value.

We may invest our excess cash in short-term investment grade commercial paper as well as discount notes issued by government-sponsored enterprises including the Federal Home Loan Mortgage Corporation and certain of the Federal Home Loan Banks. These investments generally have original maturities between 91 and 180 days and are accounted for as available for sale securities. Interest on our short-term investments is recognized as interest income in our Statement of Operations. We had $44.5 million of short-term investments as of December 31, 2025. We did not have any short-term investments as of December 31, 2024.

### Purchase Accounting

We assess all of our property acquisitions under ASC 805 "Business Combinations" ("ASC 805") to determine if such acquisitions should be accounted for as a business combination or an asset acquisition. Under ASC 805, an acquisition does not qualify as a business combination when (i) substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or (ii) the acquisition does not include a substantive process in the form of an acquired workforce or (iii) the acquisition does not include an acquired contract that cannot be replaced without significant cost, effort or delay. Generally, and to date, all of our acquisitions have been determined to be asset acquisitions and, in accordance with ASC 805-50, all applicable transaction costs are capitalized as part of the purchase price of the acquisition.

We allocate the purchase price, including the costs incurred to acquire the assets, to the identifiable assets acquired and liabilities assumed, as applicable, using their relative fair value. Generally, the assets acquired are comprised of land, building and site improvements and in certain instances, such as our acquisition of MGM Growth Properties LLC ("MGP") and the acquisition of the joint venture that holds the real estate assets of MGM Grand Las Vegas and Mandalay Bay ("MGM Grand/Mandalay Bay JV"), existing leases and/or debt. Further, since all the components of our leases are classified as sales-type leases or financing receivables, as further described below, the assets acquired are transferred into the net investment in lease or financing receivable, as applicable.

### Investments in Leases - Sales-type, Net

We account for our investments in leases under ASC 842 "Leases" ("ASC 842"). Upon lease inception or lease modification, we assess lease classification to determine whether the lease should be classified as a direct financing, sales-type or operating lease. As required by ASC 842, we separately assess each lease component of the property, generally comprised of land and building, to determine the classification. If the lease component is determined to be a direct financing or sales-type lease, we record a net investment in the lease, which is equal to the sum of the lease receivable and the unguaranteed residual asset, discounted at the rate implicit in the lease, net of allowance for credit losses. Any difference between the fair value of the asset and the net investment in the lease is considered selling profit or loss and is either recognized upon execution of the lease or deferred and recognized over the life of the lease, depending on the classification of the lease. Since we purchase properties and simultaneously enter into new leases directly with the tenants, the net investment in the lease is generally equal to the purchase price of the asset and accordingly no profit or loss is recognized, and, due to the long-term nature of our leases, the land and building components of an investment generally have the same lease classification.

### Investments in Leases - Financing Receivables, Net

In accordance with ASC 842, for transactions in which we enter into a contract to acquire an asset and lease it back to the seller under a lease classified as a sales-type lease (i.e., a sale leaseback transaction), control of the asset is not considered to have transferred to us. As a result, we do not recognize the net investment in the lease but instead recognize a financial asset in accordance with ASC 310 "Receivables" ("ASC 310"); however, the accounting for the financing receivable under ASC 310 is materially consistent with the accounting for our investments in leases - sales-type under ASC 842.

### Lease Term

Under ASC 842, at the inception of a lease or upon a lease modification, we assess the noncancelable lease term, which includes any reasonably certain renewal periods. All of our lease agreements provide for an initial term, with one or more tenant renewal options.

In relation to our gaming assets and certain other irreplaceable real estate, upon lease inception or modification, we have generally concluded that the lease term includes all of the periods covered by extension options as it was reasonably certain at such time that our tenants would renew the lease agreements. At such time, we believed our tenants were economically compelled to renew the lease agreements due to the importance of our real estate to the operation of their business, the significant capital they have invested and are required to invest in our properties under the terms of the lease agreements and the lack of suitable replacement assets.

### Income from Leases and Lease Financing Receivables

We recognize the related income from our sales-type leases and lease financing receivables on an effective interest basis at a constant rate of return over the terms of the applicable leases based on the future minimum lease payments. As a result, the cash payments accounted for under sales-type leases and lease financing receivables will not equal income from our lease agreements. Rather, a portion of the cash rent we receive is recorded as Income from sales-type leases or Income from lease financing receivables, loans and securities, as applicable, in our Statement of Operations and a portion is recorded as a change to Investments in leases - sales-type, net or Investments in leases - financing receivables, net, as applicable.

Contingent rent, which is generally comprised of amounts in excess of specified floors or the variable rent portion of our leases, is recognized when receivable.

Initial direct costs incurred in connection with entering into investments classified as sales-type leases are included in the balance of the net investment in the lease. Such amounts will be recognized as a reduction to Income from investments in leases over the life of the lease using the effective interest method. Costs that would have been incurred regardless of whether the lease was signed, such as legal fees and certain other third-party fees, are expensed as incurred to Transaction and acquisition expenses in our Statement of Operations.

Origination fees and costs incurred in connection with entering into investments classified as lease financing receivables are included in the balance of the net investment and such amounts will be recognized as an adjustment to Income from investments in loans and lease financing receivables over the life of the lease using the effective interest method.

### Investments in Loans and Securities, net

Investments in loans are held-for-investment and are carried at historical cost, inclusive of unamortized loan origination costs and fees and net of allowances for credit losses. Income is recognized on an effective interest basis at a constant rate of return over the life of the related loan.

Certain of our investments in loans contain provisions for paid-in-kind ("PIK") interest, whereby contractual interest is added to the outstanding principal balance of the investment instead of being paid in cash when due. We recognize PIK interest as income in the period earned, with a corresponding increase to the carrying value of the related investment.

We classify our investments in securities on the date of acquisition of the investment as either trading, available-for-sale or held-to-maturity. We classify our debt securities as held-to-maturity, as we have the intent and ability to hold this security until maturity, the accounting of which is materially consistent with that of our Investments in loans.

We evaluate our loans on an individual basis to determine whether a loan should be placed on nonaccrual. We place loans on nonaccrual if there is a significant deterioration in credit quality or once reasonable doubt exists about the collectibility of the principal and interest due.

***Allowance for Credit Losses***

ASC 326 "Financial Instruments-Credit Losses" ("ASC 326") requires that we measure and record current expected credit losses ("CECL") for the majority of our investments, the scope of which includes our Investments in leases - sales-type, Investments in leases - financing receivables and Investments in loans and securities.

*Investments in Leases*

In relation to our lease portfolio, we have elected to use a discounted cash flow model to estimate the allowance for credit losses, or CECL allowance, for our Investments in leases - sales-type and Investments in leases - financing receivables, which comprise the substantial majority of our CECL allowance. This model requires us to develop cash flows that project estimated credit losses over the life of the lease and discount these cash flows at the investment's effective interest rate. We then record a CECL allowance equal to the difference between the amortized cost basis of the investment and the present value of the expected credit loss cash flows.

Expected losses within our cash flows are determined by estimating the probability of default ("PD") and loss given default ("LGD") of our tenants and their parent guarantors, as applicable, over the life of each individual lease or financial investment. We have engaged a nationally recognized data analytics firm to assist us with estimating both the PD and LGD of our tenants and their parent guarantors, as applicable. The PD and LGD are estimated during a reasonable and supportable period for which we believe we are able to estimate future economic conditions (the "R&S Period") and a long-term period for which we revert to long-term historical averages (the "Long-Term Period"). The PD and LGD estimates for the R&S Period are developed using the current financial condition of the tenant and parent guarantor, as applicable, and applied to a projection of economic conditions over a two-year term. The PD and LGD for the Long-Term Period are estimated using the average historical default rates and historical loss rates, respectively, of public companies over approximately the past 40 years that have similar credit profiles or characteristics to our tenants and their parent guarantors, as applicable. We are unable to use our historical data to estimate losses as we have no loss history to date.

*Investments in Loans*

In relation to our loan portfolio, we engage a nationally recognized data analytics firm to provide loan level market data and a forward-looking commercial real estate loss forecasting tool. The credit loss model generates the PD and LGD using sub-market loan-level data and the fair value of collateral to generate net operating income and forecast the expected loss for each loan.

*Unfunded Commitments*

We are required to estimate a CECL allowance related to contractual commitments to extend credit, such as future funding commitments under a revolving credit facility, delayed draw term loan, construction loan or through commitments made to our tenants to fund the development and construction of improvements at our properties. We estimate the amount that we will fund for each contractual commitment based on (i) discussions with our borrowers and tenants, (ii) our borrowers' and tenants' business plans and financial condition and (iii) other relevant factors. Based on these considerations, we apply a CECL allowance to the estimated amount of credit we expect to extend. The CECL allowance for unfunded commitments is calculated using the same methodology as the allowance for the respective investments subject to the CECL model. The CECL allowance related to these future commitments is recorded as a component of Other liabilities on our Balance Sheets.

*Presentation*

The initial CECL allowance is recorded as a reduction to our net Investments in leases - sales-type, Investments in leases - financing receivables, Investments in loans and securities and Sales-type sub-leases (included in Other assets) on our Balance Sheets. We are required to update our CECL allowance on a quarterly basis with the resulting change being recorded in the Statement of Operations for the relevant period. Finally, each time we make a new investment in an asset subject to ASC 326, we are required to record an initial CECL allowance for such asset, which results in a non-cash charge to the Statement of Operations for the relevant period.

Write-offs of our investments in leases and loans are deducted from the allowance in the period in which they are deemed uncollectible. Recoveries of amounts previously written off are recorded when received. There were no charge-offs or recoveries for the years ended December 31, 2025, 2024 and 2023.

Refer to Note 5 - Allowance for Credit Losses for further information.

### *Investments in Land*

Our investments in land are held at historical cost and comprised of the following:

- *Las Vegas Land.* We own certain underdeveloped or undeveloped land adjacent to the Las Vegas strip.

- *Vacant, Non-Operating Land.* We own certain vacant, non-operating land parcels located outside of Las Vegas.

- *Eastside Property.* In 2017, we sold 18.4 acres of property located in Las Vegas, Nevada, east of Harrah's Las Vegas, known as the Eastside Property, to Caesars for a sales price of $73.6 million. It was determined that the transaction did not meet the requirements of a completed sale for accounting purposes due to a put-call option on the land parcels and the Caesars Forum Convention Center. On December 31, 2024, in connection with the expiration of the put option, we reassessed the accounting conclusion and determined that the transaction still does not meet the requirements for a completed sale. The amount of $73.6 million is presented as land with a corresponding amount of $73.6 million recorded in Other liabilities in our Balance Sheets.

### *Property and Equipment Used in Operations*

Property and equipment used in operations is included within Other assets on our Balance Sheets and represents assets primarily related to VICI Golf, our golf operations. We assign lives to our assets based on our standard policy, which is established by management as representative of the useful life of each category of asset.

Additions to property used in operations are stated at cost. We capitalize the costs of improvements that extend the life of the asset and expense maintenance and repair costs as incurred. Gains or losses on the dispositions of property and equipment are recognized in the period of disposal.

Depreciation is calculated using the straight-line method over the shorter of the estimated useful life of the asset or the related lease as follows:

| | |
|---|---:|
| Depreciable land improvements | 5-50 years |
| Building and improvements | 5-40 years |
| Furniture and equipment | 3-10 years |

### *Impairment*

We assess our investments in land and property and equipment used in operations for impairment under ASC 360 "Property, Plant and Equipment" ("ASC 360") on a quarterly basis or whenever certain events or changes in circumstances indicate a possible impairment of the carrying value of the asset. Events or circumstances that may occur include changes in management's intended holding period or potential sale to a third party, significant changes in real estate market conditions or tenant financial difficulties resulting in non-payment of the lease.

Impairments are measured as the amount by which the current book value of the asset exceeds the estimated fair value of the asset. With respect to estimated expected future cash flows for determining whether an asset is impaired, assets are grouped at the lowest level of identifiable cash flows.

### *Income from Unconsolidated Affiliate*

Income from unconsolidated affiliate represented our original 50.1% ownership interest in the joint venture that holds the real estate assets of MGM Grand/Mandalay Bay JV, which was acquired as part of our acquisition of MGP on April 29, 2022. On January 9, 2023, we acquired the remaining 49.9% interest from Blackstone Real Estate Income Trust, Inc. ("BREIT") for cash consideration of approximately $1.3 billion and, accordingly, consolidated the operations of the MGM Grand/Mandalay Bay JV starting in the first quarter of 2023.

### *Foreign Currency Translation and Remeasurement*

Our investments in our Canadian gaming assets and certain of our loans are denominated in foreign currencies and, accordingly, we translate the financial statements of the subsidiaries that own such assets into U.S. Dollars ("USD" or "US$") when we consolidate their financial results and position. Generally, assets and liabilities are translated at the exchange rate in effect at the date of the Balance Sheets and the resulting translation adjustments are included in Accumulated other comprehensive income in the Balance Sheets. Certain balance sheet items, primarily equity and capital-related accounts, are reflected at the historical exchange rate. Income Statement accounts are translated using the average exchange rate for the period.

We and certain of our consolidated subsidiaries have intercompany and third-party debt that is denominated in foreign currencies, which is neither our nor our consolidated subsidiaries' functional currency of USD. When the debt and related operating receivables and/or payables are remeasured to the functional currency of the entity, a gain or loss can result. The resulting adjustment is reflected in Other gains (losses), net in the Statement of Operations.

### *Other Income and Other Expenses*

Other income primarily represents sub-lease income related to certain ground and use leases. Under our lease agreements, the tenants are required to pay all costs associated with such ground and use leases and provides for their direct payment to the landlord. This income and the related expenses are recorded on a gross basis in our Statement of Operations as we are the primary obligor under the ground and use leases.

### *Fair Value Measurements*

We measure the fair value of financial instruments based on assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. In accordance with the fair value hierarchy, Level 1 assets/liabilities are valued based on quoted prices for identical instruments in active markets, Level 2 assets/liabilities are valued based on quoted prices in active markets for similar instruments, on quoted prices in less active or inactive markets or on other "observable" market inputs, and Level 3 assets/liabilities are valued based significantly on "unobservable" market inputs.

Refer to Note 9 - Fair Value for further information.

### *Derivative Financial Instruments*

We record our derivative financial instruments as either Other assets or Other liabilities on our Balance Sheets at fair value.

The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows are considered cash flow hedges. We formally document our hedge relationships and designation at the contract's inception. This documentation includes the identification of the hedging instruments and the hedged items, its risk management objectives, strategy for undertaking the hedge transaction and our evaluation of the effectiveness of its hedged transaction.

On a quarterly basis, we also assess whether the derivative we designated in each hedging relationship is expected to be, and has been, highly effective in offsetting changes in the value or cash flows of the hedged transactions. If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued and the changes in fair value of the instrument are included in Net income prospectively. If the hedge relationship is terminated, then the value of the derivative previously recorded in Accumulated other comprehensive income is recognized in earnings when the hedged transactions affect earnings. Changes in the fair value of our derivative instruments that qualify as hedges are reported as a component of Accumulated other comprehensive income in our Balance Sheets with a corresponding change in Unrealized (loss) gain in cash flows hedges within Other comprehensive income on our Statement of Operations.

We use derivative instruments to mitigate the effects of interest rate volatility, whether from variable rate debt or future forecasted transactions, which could unfavorably impact our future earnings and forecasted cash flows. We do not use derivative instruments for speculative or trading purposes.

*Golf Revenues*

VICI Golf and Caesars are party to a golf course use agreement (the "Golf Course Use Agreement"), whereby certain subsidiaries of Caesars are granted certain priority rights and privileges with respect to access and use of certain golf course properties. For the year ended December 31, 2025, payments under the Golf Course Use Agreement were comprised of a $11.9 million annual membership fee, $3.9 million of use fees and approximately $1.4 million of minimum rounds fees. The annual membership fee, use fees and minimum rounds fees are subject to an annual escalator beginning at the times provided under the Golf Course Use Agreement. Revenue from the Golf Course Use Agreement is recognized in accordance with ASC 606, "Revenue From Contracts With Customers" and recognized ratably over the performance period.

Additional revenues from golf course operations, food and beverage and merchandise sales are recognized at the time of sale or when the service is provided and are reported net of sales tax. Golf memberships sold to individuals are not refundable and are deferred and recognized within golf revenue in the Statements of Operations over the expected life of an active membership, which is typically one year or less.

*Income Taxes-REIT Qualification*

We conduct our operations as a REIT for U.S. federal income tax purposes. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders, determined without regard to the dividends paid deduction and excluding any net capital gains. As a REIT, we generally will not be subject to federal income tax on income that we pay as distributions to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates (including any alternative minimum tax or excise tax applicable to non-REIT corporations), and distributions paid to our stockholders would not be deductible by us in computing taxable income. Additionally, any resulting corporate liability created if we fail to qualify as a REIT could be substantial and could materially and adversely affect our net income and net cash available for distribution to stockholders. Unless we were entitled to relief under certain provisions of the Internal Revenue Code of 1986, as amended (the "Code"), we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

The operations of VICI Golf (represented by the four golf course businesses), which are held in a TRS and certain of our other subsidiaries that operate in various states and municipalities within North America and the United Kingdom, are subject to various local, state and/or federal income taxes. Accordingly, we provide for a provision for income taxes in relation to these jurisdictions, which includes current and deferred portions. We use the asset and liability method to provide for income taxes, which requires that our income tax expense reflects the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for financial reporting versus income tax purposes.

We recognize any interest and penalties, as incurred, in general and administrative expenses in our Statement of Operations.

*Recent Tax Legislation*

The Organization for Economic Co-operation and Development ("OECD") has proposed a global minimum tax of 15% of reported profits ("Pillar Two") that various jurisdictions around the world have adopted or proposed to adopt in domestic legislation. The OECD has published further guidance that modifies key aspects of the Pillar Two Global Minimum Tax ("GMT") framework on a prospective basis. The new guidance includes a comprehensive "side-by-side package" that provides a safe harbor for US parented Multi-national Enterprises ("MNEs"). The side-by-side package provides that taxes imposed under the Qualified Domestic Minimum Top-up Tax element of the GMT framework continue to apply to foreign operations of US-parented MNEs. The changes agreed to in the side-by-side package will not be effective until jurisdictions that have implemented the GMT adopt the side-by-side package.

In addition, effective July 4, 2025, certain changes to U.S. tax law were approved that may impact us and our stockholders. Among other changes, this legislation (i) permanently extended the 20% deduction for "qualified REIT dividends" for individuals and other non-corporate taxpayers under Section 199A of the Code, (ii) increased the percentage limit under the REIT asset test applicable to TRSs from 20% to 25% for taxable years beginning after December 31, 2025, and (iii) increased the basis on which the 30% interest deduction limit under Section 163(j) of the Code applies by excluding depreciation, amortization and depletion from the definition of "adjusted taxable income" (i.e. based on EBITDA rather than EBIT) for taxable years beginning after December 31, 2024.

We have evaluated both Pillar Two (including the GMT framework) and the changes to the tax law and we do not expect them to have a material impact on our Financial Statements. However, there remains some uncertainty as to the final Pillar Two rules, including their adoption in each jurisdiction's law. We will continue to monitor the United States and global legislative actions related to Pillar Two for potential impacts.

### *Debt Issuance Costs*

Debt issuance costs are deferred and amortized to interest expense over the contractual term of the underlying indebtedness. We present unamortized deferred financing costs as a direct deduction from the carrying amount of the associated debt liability.

### *Transaction and Acquisition Expenses*

Transaction and acquisition-related expenses that are not capitalizable under GAAP, including certain leasing costs under ASC 842, are expensed in the period they occur. Transaction and acquisition expenses also include dead deal costs.

### *Stock-Based Compensation*

We account for stock-based compensation under ASC 718, *Compensation - Stock Compensation* ("ASC 718"), which requires us to expense the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense is recognized ratably over the requisite service period following the date of grant. For non-vested share awards that vest over a predetermined time period, we use the 10-day volume weighted average price using the 10 trading days ending on the grant date. For non-vested share awards that vest based on market conditions, we use a Monte Carlo simulation (risk-neutral approach) to determine the value of each tranche.

The unrecognized compensation relating to awards under our stock incentive plan will be amortized to general and administrative expense over the awards' remaining vesting periods. Vesting periods for awards of equity instruments range from zero to three years.

See Note 13—Stock-Based Compensation for further information related to the stock-based compensation.

### *Earnings Per Share and Earnings Per Unit*

Earnings per share ("EPS") or Earnings per unit ("EPU") is calculated in accordance with ASC 260, "Earnings Per Share". Basic EPS or EPU is computed by dividing net income applicable to common stockholders or unit holders, as the case may be, by the weighted-average number of shares of common stock or units, as the case may be, outstanding during the period. Diluted EPS or EPU reflects the additional dilution for all potentially dilutive securities including those from our stock incentive plan.

See Note 12—Earnings Per Share and Earnings Per Unit for the detailed EPS and EPU calculations.

### *Underwriting Commissions and Offering Costs*

Underwriting commissions and offering costs incurred in connection with common stock offerings are reflected as a reduction of additional paid-in capital. Costs incurred that are not directly associated with the completion of a common stock offering are expensed when incurred.

### *Concentrations of Credit Risk*

Caesars and MGM Resorts International (together with, as the context requires, its subsidiaries, "MGM") are the guarantors of all the lease payment obligations of the tenants under the applicable leases of the properties that they each respectively lease from us. Revenue from our lease agreements with MGM represented 38%, 38% and 39% of our lease revenues for the years ended December 31, 2025, 2024 and 2023, respectively. Contractual rent from our lease agreements with MGM represented 36%, 36% and 37% of our total contractual rent for the years ended December 31, 2025, 2024 and 2023, respectively. Revenue from our lease agreements with Caesars represented 36%, 36%, and 37% of our lease revenues for the years ended December 31, 2025, 2024 and 2023, respectively. Contractual rent from our lease agreements with Caesars represented 37%, 37% and 39% of our total contractual rent for years ended December 31, 2025, 2024 and 2023, respectively.

Additionally, our properties on the Las Vegas Strip generated approximately 49%, 48% and 49% of our lease revenues for the years ended December 31, 2025, 2024 and 2023, respectively. Except as described above, we do not believe there are any other significant concentrations of credit risk.

Caesars and MGM are publicly traded companies that are subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended, and are required to file periodic reports on Form 10-K and Form 10-Q and current reports on Form 8-K with the SEC. Caesars' and MGM's SEC filings are available to the public from the SEC's web site at www.sec.gov. We make no representation as to the accuracy or completeness of the information regarding Caesars and MGM that is available through the SEC's website or otherwise made available by Caesars, MGM or any third party, and none of such information is incorporated by reference in this Annual Report on Form 10-K.

### Recent Account Pronouncements

#### Accounting Pronouncements Recently Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires entities to disclose additional information with respect to the effective tax rate reconciliation and to disclose the disaggregation by jurisdiction of income tax expense and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted the guidance on January 1, 2025, and as a result of the adoption of ASU 2023-09 Income Taxes, we added additional disclosures in Note 14 - Income Taxes addressing and discussing the additional requirements above.

## Note 3 — Real Estate Transactions

### 2025 Activity

### Property Acquisitions and Investments

#### Golden Entertainment Transaction

On November 6, 2025, we announced that we entered into an agreement to acquire 100% of the land, real property and improvements of seven casino properties (the "Golden Portfolio") from Golden Entertainment, Inc. ("Golden") for $1.16 billion and to enter into a triple-net master lease (the "Golden Master Lease") with a newly formed entity that will be owned and controlled by Blake L. Sartini, current chairman and chief executive officer of Golden, which entity will acquire the operating business of Golden in connection with the closing of the transaction ("Golden OpCo"). The Golden Portfolio includes: The STRAT Hotel, Casino & Tower on the North Las Vegas Strip; Arizona Charlie's Decatur and Arizona Charlie's Boulder in the Las Vegas Locals market; Aquarius Casino Resort and Edgewater Casino Resort in Laughlin, Nevada; and Pahrump Nugget Hotel & Casino and Lakeside RV Park & Casino in Pahrump, Nevada. The Golden Master Lease will have an initial total annual rent of $87.0 million and an initial term of 30 years, with four 5-year tenant renewal options. Rent under the Golden Master Lease will escalate annually at 2.0% beginning in Lease Year 3. The obligations of Golden OpCo under the Golden Master Lease will be guaranteed by a holding company that is owned and controlled by Mr. Sartini and owns all of the gaming and operating assets of Golden.

Pursuant to the Master Transaction Agreement, Golden shareholders will receive approximately 24.3 million shares of newly issued VICI stock in exchange for the outstanding shares of Golden stock, which represents an agreed-upon exchange ratio of 0.902 per share of Golden's common stock based on VICI's 10-day volume weighted average price as of November 5, 2025, as well as cash consideration that is payable by an affiliate of the Golden OpCo. In connection with the transaction, VICI will assume and immediately retire Golden's outstanding $426.0 million of debt.

The transaction is expected to close in mid-2026, subject to the approval of the Golden stockholders, as well as customary closing conditions and regulatory approvals.

### Leasing

#### PENN Lease Combination

On December 4, 2025, we combined the existing individual leases with PENN with respect to the Hollywood Casino at Greektown (the "Greektown Lease") in Detroit, Michigan, and the Margaritaville Resort Casino (the "Margaritaville Lease") in Bossier City, Louisiana, into one master lease for both properties (the "PENN Master Lease"). The PENN Master Lease has initial annual rent equal to $80.7 million (the "Combined Rent"), representing the combined annual rent amounts under the

Greektown Lease and the Margaritaville Lease as of December 4, 2025. There was no change to the aggregate amount of rent collected by us as a result of the combination. Annual rent escalation on the Combined Rent will occur on June 1 of each year based on the following construct: on June 1, 2026, the Combined Rent will escalate at a fixed 1.0%, and beginning on June 1, 2027, and for each year thereafter, the Combined Rent will escalate at 1.0% if the minimum net revenue to rent ratio (the "Minimum Ratio") is achieved. The Minimum Ratio will be set as of June 1, 2026 and will be based on the sum of net revenues generated by the two assets over the performance period from June 1, 2025 to May 31, 2026, divided by the Combined Rent. The PENN Master Lease has an initial maturity on May 23, 2034 with four 5-year tenant renewal options. The existing guarantor under the Greektown Lease and Margaritaville Lease remains the same for the PENN Master Lease with PENN continuing to guarantee all obligations.

The combination of the individual leases into the PENN Master Lease resulted in a lease modification under ASC 842. Accordingly, we reassessed lease classification for each property individually, and upon reassessment, we determined that both properties under the PENN Master Lease continue to meet the definition of a sales-type lease. Accordingly, since the classification remains unchanged, we prospectively adjusted the future minimum lease cash flows and rate implicit in the lease such that the carrying value of the lease remains unchanged subsequent to modification.

*Northfield Park Severance Lease*

On October 16, 2025, we announced that, in connection with MGM's agreement to sell the operations of MGM Northfield Park ("Northfield Park"), located in Northfield, Ohio, to an affiliate of funds managed by Clairvest Group Inc. ("Clairvest"), we agreed to enter into (i) a new triple-net lease agreement with an affiliate of Clairvest with respect to the real property of Northfield Park (the "Northfield Park Lease") and (ii) an amendment to the existing MGM Master Lease (as defined below) in order to account for MGM's divestiture of the operations of Northfield Park and to reduce the annual base rent under the MGM Master Lease by the initial base rent under the Northfield Park Lease. The Northfield Park Lease will have an initial annual base rent of $53.0 million (or $54.0 million if the transaction closes on or after May 1, 2026 to reflect the 2.0% annual escalation provided under the MGM Master Lease). Upon closing, the Northfield Park Lease will begin a new 25-year lease term with three 10-year tenant renewal options, with other economic terms substantially similar to the MGM Master Lease, including escalation of 2.0% per annum (with escalation equal to the greater of 2.0% and the change in CPI (capped at 3.0%) beginning at the same time as the MGM Master Lease in 2032) and a minimum capital expenditure requirement equal to 1.0% of annual net revenue. The Northfield Park Lease will be guaranteed by an affiliate of funds managed by Clairvest that will own the operations of Northfield Park. The transaction is subject to customary closing conditions and regulatory approvals and is expected to be completed in the first half of 2026.

*Real Estate Debt Investments*

The following table summarizes our 2025 real estate debt investment activity:

*(In thousands)*

| Investment Name | Maximum Principal Amount | Investment Type | Collateral |
|---|---|---|---|
| One Beverly Hills Loan | $ 450,000 | Mezzanine | Luxury experiential lifestyle hub in Beverly Hills, California |
| North Fork Casino Loan | 510,000 | Senior Secured Loan | The personal property and revenues of the North Fork Mono Casino & Resort located near Madera, California |
| Chelsea Piers Greenwich Village Loan | 6,000 | Senior Secured Loan | Certain equipment of the fitness club in the Greenwich Village neighborhood in New York, NY |
| **Total** | $ 966,000 | | |

*One Beverly Hills Mezzanine Loan*

On February 19, 2025, we purchased a $300.0 million interest in an existing mezzanine loan related to the development of One Beverly Hills, a landmark 17.5-acre luxury experiential lifestyle hub in Beverly Hills, California. On June 23, 2025, we purchased an additional $150.0 million interest in the existing mezzanine loan, concurrent with a commensurate increase in the total size of the mezzanine loan. One Beverly Hills is being developed by Cain and will be anchored by Aman Beverly Hills, featuring an Aman Hotel and Aman-branded residences, and includes a full-scale refurbishment of The Beverly Hilton, additional retail, food and beverage offerings, and 10 acres of botanical gardens and open space. Construction of the development has commenced and is expected to be completed in phases in 2028.

The mezzanine loan has an initial maturity in March 2026 and one 12-month extension option, subject to certain conditions. Under the provisions of the existing mezzanine loan, interest is paid-in-kind and added to the outstanding principal balance. We funded each of the investments with a combination of cash on hand and a draw under the Revolving Credit Facility (as defined below).

*North Fork Casino Loan*

On April 4, 2025, we provided a commitment of up to $510.0 million of a $725.0 million delayed draw term loan facility (the "Term Loan Arrangement") to the North Fork Rancheria Economic Development Authority, a wholly owned entity of the North Fork Rancheria of Mono Indians of California. Proceeds from the Term Loan Arrangement will be used for the development of the North Fork Mono Casino & Resort ("North Fork") located near Madera, California, which will be developed and managed by affiliates of Red Rock Resorts, Inc. ("Red Rock Resorts"). The Term Loan Arrangement consists of a $340.0 million Term Loan A, of which we have committed up to $125.0 million, and a $385.0 million Term Loan B, of which we have committed up to the full $385.0 million, for a total commitment of $510.0 million. The Term Loan A has an initial term of five years and the Term Loan B has an initial term of six years. The project is expected to be funded in accordance with a construction draw schedule and is expected to be completed in the second half of 2026.

**2024 Activity**

*Property Acquisitions and Investments*

*Venetian Capital Investment*

On May 1, 2024, we entered into agreements to fund up to $700.0 million of capital investment into the Venetian Resort for extensive reinvestment projects through our Partner Property Growth Fund strategy (the "Venetian Capital Investment"). The Venetian Capital Investment will fund several projects, including hotel room product renovations, gaming floor optimization and entertainment and convention center enhancements, among others, seeking to improve the overall guest experience and enhance the value of the property. The invested capital will earn a return through the addition of incremental rent to the lease agreement for the Venetian Resort (as amended in connection with the Venetian Capital Investment, the "Venetian Lease").

The up to $700.0 million of funding through the Venetian Capital Investment is comprised of $400.0 million that has already been funded and an incremental $300.0 million that the Venetian Resort will have the option, but not the obligation, to draw in whole or in part until November 1, 2026. The initial $400.0 million investment was funded based on a fixed schedule: $100.0 million was funded in the second quarter of 2024, $150.0 million was funded in the third quarter of 2024 and $150.0 million was funded in the fourth quarter of 2024. The previous Property Growth Fund agreement entered into with the tenant in connection with the Venetian Resort acquisition in 2021 providing for up to $1.0 billion of future development and construction project funding was terminated on May 1, 2024 concurrently with the entry into the agreement to fund the Venetian Capital Investment.

In connection with the Venetian Capital Investment, annual rent under the Venetian Lease increased commencing on the first day of the quarter immediately following each capital funding at a 7.25% yield (the "Incremental Venetian Rent"). In addition to any increase pursuant to the Incremental Venetian Rent, annual rent under the Venetian Lease will begin escalating annually at 2.0% on March 1, 2029 and, commencing on March 1, 2031, will begin escalating on the same terms as the rest of the rent payable under the Venetian Lease with annual escalation equal to the greater of 2.0% or CPI, capped at 3.0%. The aggregate annual rent under the Venetian Lease increased by $29.0 million as a result of the $400.0 million of funding in 2024 under the Venetian Capital Investment.

We determined that the amendment to the Venetian Lease in connection with the Venetian Capital Investment represented a lease modification under ASC 842 pursuant to which we were required to reassess the lease classification. Upon reassessment, we determined that the Venetian Lease continues to meet the definition of a sales-type lease. Accordingly, since the classification remains unchanged, we modified the future minimum lease cash flows to reflect the amendment and prospectively adjusted the discount rate used to recognize income, incorporating the impact of the additional funding and related incremental rent in connection with the Venetian Capital Investment.

*Leasing Activity*

*Indigenous Gaming Partners - PURE Lease Assignment*

On December 10, 2024, we entered into an amendment and consented to the assignment of the master lease agreement for the PURE Canadian portfolio (consisting of PURE Casino Calgary, PURE Casino Edmonton, PURE Casino Lethbridge and PURE

Casino Yellowhead) (the "PURE Master Lease") to an affiliate of Indigenous Gaming Partners Inc. ("IGP"), in connection with the acquisition of the operating assets of PURE Canadian Gaming Corp. by a subsidiary of IGP. The economic terms of the PURE Master Lease remain unchanged.

In connection with the assignment of the PURE Master Lease, we received a 5-year ROFO on future sale-leaseback transactions with IGP. Any additional properties acquired pursuant to the ROFO will be added to the PURE Master Lease.

### *Real Estate Debt Investments*

The following table summarizes our 2024 real estate debt investment activity:

*(In thousands)*

| Investment Name | Maximum Principal Amount | Investment Type | Collateral |
|---|---|---|---|
| Great Wolf Mezzanine Loan [1] | $ 250,000 | Mezzanine | Portfolio of nine Great Wolf Lodge resorts across the United States |
| Chelsea Piers One Madison Loan | 10,000 | Senior Secured Loan | Certain equipment of the fitness club at the One Madison building in New York, NY |
| Homefield Margaritaville Loan [2] | 105,000 | Senior Secured Loan | Margaritaville Resort in Kansas City, Kansas, under development |
| **Total** | $ 365,000 | | |

*(1) In connection with the Great Wolf Mezzanine Loan, the $79.5 million mezzanine loan for Great Wolf Lodge Maryland was repaid in full.*
*(2) Simultaneous with entering into the loan agreement, we entered into a call right agreement that provides us with a call option on (i) the Margaritaville Resort, (ii) the new Homefield Kansas City youth sports training facility, (iii) the new Homefield baseball center, and (iv) the existing Homefield youth sports complex in Olathe, Kansas. We also received a right of first refusal to acquire the real estate of any future Homefield property, should Homefield elect to monetize such assets in a sale-leaseback transaction. If the call option is exercised, all of the properties, including the Margaritaville Resort, will be subject to a single long-term triple-net master lease with us.*

## Note 4 — Real Estate Portfolio

As of December 31, 2025, our real estate portfolio consisted of the following:

- Investments in leases - sales-type, representing our investment in 26 casino assets leased on a triple-net basis to our tenants under nine separate lease agreements;

- Investments in leases - financing receivables, representing our investment in 28 casino assets and 39 other experiential properties leased on a triple-net basis to our tenants under ten separate lease agreements;

- Investments in loans and securities, representing our 19 debt investments in senior secured and mezzanine loans, preferred equity and senior secured notes; and

- Land, representing our investment in certain underdeveloped or undeveloped land adjacent to the Las Vegas strip and non-operating, vacant land parcels.

The following is a summary of the balances of our real estate portfolio as of December 31, 2025 and 2024:

| *(In thousands)* | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Investments in leases - sales-type, net [1] | $ 23,706,563 | $ 23,581,101 |
| Investments in leases - financing receivables, net [1] | 18,697,133 | 18,430,320 |
| Total investments in leases, net | 42,403,696 | 42,011,421 |
| Investments in loans and securities, net | 2,525,457 | 1,651,533 |
| Land | 148,002 | 150,727 |
| Total real estate portfolio | $ 45,077,155 | $ 43,813,681 |

*(1) At lease inception (or upon modification), we determine the estimated residual values of the leased property (not guaranteed) under the respective lease agreements, which has a material impact on the determination of the rate implicit in the lease and the lease classification.*

### Investments in Leases

The following table details the components of our income from sales-type leases and lease financing receivables:

| | | Year Ended December 31, | |
|---|---|---|---|
| (In thousands) | 2025 | 2024 | 2023 |
| Income from sales-type leases - fixed rent | $ 2,009,699 | $ 1,965,965 | $ 1,892,534 |
| Income from sales-type leases - contingent rent [1] | 115,668 | 102,478 | 87,644 |
| Income from lease financing receivables - fixed rent | 1,537,261 | 1,516,484 | 1,430,246 |
| Income from lease financing receivables - contingent rent [1] | 7,838 | 11,957 | 10,509 |
| Total lease revenue | 3,670,466 | 3,596,884 | 3,420,933 |
| Non-cash adjustment [2] | (524,356) | (537,927) | (515,556) |
| Total contractual lease revenue | $ 3,146,110 | $ 3,058,957 | $ 2,905,377 |

*(1) At lease inception (or upon modification), we determine the minimum lease payments under ASC 842, which exclude amounts determined to be contingent rent. Contingent rent is generally amounts in excess of specified floors or the variable rent portion of our leases. The minimum lease payments are recognized on an effective interest basis at a constant rate of return over the life of the lease and the contingent rent portion of the lease payments are recognized as earned, both in accordance with ASC 842.*
*(2) Amounts represent the non-cash adjustment to the minimum lease payments from sales-type leases and lease financing receivables in order to recognize income on an effective interest basis at a constant rate of return over the term of the leases.*

At December 31, 2025, minimum lease payments owed to us for each of the five succeeding years and thereafter under sales-type leases and our leases accounted for as financing receivables, are as follows:

| | Minimum Lease Payments [1] [2] | | |
|---|---|---|---|
| | Investments in Leases | | |
| (In thousands) | Sales-Type | Financing Receivables | Total |
| 2026 | $ 1,794,488 | $ 1,278,594 | $ 3,073,082 |
| 2027 | 1,821,969 | 1,302,433 | 3,124,402 |
| 2028 | 1,850,663 | 1,326,990 | 3,177,653 |
| 2029 | 1,880,313 | 1,352,026 | 3,232,339 |
| 2030 | 1,910,648 | 1,377,550 | 3,288,198 |
| Thereafter | 78,024,404 | 87,080,526 | 165,104,930 |
| **Total minimum lease payments** | 87,282,485 | 93,718,119 | 181,000,604 |
| Unamortized initial direct costs | 42,169 | 48,360 | 90,529 |
| Less: Present value of lease payments [3] | (62,698,905) | (74,299,468) | (136,998,373) |
| Less: Allowance for credit losses | (919,186) | (769,878) | (1,689,064) |
| **Investment in leases, net** | $ 23,706,563 | $ 18,697,133 | $ 42,403,696 |

*(1) Minimum lease payments do not include contingent rent, as discussed below, that may be received under our lease agreements.*
*(2) The minimum lease payments includes the non-cancelable lease term and any tenant renewal options that we determined were reasonably assured, consistent with our conclusions under ASC 842 and ASC 310.*
*(3) The present value of lease payments includes the unguaranteed residual value of $16.4 billion.*

*Lease Provisions*

As of December 31, 2025 we owned 93 assets leased under 17 separate lease agreements with our tenants, certain of which are master lease agreements governing multiple properties and certain of which are for single assets. Our lease agreements are generally long-term in nature with initial terms ranging from 15 to 32 years and are structured with several tenant renewal options extending the term of the lease for another 5 to 30 years. As of December 31, 2025, our lease agreements had a weighted average lease term based on contractual rent, including extension options, of approximately 39.6 years.

All of our lease agreements provide for annual base rent escalations, which may be fixed or variable over the life of the lease. The rent escalation provisions range from providing for a flat annual increase of 1% to 2% to an annual increase of 1% in the earlier years and the greater of 2% or CPI in the later years, which may be subject to a maximum CPI-based cap with respect to each annual rent increase. Additionally, certain of our lease agreements provide for a variable rent component in which a portion of the annual rent, generally ranging from 20% to 30%, is subject to adjustment based on the revenues of the underlying asset in specified periods.

The following is a summary of the material lease provisions of our leases with Caesars and MGM, our two most significant tenants (each, as may be amended from time to time, and each individually, as defined in the respective header):

| *($ In thousands)* <br> **Lease Provision** | **MGM Master Lease** | **Caesars Regional Master Lease and Caesars Joliet Lease** | **Caesars Las Vegas Master Lease** | **MGM Grand/ Mandalay Bay Lease** |
|---|---|---|---|---|
| Initial term | 25 years | 18 years | 18 years | 30 years |
| Initial term maturity | 4/30/2047 | 7/31/2035 | 7/31/2035 | 2/28/2050 |
| Renewal terms | Three, 10-year terms | Four, 5-year terms | Four, 5-year terms | Two, 10-year terms |
| Current lease year | 5/1/25-4/30/26 (Lease Year 4) | 11/1/25 - 10/31/26 (Lease Year 9) | 11/1/25 - 10/31/26 (Lease Year 9) | 3/1/25 – 2/28/26 (Lease Year 6) |
| Current annual rent | $774,682 | $740,548 [(1)] | $505,678 | $322,392 |
| Annual escalator [(2)] | Lease years 2-10 - 2% Lease years 11-end of term - >2% / change in CPI (capped at 3%) | >2% / change in CPI | > 2% / change in CPI | Lease years 2-15 - 2% Lease years 16-end of term - >2% / change in CPI (capped at 3%) |
| Variable rent adjustment [(3)] | None | **Years 11 & 16**: 80% base rent / 20% variable rent | **Years 11 & 16**: 80% base rent / 20% variable rent | None |
| Variable rent adjustment calculation | None | 4% of revenue increase/ decrease: **Year 11**: Avg. of years 8-10 less avg. of years 5-7 **Year 16**: Avg. of years 13-15 less avg. of years 8-10 | 4% of revenue increase/ decrease: **Year 11**: Avg. of years 8-10 less avg. of years 5-7 **Year 16**: Avg. of years 13-15 less avg. of years 8-10 | None |

_____

*(1) Current annual rent with respect to the Caesars Joliet Lease is presented prior to accounting for the non-controlling interest, or rent payable, to the 20% third-party ownership of Harrah's Joliet Landco LLC. After adjusting for the 20% non-controlling interest, combined current annual rent under the Caesars Regional Master Lease and Caesars Joliet Lease is $730.9 million.*
*(2) Any amounts representing rents in excess of the CPI floors specified above are considered contingent rent in accordance with GAAP.*
*(3) Variable rent is not subject to the escalator.*

*Capital Expenditure Requirements*

We manage our residual asset risk through protective covenants in our lease agreements, which require the tenant to, among other things, hold specific insurance coverage, engage in ongoing maintenance of the property and invest in capital improvements. With respect to the capital improvements, the lease agreements specify certain minimum amounts that our tenants must spend on capital expenditures that constitute installation, restoration and repair or other improvements of items with respect to the leased properties. The following table summarizes the capital expenditure requirements of our gaming tenants under their respective lease agreements:

| Provision | Caesars Regional Master Lease and Caesars Joliet Lease | Caesars Las Vegas Master Lease | MGM Grand/ Mandalay Bay Lease | Venetian Lease | All Other Gaming Leases [1] |
|---|---|---|---|---|---|
| Yearly minimum expenditure | 1% of net revenues [2] | 1% of net revenues [2] | 3.5% of net revenues based on 5-year rolling test, 1.5% monthly reserves | 2% of net revenues based on rolling three-year basis | 1% of net revenues |
| Rolling three-year minimum [3] | $286 million | $84 million | N/A | N/A | N/A |

(1) Represents the tenants under our other gaming lease agreements not specifically outlined in the table, as specified in their respective lease agreements.
(2) The leases with Caesars require a $107.5 million floor on annual capital expenditures for Caesars Palace Las Vegas, Joliet and the Caesars Regional Master Lease properties in the aggregate. Additionally, annual building & improvement capital improvements must be equal to or greater than 1% of prior year net revenues.
(3) Certain tenants under our leases with Caesars, as applicable, are required to spend $380.3 million on capital expenditures (excluding gaming equipment) over a rolling three-year period, with $286.0 million allocated to the regional assets, $84.0 million allocated to Caesars Palace Las Vegas and the remaining balance of $10.3 million to facilities (other than the Harrah's Las Vegas Facility) covered by any Caesars Lease in such proportion as such tenants may elect. Additionally, the tenants under the Caesars Regional Master Lease and Caesars Joliet Lease are required to expend a minimum of $531.9 million on capital expenditures (including gaming equipment) across certain of its affiliates and other assets, together with the $380.3 million requirement.

## Investments in Loans and Securities

The following is a summary of our investments in loans and securities as of December 31, 2025 and 2024:

| ($ In thousands) | December 31, 2025 | | | | |
|---|---|---|---|---|---|
| Investment | Principal Balance | Carrying Value [1] | Future Funding Commitments [2] | Weighted Average Interest Rate [3] | Weighted Average Term [4] |
| Senior Secured Notes | $ 83,406 | $ 81,033 | $ — | 11.0 % | 5.2 years |
| Senior Secured Loans | 1,084,478 | 1,047,585 | 399,942 | 8.3 % | 4.4 years |
| Mezzanine Loans and Preferred Equity | 1,412,203 | 1,396,839 | 223,553 | 9.6 % | 2.5 years |
| Total | $ 2,580,087 | $ 2,525,457 | $ 623,495 | 9.1 % | 3.4 years |

| ($ In thousands) | December 31, 2024 | | | | |
|---|---|---|---|---|---|
| Investment | Principal Balance | Carrying Value [1] | Future Funding Commitments [2] | Weighted Average Interest Rate [3] | Weighted Average Term [4] |
| Senior Secured Notes | $ 85,000 | $ 81,857 | $ — | 11.0 % | 6.3 years |
| Senior Secured Loans | 684,686 | 674,200 | 308,776 | 8.0 % | 4.7 years |
| Mezzanine Loans and Preferred Equity | 908,461 | 895,476 | 239,748 | 9.2 % | 4.1 years |
| Total | $ 1,678,147 | $ 1,651,533 | $ 548,524 | 8.8 % | 4.4 years |

(1) Carrying value includes unamortized loan origination costs and are net of allowance for credit losses.
(2) Our future funding commitments are subject to our borrowers' compliance with the financial covenants and other applicable provisions of each respective loan agreement.
(3) The weighted average interest rate is based on current outstanding principal balance and SOFR, as applicable for floating rate loans, as of December 31, 2025 and 2024.
(4) Assumes all extension options are exercised; however, our loans may be repaid, subject to certain conditions, prior to such date.

The following summarizes the activity of our investments in loans and securities for the years ended December 31, 2025, 2024 and 2023:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| (In thousands) | 2025 | 2024 | 2023 |
| Beginning Balance January 1, | $ 1,651,533 | $ 1,144,177 | $ 685,793 |
| Principal fundings | 883,441 | 578,558 | 959,020 |
| Payment-in-kind interest | 37,547 | — | — |
| Repayments | (20,621) | (79,500) | (479,609) |
| Change in CECL Allowance | (31,368) | 4,770 | (22,907) |
| Other | 4,925 | 3,528 | 1,880 |
| Ending Balance December 31, | $ 2,525,457 | $ 1,651,533 | $ 1,144,177 |

## Note 5 — Allowance for Credit Losses

Under ASC 326, we are required to estimate and record non-cash credit losses related to our historical and any future investments in sales-type leases, lease financing receivables, loans and securities classified as held-to-maturity.

The following tables detail the allowance for credit losses as of December 31, 2025 and December 31, 2024:

| | December 31, 2025 | | | |
| --- | --- | --- | --- | --- |
| ($ In thousands) | Amortized Cost | Allowance [1] | Net Investment | Allowance as a % of Amortized Cost |
| Investments in leases - sales-type | $ 24,625,749 | $ (919,186) | $ 23,706,563 | 3.73 % |
| Investments in leases - financing receivables | 19,467,011 | (769,878) | 18,697,133 | 3.95 % |
| Investments in loans and securities | 2,581,839 | (56,382) | 2,525,457 | 2.18 % |
| Other assets - sales-type sub-leases | 862,845 | (23,909) | 838,936 | 2.77 % |
| Totals | $ 47,537,444 | $ (1,769,355) | $ 45,768,089 | 3.72 % |

| | December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| ($ In thousands) | Amortized Cost | Allowance [1] | Net Investment | Allowance as a % of Amortized Cost |
| Investments in leases - sales-type | $ 24,383,843 | $ (802,742) | $ 23,581,101 | 3.29 % |
| Investments in leases - financing receivables | 19,167,432 | (737,112) | 18,430,320 | 3.85 % |
| Investments in loans and securities | 1,676,530 | (24,997) | 1,651,533 | 1.49 % |
| Other assets - sales-type sub-leases | 863,374 | (20,598) | 842,776 | 2.39 % |
| Totals | $ 46,091,179 | $ (1,585,449) | $ 44,505,730 | 3.44 % |

_____

(1) The total allowance excludes the CECL allowance for unfunded commitments of our loans and for unfunded commitments made to our tenants to fund the development and construction of improvements at our properties. As of December 31, 2025 and December 31, 2024, such allowance is $6.4 million and $9.5 million, respectively, and is recorded in Other liabilities.

The following chart reflects the roll-forward of the allowance for credit losses on our real estate portfolio for the years ended December 31, 2025, 2024 and 2023:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| (In thousands) | 2025 | 2024 | 2023 |
| Beginning Balance January 1, | $ 1,594,931 | $ 1,472,386 | $ 1,368,819 |
| Initial allowance from current period investments [1] | 8,273 | 2,914 | 293,033 |
| Current period change in credit allowance | 172,549 | 119,631 | (189,466) |
| Charge-offs | — | — | — |
| Recoveries | — | — | — |
| Ending Balance December 31, | $ 1,775,753 | $ 1,594,931 | $ 1,472,386 |

_____

(1) The initial allowance for the years ended December 31, 2025, 2024 and 2023 is based on investment activity of $966.0 million, $365.0 million and $4.8 billion, respectively.

During the year ended December 31, 2025, we recognized a $180.8 million increase in our allowance for credit losses primarily driven by the market performance of our tenants and negative changes in the macroeconomic forecast during the period, both of which impact the R&S Period PD.

During the year ended December 31, 2024, we recognized a $122.5 million increase in our allowance for credit losses primarily driven by the market performance of our tenants and negative changes in the macroeconomic forecast during the period, as well as adjustments made to the assumptions used to project future cash flows for one of our investments.

During the year ended December 31, 2023, we recognized a $103.6 million increase in our allowance for credit losses primarily driven by initial CECL allowances on our investment activity during such period, partially offset by an overall decrease in the R&S Period PD of our tenants and their parent guarantors as a result of their market performance during the year.

In the fourth quarter of 2025, we placed a fully funded senior secured loan collateralized by a luxury golf-resort development with an unpaid principal balance of $82.8 million on non-accrual status. The borrower is in active discussions with a third party to recapitalize the development.

*Credit Quality Indicators*

We assess the credit quality of our investments through the credit ratings of the senior secured debt of the guarantors of our leases, as we believe that our lease agreements have a similar credit profile to a senior secured debt instrument. The credit quality indicators are reviewed by us on a quarterly basis as of quarter-end. In instances where the guarantor of one of our lease agreements does not have senior secured debt with a credit rating, we use either a comparable proxy company or the overall corporate credit rating, as applicable. We also use this credit rating to determine the Long-Term Period PD when estimating credit losses for each investment.

The following tables detail the amortized cost basis and year of origination of our Investments in leases - sales-type and financing receivable, Investments in loans and Other assets by the credit quality indicator we assigned to each lease or loan guarantor as of December 31, 2025 and 2024:

| | Amortized Cost Basis by Year of Origination as of December 31, 2025 [1] | | | | | | |
|---|---|---|---|---|---|---|---|
| *(In thousands)* | 2025 | 2024 | 2023 | 2022 | 2021 | Prior | Total |
| Ba2 | $ — | $ — | $ — | $ 4,873,999 | $ — | $ — | $ 4,873,999 |
| Ba3 | — | — | — | 13,095,110 | 2,194,863 | 18,458,589 | 33,748,562 |
| B1 | — | — | — | 2,398,728 | — | 927,427 | 3,326,155 |
| B2 | — | — | 449,694 | — | — | — | 449,694 |
| B3 | — | — | 290,139 | 301,167 | — | 892,567 | 1,483,873 |
| Caa1 | — | — | 398,903 | — | — | 344,104 | 743,007 |
| N/A [2] | 671,696 | 350,183 | 1,089,558 | 800,717 | — | — | 2,912,154 |
| Total | $ 671,696 | $ 350,183 | $ 2,228,294 | $21,469,721 | $ 2,194,863 | $20,622,687 | $47,537,444 |

| | Amortized Cost Basis by Year of Origination as of December 31, 2024 [1] | | | | | | |
|---|---|---|---|---|---|---|---|
| *(In thousands)* | 2024 | 2023 | 2022 | 2021 | 2020 | Prior | Total |
| Ba2 | $ — | $ — | $ 4,795,479 | $ — | $ — | $ — | $ 4,795,479 |
| Ba3 | — | — | 12,882,102 | 2,182,313 | 5,667,136 | 12,634,167 | 33,365,718 |
| B1 | — | — | 2,359,188 | — | — | 924,344 | 3,283,532 |
| B2 | — | 447,554 | — | — | 887,545 | — | 1,335,099 |
| B3 | — | 667,922 | 299,859 | — | — | 341,426 | 1,309,207 |
| N/A [2] | 313,761 | 987,422 | 700,961 | — | — | — | 2,002,144 |
| Total | $ 313,761 | $ 2,102,898 | $21,037,589 | $ 2,182,313 | $ 6,554,681 | $13,899,937 | $46,091,179 |

_____

(1) Excludes the CECL allowance for unfunded commitments recorded in Other liabilities as such commitments are not currently reflected on our Balance Sheets, rather the CECL allowance is based on our current best estimate of future funding commitments.

(2) We estimate the CECL allowance for our loan investments, and certain of our lease investments with similar credit characteristics, using a traditional commercial real estate model based on standardized credit metrics to estimate potential losses.

## Note 6 — Other Assets and Other Liabilities

*Other Assets*

The following table details the components of our other assets as of December 31, 2025 and 2024:

| (In thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Sales-type sub-leases, net [1] | $ 838,936 | $ 842,776 |
| Property and equipment used in operations, net | 68,045 | 70,347 |
| Right of use assets and sub-lease right of use assets | 53,945 | 54,144 |
| Debt financing costs | 17,138 | 8,029 |
| Deferred acquisition costs | 14,562 | 13,964 |
| Interest receivable | 14,506 | 7,180 |
| Other receivables | 13,272 | 9,166 |
| Deferred income taxes | 9,535 | 5,865 |
| Prepaid expenses | 4,766 | 4,534 |
| Tenant reimbursement receivables | 2,357 | 5,066 |
| Forward-starting interest rate swaps | — | 7,717 |
| Other | 1,988 | 1,856 |
| Total other assets | $ 1,039,050 | $ 1,030,644 |

_____

(1) As of December 31, 2025 and December 31, 2024, sales-type sub-leases are net of $23.9 million and $20.6 million of Allowance for credit losses, respectively. Refer to Note 5 - Allowance for Credit Losses for further **details.**

Property and equipment used in operations, included within other assets, is primarily attributable to the land, building and improvements of our golf operations and consists of the following as of December 31, 2025 and 2024:

| (In thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Land and land improvements | $ 61,945 | $ 61,459 |
| Buildings and improvements | 16,689 | 16,224 |
| Furniture and equipment | 17,544 | 17,186 |
| Total property and equipment used in operations | 96,178 | 94,869 |
| Less: accumulated depreciation | (28,133) | (24,522) |
| Total property and equipment used in operations, net | $ 68,045 | $ 70,347 |

| | Year Ended December 31, | | |
|---|---|---|---|
| (In thousands) | 2025 | 2024 | 2023 |
| Depreciation expense | $ 3,637 | $ 4,125 | $ 4,298 |

*Other Liabilities*

The following table details the components of our other liabilities as of December 31, 2025 and 2024:

| (In thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Finance sub-lease liabilities | $ 862,845 | $ 863,374 |
| Deferred financing liabilities | 73,600 | 73,600 |
| Lease liabilities and sub-lease liabilities | 53,654 | 53,822 |
| Deferred income taxes | 6,619 | 3,812 |
| CECL allowance for unfunded commitments | 6,398 | 9,482 |
| Other | 250 | 250 |
| Total other liabilities | $ 1,003,366 | $ 1,004,340 |

## Note 7 — Debt

The following tables detail our debt obligations as of December 31, 2025 and 2024:

| _($ In thousands)_ | December 31, 2025 | | | |
|---|---|---|---|---|
| **Description of Debt** | **Maturity** | **Interest Rate** | **Principal Amount** | **Carrying Value** [1] |
| Revolving Credit Facility | | | | |
| USD Borrowings [2] | February 3, 2029 | SOFR + 0.85% | $ — | $ — |
| CAD Borrowings [2] | February 3, 2029 | CORRA + 0.85% | 120,219 | 120,219 |
| GBP Borrowings [2] | February 3, 2029 | SONIA + 0.85% | 22,234 | 22,234 |
| MGM Grand/Mandalay Bay CMBS Debt | March 5, 2032 | 3.558% | 3,000,000 | 2,827,515 |
| 2026 Maturities | | | | |
| 4.500% Notes | September 1, 2026 | 4.500% | 500,000 | 496,596 |
| 4.250% Notes | December 1, 2026 | 4.250% | 1,250,000 | 1,247,385 |
| 2027 Maturities | | | | |
| 5.750% Notes | February 1, 2027 | 5.750% | 750,000 | 752,382 |
| 3.750% Notes | February 15, 2027 | 3.750% | 750,000 | 748,114 |
| 2028 Maturities | | | | |
| 4.500% Notes | January 15, 2028 | 4.500% | 350,000 | 344,756 |
| 4.750% Notes | February 15, 2028 | 4.516% [3] | 1,250,000 | 1,244,632 |
| 4.750% Notes | April 1, 2028 | 4.750% | 400,000 | 397,012 |
| 2029 Maturities | | | | |
| 3.875% Notes | February 15, 2029 | 3.875% | 750,000 | 713,898 |
| 4.625% Notes | December 1, 2029 | 4.625% | 1,000,000 | 993,732 |
| 2030 Maturities | | | | |
| 4.950% Notes | February 15, 2030 | 4.541% [3] | 1,000,000 | 992,815 |
| 4.125% Notes | August 15, 2030 | 4.125% | 1,000,000 | 993,101 |
| 2031 Maturities | | | | |
| 5.125% Notes | November 15, 2031 | 4.969% [3] | 750,000 | 741,828 |
| 2032 Maturities | | | | |
| 5.125% Notes | May 15, 2032 | 3.980% [3] | 1,500,000 | 1,486,918 |
| 2034 Maturities | | | | |
| 5.750% Notes | April 1, 2034 | 5.689% [3] | 550,000 | 541,956 |
| 2035 Maturities | | | | |
| 5.625% Notes | April 1, 2035 | 5.601% [3] | 900,000 | 885,409 |
| 2052 Maturities | | | | |
| 5.625% Notes | May 15, 2052 | 5.625% | 750,000 | 736,842 |
| 2054 Maturities | | | | |
| 6.125% Notes | April 1, 2054 | 6.125% | 500,000 | 485,897 |
| **Total Debt** | | 4.464% [4] | $ 17,092,453 | $ 16,773,241 |

| ($ In thousands) | December 31, 2024 | | | |
|---|---|---|---|---|
| **Description of Debt** | **Maturity** | **Interest Rate** | **Principal Amount** | **Carrying Value** [1] |
| 2022 Revolving Credit Facility | | | | |
| USD Borrowings [2] | March 31, 2026 | SOFR + 0.85% | $ — | $ — |
| CAD Borrowings [2] | March 31, 2026 | CORRA + 0.85% | 130,698 | 130,698 |
| GBP Borrowings [2] | March 31, 2026 | SONIA + 0.85% | 18,148 | 18,148 |
| MGM Grand/Mandalay Bay CMBS Debt | March 5, 2032 | 3.558% | 3,000,000 | 2,800,544 |
| 2025 Maturities | | | | |
| 4.375% Notes | May 15, 2025 | 4.375% | 500,000 | 499,419 |
| 4.625% Notes | June 15, 2025 | 4.625% | 800,000 | 797,059 |
| 2026 Maturities | | | | |
| 4.500% Notes | September 1, 2026 | 4.500% | 500,000 | 491,532 |
| 4.250% Notes | December 1, 2026 | 4.250% | 1,250,000 | 1,244,469 |
| 2027 Maturities | | | | |
| 5.750% Notes | February 1, 2027 | 5.750% | 750,000 | 754,588 |
| 3.750% Notes | February 15, 2027 | 3.750% | 750,000 | 746,438 |
| 2028 Maturities | | | | |
| 4.500% Notes | January 15, 2028 | 4.500% | 350,000 | 342,214 |
| 4.750% Notes | February 15, 2028 | 4.516% [3] | 1,250,000 | 1,242,110 |
| 2029 Maturities | | | | |
| 3.875% Notes | February 15, 2029 | 3.875% | 750,000 | 702,707 |
| 4.625% Notes | December 1, 2029 | 4.625% | 1,000,000 | 992,132 |
| 2030 Maturities | | | | |
| 4.950% Notes | February 15, 2030 | 4.541% [3] | 1,000,000 | 991,080 |
| 4.125% Notes | August 15, 2030 | 4.125% | 1,000,000 | 991,609 |
| 2031 Maturities | | | | |
| 5.125% Notes | November 15, 2031 | 4.969% [3] | 750,000 | 740,527 |
| 2032 Maturities | | | | |
| 5.125% Notes | May 15, 2032 | 3.980% [3] | 1,500,000 | 1,484,876 |
| 2034 Maturities | | | | |
| 5.750% Notes | April 1, 2034 | 5.689% [3] | 550,000 | 540,986 |
| 2052 Maturities | | | | |
| 5.625% Notes | May 15, 2052 | 5.625% | 750,000 | 736,348 |
| 2054 Maturities | | | | |
| 6.125% Notes | April 1, 2054 | 6.125% | 500,000 | 485,405 |
| Total Debt | | 4.413% [4] | $ 17,098,846 | $ 16,732,889 |

---

(1)  Carrying value is net of unamortized original issue discount and unamortized debt issuance costs incurred in conjunction with debt.

(2)  Borrowings under the Revolving Credit Facility bear interest at a rate based on a credit rating-based pricing grid with a range of 0.70% to 1.40% margin plus SOFR (or Canadian Overnight Repo Rate Average ("CORRA") or Sterling Overnight Index Average ("SONIA"), as applicable), depending on our credit ratings and total leverage ratio. Additionally, the commitment fees under the Revolving Credit Facility are calculated on a credit rating-based pricing grid with a range of 0.10% to 0.30%, depending on our credit ratings and total leverage ratio. For the year ended December 31, 2025, the weighted average commitment fees for the Revolving Credit Facility was 0.20%.

(3)  Interest rates represent the contractual interest rates adjusted to account for the impact of the forward-starting interest rate swaps and treasury locks (as further described in Note 8 - Derivatives). The contractual interest rates on the April 2022 Notes (as defined below) maturing 2028, 2030 and 2032 are 4.750%, 4.950% and 5.125%, respectively, the contractual interest rate on the March 2024 Notes (as defined below) maturing 2034 is 5.750%, the contractual interest rates on the December 2024 Notes (as defined below) maturing 2031 is 5.125%, and the contractual interest rate on the April 2025 Notes (as defined below) maturing 2035 is 5.625%.

(4)  The interest rate represents the weighted average interest rates of the Senior Unsecured Notes adjusted to account for the impact of the forward-starting interest rate swaps and treasury locks (as further described in Note 8 - Derivatives), as applicable. The contractual weighted average interest rate as of December 31, 2025, which excludes the impact of the forward-starting interest rate swaps and treasury locks, was 4.62%.

The following table is a schedule of future minimum payments of our debt obligations as of December 31, 2025:

| *(In thousands)* | **Future Minimum Payments** |
|---|---:|
| 2026 | $ 1,750,000 |
| 2027 | 1,500,000 |
| 2028 | 2,000,000 |
| 2029 | 1,892,453 |
| 2030 | 2,000,000 |
| Thereafter | 7,950,000 |
| Total minimum repayments | $ 17,092,453 |

### *Senior Unsecured Notes*

Our outstanding senior unsecured notes consist of (i) $2.25 billion aggregate principal amount of Senior Notes issued on November 26, 2019 (the "November 2019 Notes"), (ii) $1.75 billion aggregate principal amount of Senior Notes issued on February 5, 2020 (the "February 2020 Notes"), (iii) $4.5 billion aggregate principal amount of Senior Notes issued on April 29, 2022 (the "April 2022 Notes"), (iv) approximately $2.3 billion aggregate principal amount of Senior Notes issued on April 29, 2022, in each case issued by VICI LP and VICI Note Co. Inc. (the "Exchange Notes"), (v) approximately $63.6 million aggregate principal amount of Senior Notes, which were originally issued by MGM Growth Properties Operating Partnership LP and a co-issuer (the "MGP OP Notes") and remain outstanding following the issuance of the Exchange Notes pursuant to the exchange offer and consent solicitation for the then-outstanding MGP OP Notes, which settled in connection with the completion of our acquisition of MGP on April 29, 2022, (vi) $1.05 billion aggregate principal amount of Senior Notes issued on March 18, 2024 (the "March 2024 Notes"), (vii) $750.0 million aggregate principal of Senior Notes issued on December 19, 2024, (the "December 2024 Notes"), and (viii) $1.3 billion aggregate principal amount of Senior Notes issued on April 7, 2025 (the "April 2025 Notes"). The outstanding November 2019 Notes, February 2020 Notes, April 2022 Notes, Exchange Notes, MGP OP Notes, March 2024 Notes, December 2024 Notes and April 2025 Notes are collectively referred to as the "Senior Unsecured Notes".

On April 7, 2025, VICI LP issued the April 2025 Notes comprised of (i) $400.0 million aggregate principal amount of 4.750% Senior Notes due 2028, which mature on April 1, 2028, and (ii) $900.0 million aggregate principal amount of 5.625% Senior Notes due 2035, which mature on April 1, 2035, in each case under a supplemental indenture dated as of April, 7, 2025, between VICI LP and the trustee. We used the net proceeds of the April 2025 Notes to redeem our then-outstanding (i) $799.4 million in aggregate principal amount of the 4.625% Exchange Notes due 2025, (ii) $500.0 million in aggregate principal amount of the 4.375% April 2022 Notes due 2025, and (iii) $0.6 million in aggregate principal amount of the 4.625% MGP OP Notes due 2025.

Subject to the terms and conditions of the applicable indentures (including supplemental indentures, collectively "indentures"), each series of Senior Unsecured Notes is redeemable at our option, in whole or in part, at any time for a specified period prior to the maturity date of such series at the redemption prices set forth in the applicable indenture. In addition, we may redeem some or all of such notes prior to such respective dates at a price equal to 100% of the principal amount thereof plus a "make-whole" premium or on such other terms as specified in the applicable indenture.

### *Guarantee and Financial Covenants*

None of the Senior Unsecured Notes are guaranteed by any subsidiaries of VICI LP. The Exchange Notes, the MGP OP Notes, the April 2022 Notes, the March 2024 Notes, the December 2024 Notes and the April 2025 Notes benefit from a pledge of the limited partnership interests of VICI LP directly owned by VICI OP (the "Limited Equity Pledge"). The Limited Equity Pledge has also been granted in favor of (i) the administrative agent and the lenders under the Credit Agreement (as defined below), and (ii) the trustee under the indentures governing, and the holders of, the November 2019 Notes and the February 2020 Notes.

Pursuant to the terms of the respective indentures, in the event that the November 2019 Notes, February 2020 Notes and Exchange Notes (i) are rated investment grade by at least two of S&P, Moody's and Fitch and (ii) no default or event of default has occurred and is continuing under the respective indentures, VICI LP and its restricted subsidiaries will no longer be subject to certain of the restrictive covenants under such indentures. On April 18, 2022, the November 2019 Notes, February 2020 Notes and Exchange Notes were rated investment grade by each of S&P and Fitch and VICI LP notified the trustee of such Suspension Date (as defined in the indentures). Accordingly, VICI LP and its restricted subsidiaries are no longer subject to certain of the restrictive covenants under such indentures, but are subject to a maintenance covenant requiring VICI LP and its restricted subsidiaries to maintain a certain total unencumbered assets to unsecured debt ratio. In the event that the November 2019 Notes, February 2020 Notes and Exchange Notes are no longer rated investment grade by at least two of S&P, Moody's and Fitch, then VICI LP and its restricted subsidiaries will again be subject to all of the covenants of the respective indentures, as applicable, but will no longer be subject to the maintenance covenant.

The indentures governing each of the April 2022 Notes, March 2024 Notes, December 2024 Notes and April 2025 Notes contains certain covenants that limit the ability of VICI LP and its subsidiaries to incur secured and unsecured indebtedness and limit VICI LP's ability to consummate a merger, consolidation or sale of all or substantially all of its assets. In addition, VICI LP is required to maintain total unencumbered assets of at least 150% of total unsecured indebtedness. These covenants are subject to a number of important exceptions and qualifications.

### *Unsecured Credit Facilities*

On February 3, 2025, we entered into a credit agreement by and among VICI LP, the lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent, as amended from time to time (the "Credit Agreement"), providing for a revolving credit facility in the amount of $2.5 billion scheduled to mature on February 3, 2029 (the "Revolving Credit Facility"). Concurrently with entry into the Credit Agreement and Revolving Credit Facility, we terminated the credit agreement dated February 8, 2022 by and among VICI LP, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, as amended from time to time (the "2022 Credit Agreement") and the existing revolving credit facility in the amount of $2.5 billion scheduled to mature on March 31, 2026 (the "2022 Revolving Credit Facility"). In connection with the termination of the 2022 Revolving Credit Facility, all outstanding balances thereunder were repaid and reborrowed under the Revolving Credit Facility.

The Revolving Credit Facility includes two six-month maturity extension options (or one twelve-month extension option), the exercise of which in each case is subject to customary conditions and the payment of an extension fee of (i) 0.0625% on the extended commitments, in the case of each six-month extension of the Revolving Credit Facility, and (ii) 0.125% on the extended commitments, in the case of a twelve-month extension of the Revolving Credit Facility. The Revolving Credit Facility includes the option (i) to increase the revolving loan commitments by up to $1.0 billion and (ii) to add one or more tranches of term loans of up to $2.0 billion in the aggregate, in each case, to the extent that any one or more lenders (from the syndicate or otherwise) agree to provide such additional credit extensions.

Borrowings under the Revolving Credit Facility will bear interest, at VICI LP's option, for U.S. Dollar borrowings at either (i) a rate based on SOFR plus a margin ranging from 0.70% to 1.40%, or (ii) a base rate plus a margin ranging from 0.00% to 0.40%, in each case, with the actual margin determined according to VICI LP's debt ratings and total leverage ratio. The base rate is the highest of (i) the prime rate of interest last quoted by the Wall Street Journal in the U.S. then in effect, (ii) the NYFRB rate from time to time plus 0.5% and (iii) the SOFR rate for a one-month interest period plus 1.0%, subject to a floor of 1.0%. In addition to U.S. Dollar borrowings, borrowings under the Revolving Credit Facility are also available in certain specific foreign currencies, bearing interest based on rates customary for such foreign currencies and subject to the same applicable margins for U.S. Dollar borrowings. In addition, the Revolving Credit Facility requires the payment of a facility fee ranging from 0.10% to 0.30% (depending on VICI LP's debt ratings and total leverage ratio) of total commitments. The Revolving Credit Facility may be voluntarily prepaid in full or in part at any time, subject to customary breakage costs, if applicable.

The Credit Agreement contains customary representations and warranties and affirmative, negative and financial covenants. Such covenants include restrictions on mergers, affiliate transactions, and asset sales as well as certain financial maintenance covenants. The Credit Agreement also includes customary events of default, the occurrence of which, following any applicable grace period, would permit the lenders to, among other things, declare the principal, accrued interest and other obligations of VICI LP under the Credit Agreement to be immediately due and payable. The Credit Agreement is consistent with certain tax-related requirements related to security for our debt.

As of December 31, 2025, we had C$165.0 million and £16.5 million outstanding on the Revolving Credit Facility in connection with the funding of a portion of our Canadian investments and our United Kingdom investments, respectively.

### *MGM Grand/Mandalay Bay CMBS Debt*

On January 9, 2023, as a result of our acquisition of the remaining 49.9% interest in the MGM Grand/Mandalay Bay JV, we consolidated the assets and liabilities of the MGM Grand/Mandalay Bay JV, which includes the $3.0 billion in principal amount of outstanding CMBS debt (the "MGM Grand/ Mandalay Bay CMBS Debt"). The MGM Grand/Mandalay Bay CMBS Debt

was originally incurred on February 14, 2020 pursuant to a loan agreement (as amended from time to time, the “MGM Grand/ Mandalay Bay CMBS Loan Agreement”), and is secured primarily by mortgages on certain affiliates of the MGM Grand/ Mandalay Bay JV’s fee interest in the real estate assets related to the MGM Grand Las Vegas and the Mandalay Bay Resort and Casino. The MGM Grand/Mandalay Bay CMBS Debt matures in March 2032 and bears interest at 3.558% per annum until March 2030 at which time the rate can change in accordance with the terms of the MGM Grand Mandalay Bay CMBS Loan Agreement until maturity. The MGM Grand/Mandalay Bay CMBS Loan Agreement contains certain customary affirmative and negative covenants and events of default, including, among other things, restrictions on the ability of the MGM Grand/ Mandalay Bay JV and certain of its affiliates to incur additional debt and transfer, pledge or assign certain equity interests or its assets, and covenants requiring certain affiliates of the MGM Grand/Mandalay Bay JV to exist as “special purpose entities,” maintain certain ongoing reserve funds and comply with other customary obligations for commercial mortgage-backed securities loan financings.

***Financial Covenants***

As described above, our debt obligations are subject to certain customary financial and protective covenants that restrict VICI LP, VICI PropCo and its subsidiaries’ ability to incur additional debt, sell certain assets and restrict certain payments, among other things. These covenants are subject to a number of exceptions and qualifications, including the ability to make restricted payments to maintain our REIT status. At December 31, 2025, we are in compliance with all financial covenants under our debt obligations.

## Note 8 — Derivatives

***Interest-Rate Derivatives***

*Outstanding Derivatives*

The following tables detail our outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk as of December 31, 2024. There were no derivative instruments outstanding as of December 31, 2025.

| ($ In thousands) | December 31, 2024 | | | | |
|---|---|---|---|---|---|
| Instrument | Number of Instruments | Fixed Rate | Notional | Index | Maturity |
| Forward-starting interest rate swap | 4 | 3.5880% | $200,000 | USD-SOFR-OIS Compound | March 27, 2035 |

*Settled Derivatives*

We have entered into, and subsequently settled, the following forward-starting interest rate swap agreements and U.S. Treasury Rate Lock agreements to hedge against changes in future cash flows resulting from changes in interest rates from the trade date through the forecasted issuance of the respective senior unsecured notes. In each case, the derivatives were designated as cash-flow hedges and, accordingly, the unrealized gain in Accumulated other comprehensive income is amortized over the term of the respective derivative instruments, which matches that of the underlying note, as a reduction in interest expense.

($ In thousands)

| Notes Offering | Settlement Period | Instrument | Number of Instruments | Notional Amount | Total Net Proceeds/ (Payments) |
|---|---|---|---|---|---|
| April 2025 Notes | March 2025 | Forward-starting interest rate swap | 12 | $ 600,000 | $ 192 |
| April 2025 Notes | March 2025 | U.S. Treasury Rate Lock | 3 | 150,000 | 1,575 |
| December 2024 Notes | December 2024 | Forward-starting interest rate swap | 7 | 350,000 | 7,173 |
| December 2024 Notes | December 2024 | U.S. Treasury Rate Lock | 5 | 300,000 | (398) |
| March 2024 Notes | March 2024 | Forward-starting interest rate swap | 7 | 500,000 | 2,543 |
| April 2022 Notes | April 2022 | Forward-starting interest rate swap | 5 | 2,500,000 | 202,289 |
| April 2022 Notes | April 2022 | U.S. Treasury Rate Lock | 2 | 500,000 | 4,549 |

The following table presents the effect of our forward-starting derivative financial instruments on our Statement of Operations:

| (In thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| Unrealized (loss) gain recorded in other comprehensive income | $ (5,949) | $ 26,973 | $ (9,655) |
| Reduction in interest expense related to the amortization of the forward-starting interest rate swaps and treasury locks | (25,509) | (24,662) | (24,148) |

### *Net Investment Hedges*

In connection with our foreign transactions in Canada and the United Kingdom, we currently have C$165.0 million and £16.5 million, respectively, outstanding on the Revolving Credit Facility, which funds were used to reduce the impact of exchange rate variations associated with our investments, and, accordingly, have been designated as a hedge of the net investment in such entities. As non-derivative net investment hedges, the impact of changes in foreign currency exchange rates on the principal balances are recognized as a cumulative translation adjustment within accumulated other comprehensive income. For the years ended December 31, 2025 and 2024, we recognized $7.5 million and $12.9 million in unrealized gains, respectively, related to such net investment hedges, which were recorded as a component of Foreign currency translation adjustments in the Statement of Operations.

## Note 9 — Fair Value

The following tables summarize our assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024:

| (In thousands) | Carrying Amount | December 31, 2025 Fair Value | | |
| --- | --- | --- | --- | --- |
| | | **Level 1** | **Level 2** | **Level 3** |
| *Financial assets:* | | | | |
| Short-term investments [1] | $ 44,484 | $ — | $ 44,484 | $ — |

| (In thousands) | Carrying Amount | December 31, 2024 Fair Value | | |
| --- | --- | --- | --- | --- |
| | | **Level 1** | **Level 2** | **Level 3** |
| *Financial assets:* | | | | |
| Derivative instruments - forward-starting interest rate swap [2] | $ 7,717 | $ — | $ 7,717 | $ — |

---

(1) *The carrying value of these investments is equal to their fair value due to the short-term nature of the investments as well as their credit quality.*

(2) *The fair values of our interest rate swap derivative instruments were estimated using advice from a third-party derivative specialist, based on contractual cash flows and observable inputs comprising interest rate curves and credit spreads, which are Level 2 measurements as defined under ASC 820.*

The estimated fair values of our financial instruments at December 31, 2025 and 2024 for which fair value is only disclosed are as follows:

| (In thousands) | December 31, 2025 | | December 31, 2024 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| **Financial assets:** | | | | |
| Investments in leases - financing receivables [1] | $ 18,697,133 | $ 18,030,775 | $ 18,430,320 | $ 17,723,171 |
| Investments in loans and securities [2] | 2,525,457 | 2,445,252 | 1,651,533 | 1,575,856 |
| Cash and cash equivalents | 563,479 | 563,479 | 524,615 | 524,615 |
| **Financial liabilities:** | | | | |
| Debt [3] | | | | |
| Revolving Credit Facility | $ 142,453 | $ 142,453 | $ 148,846 | $ 148,846 |
| MGM Grand/Mandalay Bay CMBS Debt | 2,827,515 | 2,834,520 | 2,800,544 | 2,686,960 |
| Senior Unsecured Notes | 13,803,273 | 13,967,990 | 13,783,499 | 13,619,484 |

_____

(1)  Represents our asset acquisitions structured as sale leaseback transactions. In accordance with ASC 842, since the lease agreements were determined to meet the definition of a sales-type lease and control of the asset is not considered to have been transferred to us, such lease agreements are accounted for as financings under ASC 310. The fair value of these assets is based on significant "unobservable" market inputs and, as such, these fair value measurements are considered Level 3 of the fair value hierarchy.

(2)  The fair value of investments in loans is based on significant "unobservable" market inputs and, as such, these fair value measurements are considered Level 3 of the fair value hierarchy. The fair value of our senior secured notes was estimated using quoted prices for identical or similar liabilities in markets that are not active and, as such, these fair value measurements are considered Level 2 of the fair value hierarchy.

(3)  The fair value of our debt instruments was estimated using quoted prices for identical or similar liabilities in markets that are not active and, as such, these fair value measurements are considered Level 2 of the fair value hierarchy.

## Note 10 — Commitments and Contingent Liabilities

### Litigation

In the ordinary course of business, from time to time, we may be subject to legal claims and administrative proceedings. As of December 31, 2025, we are not subject to any litigation that we believe could have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations, liquidity or cash flows.

**Lease Commitments**

- **Operating Lease Commitments.** We are liable under operating leases for: (i) land at the Cascata golf course, which expires in 2038 and has three 10-year extension options and (ii) our corporate headquarters in New York, NY, which expires in 2035 and has one five-year renewal option.

- **Sub-Lease Commitments.** Certain of our acquisitions necessitate that we assume, as the lessee, ground and use leases that are integral to the operations of the property, the cost of which is passed to our tenants through our lease agreements, which require the tenants to pay all costs associated with such ground and use leases and provide for their direct payment to the landlord.

  We have determined we are the primary obligor of certain of such ground and use leases and, accordingly, have presented these leases on a gross basis on our Balance Sheets and Statement of Operations.

  For the ground and use leases determined to be operating leases, we recorded sub-lease right-of-use assets in Other assets and sub-lease liabilities in Other liabilities. For ground and lease uses determined to be finance leases, we recorded a sales-type sub-lease in Other assets and finance sub-lease liability in Other liabilities.

The following table details the balance and location in our Balance Sheets of the ground and use sub-leases as of December 31, 2025 and 2024:

| (In thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Other assets (operating lease and sub-leases right-of-use assets) | $ 53,945 | $ 54,144 |
| Other liabilities (operating lease and sub-lease liabilities) | 53,654 | 53,822 |
| Other assets (sales-type sub-leases, net) [1] | 838,936 | 842,776 |
| Other liabilities (finance sub-lease liabilities) | 862,845 | 863,374 |

_____
(1) As of December 31, 2025 and December 31, 2024, sales-type sub-leases are net of $23.9 million and $20.6 million of allowance for credit losses, respectively. Refer to Note 5 – Allowance for Credit Losses for further details.

Total rental expense for operating lease commitments and total rental income and rental expense for operating and Finance sub-lease commitments and contractual rent expense under these agreements were as follows:

| (In thousands) | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| **Operating leases** | | | |
| Rental expense [1] | $ 2,520 | $ 2,334 | $ 2,004 |
| Contractual rent | 1,106 | 1,363 | 1,905 |
| **Operating sub-leases** | | | |
| Rental income and expense [2] | 7,175 | 6,889 | 6,849 |
| Contractual rent | 6,752 | 6,754 | 6,585 |
| **Finance sub-leases** | | | |
| Rental income and expense [2] | 63,852 | 63,918 | 58,240 |
| Contractual rent | 65,228 | 65,030 | 59,094 |

_____
(1) Total rental expense is included in golf operations and general and administrative expenses in our Statement of Operations.
(2) Total rental income and rental expense for operating and finance sub-lease commitments are presented gross and included in Other income and Other expenses in our Statement of Operations.

The future minimum lease commitments relating to the base lease rent portion of noncancelable operating leases and ground and use sub-leases at December 31, 2025 are as follows:

| (In thousands) | Operating Lease Commitments | Operating Sub-Lease Commitments | Financing Sub-Lease Commitments |
|---|---|---|---|
| 2026 | $ 2,772 | $ 7,014 | $ 65,251 |
| 2027 | 1,921 | 7,208 | 65,251 |
| 2028 | 2,813 | 6,470 | 65,313 |
| 2029 | 1,921 | 5,743 | 65,876 |
| 2030 | 2,916 | 2,436 | 66,051 |
| Thereafter | 17,909 | 8,679 | 2,628,643 |
| Total minimum lease commitments | $ 30,252 | $ 37,550 | $ 2,956,385 |
| Discounting factor | 8,752 | 5,396 | 2,093,540 |
| Lease liability | $ 21,500 | $ 32,154 | $ 862,845 |
| | | | |
| Discount rates [1] | 5.3% -7.0% | 2.6% - 5.8% | 5.6% - 8.3% |
| | | | |
| Weighted average remaining lease term | 11.1 years | 6.7 years | 50.8 years |

_____
(1) The discount rates for the leases were determined based on the yield of our then current secured borrowings, adjusted to match borrowings of similar terms.

## Note 11 — Stockholders' Equity

**Stock**

*Authorized*

As of December 31, 2025, we had the authority to issue 1,400,000,000 shares of stock, consisting of 1,350,000,000 shares of common stock, $0.01 par value per share and 50,000,000 shares of Preferred Stock, $0.01 par value per share.

*Public Offerings*

From time to time, we offer shares of our common stock through public offerings registered with the SEC. In connection with such offerings, we may issue and sell the offered shares of common stock upon settlement of the offering or, alternatively, enter into forward sale agreements with respect to all or a portion of the shares of common stock sold in such public offerings, pursuant to which the offered shares are borrowed by the forward sale purchasers and the issuance of such shares takes place upon settlement of the applicable forward sale agreement in accordance with its terms.

*Marketed Forward Offerings*

The following table summarizes our marketed public offering activity, all of which were subject to forward sale agreements, during the year ended December 31, 2023. There were no marketed public forward offering activity during the years ended December 31, 2025 and 2024.

| ($ In thousands, except share and per share data) | Effective Date [1] | Total Shares Sold [2] | Public Offering Price Per Share | Aggregate Offering Value | Initial Forward Sale Price Per Share | Initial Net Value |
|---|---|---|---|---|---|---|
| **2023** | | | | | | |
| January 2023 Offering | January 18, 2023 | 30,302,500 | $ 33.00 | $ 1,000,000 | $ 31.85 | $ 964,400 |

_____
(1)  All forward sale agreements require settlement within one year of the Effective Date.
(2)  The amount is inclusive of shares sold pursuant to the exercise in full of the underwriters' option to purchase additional common stock, which includes 3,952,500 shares.

As of December 31, 2025, we did not have any shares outstanding from our marketed public forward offerings subject to forward sale agreements. Refer to "At-the-Market Offering Program" below for information regarding the share activity and shares outstanding under our forward sale agreements under our ATM Program (as defined below). Refer to "Forward Settlement Activity" below for information regarding the settlement of the forward offerings.

We did not receive any proceeds from the sale of shares at the time we entered into each of the forward sale agreements. We determined that the forward sale agreements meet the criteria for equity classification and, therefore, are exempt from derivative accounting. We recorded the forward sale agreements at fair value at inception, which we determined to be zero. Subsequent changes to fair value are not required under equity classification.

*At-the-Market Offering Program*

On May 6, 2024, we entered into an equity distribution agreement, pursuant to which we may sell, from time to time, up to an aggregate sales price of $2.0 billion of our common stock and concurrently terminated our previous equity distribution agreement (collectively under both equity distribution agreements, the "ATM Program"). Sales of common stock, if any, made pursuant to the ATM Program may be sold in negotiated transactions or transactions that are deemed to be "at the market" offerings, as defined in Rule 415 of the Securities Act. The ATM Program also provides that the Company may sell shares of its common stock under the ATM Program through forward sale agreements. Actual sales under the ATM Program will depend on a variety of factors including market conditions, the trading price of our common stock, our capital needs, and our determination of the appropriate sources of funding to meet such needs.

The following table summarizes our activity under the ATM Program during the years ended December 31, 2025, 2024 and 2023, all of which were subject to forward sale agreements, which we refer to as ATM forward sale agreements:

| ($ In thousands, except share and per share data) | Number of Shares | Weighted Average Share Price | Aggregate Value | Forward Sales Price Per Share | Aggregate Net Value |
|---|---|---|---|---|---|
| Year Ended December 31, 2025 | 7,835,973 | $ 32.43 | $ 254,156 | $ 32.27 | $ 252,840 |
| Year Ended December 31, 2024 | 12,015,399 | 32.01 | 384,565 | 31.31 | 376,253 |
| Year Ended December 31, 2023 | 21,365,397 | 30.10 | 643,045 | 29.70 | 634,594 |

We did not receive any proceeds from the sale of shares at the time we entered into each of the ATM forward sale agreements. We determined that the ATM forward sale agreements meet the criteria for equity classification and, therefore, are exempt from derivative accounting. We recorded the ATM forward sale agreements at fair value at inception, which we determined to be zero. Subsequent changes to fair value are not required under equity classification.

As of December 31, 2025, we had 7,750,000 forward shares remaining to be settled under our ATM forward sale agreements. The net forward sales price per share of forward shares under the ATM Program was $31.40 and would result in us receiving approximately $243.3 million in net cash proceeds if we were to physically settle the shares. Alternatively, if we were to cash settle the shares under the ATM forward sale agreements, it would result in a cash inflow of $25.4 million, or, if we were to net share settle the shares under the ATM forward sale agreements, it would result in us receiving approximately 903,735 shares of common stock.

*Forward Settlement Activity*

The following table summarizes our settlement activity of the outstanding forward shares under our marketed public offerings and the ATM Program during the years ended December 31, 2025, 2024 and 2023.

| ($ In thousands, except share and per share data) | Settlement Date | Settlement Type | Number of Shares Settled | Forward Share Price Upon Settlement | Total Net Proceeds |
|---|---|---|---|---|---|
| **2025** | | | | | |
| ATM Forward Shares | Various | Physical | 12,101,372 | $ 31.05 | $ 375,727 |
| **2024** | | | | | |
| ATM Forward Shares | Various | Physical | 13,194,739 | 28.75 | 379,373 |
| **2023** | | | | | |
| January 2023 Forward Sale Agreements | Various | Physical | 30,302,500 | 31.70 | 960,500 |
| November 2022 Forward Sale Agreements | January 6, 2023 | Physical | 18,975,000 | 30.34 | 575,600 |
| ATM Forward Shares | Various | Physical | 29,788,250 | 31.75 | 945,700 |

*Common Stock Outstanding*

The following table details the issuance of outstanding shares of common stock, including restricted common stock:

| Common Stock Outstanding | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Beginning Balance January 1** | 1,056,366,685 | 1,042,702,763 | 963,096,563 |
| Issuance of common stock upon physical settlement of forward sale agreements | 12,101,372 | 13,194,739 | 79,065,750 |
| Issuance of restricted and unrestricted common stock under the stock incentive program, net of forfeitures | 343,314 | 469,183 | 540,450 |
| **Ending Balance December 31** | 1,068,811,371 | 1,056,366,685 | 1,042,702,763 |

*Distributions*

Dividends declared (on a per share basis) during the years ended December 31, 2025 and 2024 were as follows:

**Year Ended December 31, 2025**

| Declaration Date | Record Date | Payment Date | Period | Dividend |
|---|---|---|---|---|
| March 6, 2025 | March 20, 2025 | April 3, 2025 | January 1, 2025 – March 31, 2025 | $ 0.4325 |
| June 5, 2025 | June 18, 2025 | July 10, 2025 | April 1, 2025 – June 30, 2025 | $ 0.4325 |
| September 4, 2025 | September 18, 2025 | October 9, 2025 | July 1, 2025 – September 30, 2025 | $ 0.4500 |
| December 4, 2025 | December 17, 2025 | January 8, 2026 | October 1, 2025 – December 31, 2025 | $ 0.4500 |

**Year Ended December 31, 2024**

| Declaration Date | Record Date | Payment Date | Period | Dividend |
|---|---|---|---|---|
| March 7, 2024 | March 21, 2024 | April 4, 2024 | January 1, 2024 – March 31, 2024 | $ 0.4150 |
| June 7, 2024 | June 18, 2024 | July 3, 2024 | April 1, 2024 – June 30, 2024 | $ 0.4150 |
| September 5, 2024 | September 18, 2024 | October 3, 2024 | July 1, 2024 – September 30, 2024 | $ 0.4325 |
| December 5, 2024 | December 17, 2024 | January 9, 2025 | October 1, 2024 – December 31, 2024 | $ 0.4325 |

## Note 12 — Earnings Per Share and Earnings Per Unit

*Earnings Per Share*

Basic earnings per share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share reflect the additional dilution for all potentially dilutive securities such as stock options, unvested restricted shares, unvested performance-based restricted shares and the shares to be issued by us upon settlement of any outstanding forward sale agreements for the period such dilutive security is outstanding. The shares issuable upon settlement of any outstanding forward sale agreements, as described in Note 11 - Stockholders' Equity, are reflected in the diluted earnings per share calculations using the treasury stock method for the period outstanding prior to settlement. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares of common stock that would be issued upon full physical settlement of the shares under any outstanding forward sale agreements for the period prior to settlement over the number of shares of common stock that could be purchased by us in the market (based on the average market price during the period prior to settlement) using the proceeds receivable upon full physical settlement (based on the adjusted forward sales price immediately prior to settlement).

The following tables reconcile the weighted-average shares of common stock outstanding used in the calculation of basic earnings per share to the weighted-average shares of common stock outstanding used in the calculation of diluted earnings per share:

| | Year Ended December 31, | | |
|---|---|---|---|
| *(In thousands)* | **2025** | **2024** | **2023** |
| **Determination of shares:** | | | |
| Weighted-average shares of common stock outstanding | 1,062,006 | 1,046,740 | 1,014,513 |
| Assumed conversion of restricted stock | 501 | 482 | 784 |
| Assumed settlement of forward sale agreements | 186 | 453 | 480 |
| Diluted weighted-average shares of common stock outstanding | 1,062,693 | 1,047,675 | 1,015,777 |

| (In thousands, except per share data) | | Year Ended December 31, | | |
|---|---|---|---|---|
| | | 2025 | 2024 | 2023 |
| **Basic:** | | | | |
| Net income attributable to common stockholders | $ | 2,775,493 | $ 2,678,810 | $ 2,513,540 |
| Weighted-average shares of common stock outstanding | | 1,062,006 | 1,046,740 | 1,014,513 |
| Basic EPS | $ | 2.61 | $ 2.56 | $ 2.48 |
| | | | | |
| **Diluted:** | | | | |
| Net income attributable to common stockholders | $ | 2,775,493 | $ 2,678,810 | $ 2,513,540 |
| Diluted weighted-average shares of common stock outstanding | | 1,062,693 | 1,047,675 | 1,015,777 |
| Diluted EPS | $ | 2.61 | $ 2.56 | $ 2.47 |

*Earnings Per Unit*

The following section presents the basic EPU and diluted EPU of VICI OP, our operating partnership and the direct parent and 100% interest holder in VICI LP. VICI LP's interests are not expressed in units. However, given that VICI OP has a unit ownership structure and the financial information of VICI OP is substantially identical with that of VICI LP, we have elected to present the EPU of VICI OP. Basic EPU is computed by dividing net income attributable to partners' capital by the weighted-average number of units outstanding during the period. In accordance with the VICI OP limited liability company agreement, for each share of common stock issued at VICI, a corresponding unit is issued by VICI OP. Accordingly, diluted EPU reflects the additional dilution for all potentially dilutive units resulting from potentially dilutive VICI stock issuances, such as options, unvested restricted stock awards, unvested performance-based restricted stock unit awards and the units to be issued by us upon settlement of any outstanding forward sale agreements of VICI for the period such dilutive security is outstanding. The units issuable upon settlement of any outstanding forward sale agreements of VICI are reflected in the diluted EPU calculations using the treasury stock method for the period outstanding prior to settlement. Under this method, the number of units used in calculating diluted EPU is deemed to be increased by the excess, if any, of the number of units that would be issued upon full physical settlement of the units under any outstanding forward sale agreements for the period prior to settlement over the number of shares of VICI common stock that could be purchased by us in the market (based on the average market price during the period prior to settlement) using the proceeds receivable upon full physical settlement (based on the adjusted forward sales price immediately prior to settlement). Upon VICI's physical settlement of the shares of VICI common stock under the outstanding forward sale agreement, the delivery of shares of VICI common stock resulted in an increase in the number of VICI OP units outstanding and resulting dilution to EPU.

The following tables reconcile the weighted-average units outstanding used in the calculation of basic EPU to the weighted-average units outstanding used in the calculation of diluted EPU:

| (In thousands) | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| **Determination of units:** | | | |
| Weighted-average units outstanding | 1,074,238 | 1,058,971 | 1,026,745 |
| Assumed conversion of VICI restricted stock | 501 | 482 | 784 |
| Assumed settlement of VICI forward sale agreements | 186 | 453 | 480 |
| Diluted weighted-average units outstanding | 1,074,924 | 1,059,906 | 1,028,008 |

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| *(In thousands, except per share data)* | | **2025** | | **2024** | | **2023** |
| **Basic:** | | | | | | |
| Net income attributable to partners | $ | 2,801,482 | $ | 2,704,255 | $ | 2,535,066 |
| Weighted-average units outstanding | | 1,074,238 | | 1,058,971 | | 1,026,745 |
| Basic EPU | $ | 2.61 | $ | 2.55 | $ | 2.47 |
| | | | | | | |
| **Diluted:** | | | | | | |
| Net income attributable to partners | $ | 2,801,482 | $ | 2,704,255 | $ | 2,535,066 |
| Diluted weighted-average units outstanding | | 1,074,924 | | 1,059,906 | | 1,028,008 |
| Diluted EPU | $ | 2.61 | $ | 2.55 | $ | 2.47 |

## Note 13 — Stock-Based Compensation

The 2017 Stock Incentive Plan (the "Plan") is designed to provide long-term equity-based compensation to our directors and employees. It is administered by the Compensation Committee of the Board of Directors. Awards under the Plan may be granted with respect to an aggregate of 12,750,000 shares of common stock and may be issued in the form of (a) incentive stock options, (b) non-qualified stock options, (c) stock appreciation rights, (d) dividend equivalent rights, (e) restricted stock, (f) restricted stock units or (g) unrestricted stock. In addition, the Plan limits the total number of shares of common stock with respect to which awards may be granted to any employee or director during any one calendar year. At December 31, 2025, 8,973,714 shares of common stock remained available for issuance by us as equity awards under the Plan.

### Time-Based Restricted Stock

During the years ended December 31, 2025, 2024 and 2023, the Company granted approximately 272,000, 276,000, and 203,000 shares of restricted stock, respectively, under the Plan, subject to vesting restrictions based on service. Such restricted time-based stock awards vest ratably on an annual basis over a service period of one to three years. The number of shares granted was determined based on the 10-day volume weighted average price using the 10 trading days immediately preceding the grant date.

### Performance-Based Restricted Stock Units

During the years ended December 31, 2025, 2024 and 2023 the Company granted approximately 341,000, 348,000, and 235,000 performance-based restricted stock units, respectively, at target level of performance under the Plan, which are subject to vesting restrictions based on specified absolute and relative total stockholder return goals measured over a three-year performance period. For purposes of determining the fair value for expense recognition, we used a Monte Carlo Simulation (risk-neutral approach) as these awards contain a market condition. The risk-free interest rate assumptions used in the Monte Carlo Simulation were determined based on the zero-coupon risk-free rate of 4.2% - 4.3% and an expected price volatility of 20.0%. The expected price volatility was calculated based on both historical and implied volatility.

The following table details the stock-based compensation expense recorded as General and administrative expense in the Statement of Operations:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| *(In thousands)* | | **2025** | | **2024** | | **2023** |
| Stock-based compensation expense | $ | 16,195 | $ | 17,511 | $ | 15,536 |

The following table details the activity of our incentive stock and time-based restricted stock and performance-based restricted stock units:

| *(In thousands, except for per share data)* | Time-Based Restricted Stock | | Performance-Based Restricted Stock Units | |
| --- | --- | --- | --- | --- |
| | Stock | Weighted Average Grant Date Fair Value | Stock Units | Weighted Average Grant Date Fair Value |
| Outstanding as of December 31, 2022 | 507,339 | $ 27.47 | 769,589 | $ 22.88 |
| Granted | 209,901 | 28.22 | 474,867 | 28.59 |
| Vested | (211,887) | 28.13 | (363,267) | 19.90 |
| Forfeited | (32,718) | 28.44 | (115,607) | 19.90 |
| Canceled | — | — | — | — |
| Outstanding as of December 31, 2023 | 472,635 | 27.44 | 765,582 | 28.28 |
| Granted | 288,558 | 23.74 | 531,268 | 27.32 |
| Vested | (176,926) | 29.76 | (243,615) | 34.27 |
| Forfeited | (57,099) | 29.93 | (143,669) | 31.58 |
| Canceled | — | — | — | — |
| Outstanding as of December 31, 2024 | 527,168 | 24.37 | 909,566 | 25.60 |
| Granted | 280,453 | 30.12 | 340,554 | 34.82 |
| Vested | (213,662) | 30.21 | (189,176) | 29.01 |
| Forfeited | (126,315) | 30.44 | (183,818) | 29.51 |
| Canceled | — | — | — | — |
| Outstanding as of December 31, 2025 | 467,644 | $ 30.37 | 877,126 | $ 32.51 |

As of December 31, 2025, there was $19.4 million of unrecognized compensation cost related to non-vested stock-based compensation arrangements under the Plan. This cost is expected to be recognized over a weighted average period of 1.7 years.

## Note 14 — Income Taxes

We conduct our operations as a REIT for U.S. federal income tax purposes. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pays taxes at regular corporate income tax rates to the extent that it annually distributes less than 100% of its taxable income. We intend to meet those requirements and as a result, we generally will not be subject to U.S. federal income tax except for the TRS operations.

The operations of VICI Golf (represented by the four golf course businesses), which are held in a TRS and certain of our other subsidiaries that operate in various states and municipalities within North America and the United Kingdom, are subject to various local, state and/or federal income taxes. Accordingly, we provide for a provision for income taxes in relation to these jurisdictions, which includes current and deferred portions. We use the asset and liability method to provide for income taxes, which requires that our income tax expense reflects the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for financial reporting versus income tax purposes.

Income before income taxes for the year ended December 31, 2025 of $2,777.9 million was comprised of $2,767.1 million from U.S. operations and $10.8 million from foreign operations.

The composition of our income tax expense (benefit) was as follows:

| | Year Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
| (In thousands) | Current | Deferred | Total | Current | Deferred | Total | Current | Deferred | Total |
|---|---|---|---|---|---|---|---|---|---|
| Federal | $ 2,041 | $ (267) | $ 1,774 | $ 1,808 | $ (702) | $ 1,106 | $ 1,755 | $ 129 | $ 1,884 |
| State | 378 | 15 | 393 | 1,816 | 8 | 1,824 | 2,481 | 13 | 2,494 |
| Foreign | 1,759 | (1,491) | 268 | 641 | 6,133 | 6,774 | 49 | (10,568) | (10,519) |
| Income tax expense (benefit) | $ 4,178 | $ (1,743) | $ 2,435 | $ 4,265 | $ 5,439 | $ 9,704 | $ 4,285 | $(10,426) | $ (6,141) |

For the year ended December 31, 2025, income taxes paid, net of refunds received, of $7.3 million were comprised of $3.2 million U.S. Federal income tax, $1.3 million state and local income tax and $2.9 million foreign income tax in Canada.

At December 31, 2025 and 2024, the net effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

| (In thousands) | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **Deferred tax assets:** | | |
| CECL allowance - foreign investments | $ 16,634 | $ 10,584 |
| Lease liability | 2,126 | 2,192 |
| Accruals, reserves and other | 1,505 | 1,256 |
| Total deferred tax assets | 20,265 | 14,032 |
| **Deferred tax liabilities:** | | |
| Fixed assets - foreign investments | (9,547) | (1,436) |
| Land, buildings and equipment, net | (5,063) | (5,042) |
| Right of use asset | (2,126) | (2,192) |
| Cumulative translation adjustment | (613) | (3,309) |
| Total deferred tax liabilities | (17,349) | (11,979) |
| Net deferred tax asset | $ 2,916 | $ 2,053 |

The following table reconciles our effective income tax rate to the historical U.S. federal statutory rate of 21% for the years ended December 31, 2025, 2024 and 2023:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
| ($ in thousands) | Amount | Percent | Amount | Percent | Amount | Percent |
|---|---|---|---|---|---|---|
| Federal income tax expense at statutory rate | $ 583,363 | 21.0 % | $ 564,586 | 21.0 % | $ 526,579 | 21.0 % |
| REIT income not subject to U.S. federal income tax | (581,770) | (20.9) | (563,476) | (21.0) | (524,791) | (20.9) |
| Pre-tax gain attributable to taxable subsidiaries | 1,593 | 0.1 | 1,110 | — | 1,788 | 0.1 |
| State and local income taxes, net of federal benefits | 368 | — | 1,800 | 0.1 | 2,474 | 0.1 |
| Foreign income taxes | 269 | — | 6,774 | 0.3 | (10,519) | (0.4) |
| Non-deductible expenses and other | 205 | — | 20 | — | 116 | — |
| Provision for (benefit from) income taxes | $ 2,435 | 0.1 % | $ 9,704 | 0.4 % | $ (6,141) | (0.2)% |

We declared dividends of $1.765, $1.695 and $1.610 per common share during the years ended December 31, 2025, 2024 and 2023, respectively. For U.S. federal income tax purposes, the portion of the dividends allocated to stockholders for the years ended December 31, 2025, 2024 and 2023 are characterized as follows:

| ($ per share) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Ordinary dividends | $ 1.7019 | $ 1.5045 | $ 1.4500 |
| Section 199A dividends [1] | $ 1.6963 | $ 1.5013 | $ 1.4265 |
| Qualified dividend [1] | $ 0.0057 | $ 0.0031 | $ 0.0235 |
| Non-dividend distribution | $ 0.0456 | $ 0.1730 | $ 0.0263 |

_____
(1) *These amounts are a subset of, and are included in, the ordinary dividend amounts.*

As of December 31, 2025, we had NOLs of $151.6 million, generated by our REIT, that will expire in 2037, unless they are utilized by us prior to expiration.

As of December 31, 2025, the 2022, 2023, and 2024 tax years remain subject to examination by federal, state and local tax authorities. The tax filings for tax year 2025 have not yet been filed, and once made, will be subject to examination by taxing authorities for a period of three years.

## Note 15 — Segment Information

Our operations consist of real estate investment activities, which represent substantially all of our business. Accordingly, all of our operations have been considered to represent one operating segment and one reportable segment. Our Chief Operating Decision Maker ("CODM") is Edward B. Pitoniak, our CEO, who assesses the performance of our Company using consolidated Net income.

On a monthly basis, the CODM reviews the consolidated income statement, including the primary drivers of changes against the prior period, which allows him to actively monitor and review our revenues and expenses. Given the relatively predictable nature of our cash flows due to the net lease structure of our real estate portfolio, the CODM's primary focus when reviewing the consolidated income statement is monitoring changes in the line items in the Statement of Operations as compared to the prior period and to evaluate total general and administrative expenses against the Company's approved budget. The CODM does not review assets at a different asset level or category than the amounts disclosed in the consolidated balance sheet.



## SENIOR OFFICERS

**Edward B. Pitoniak**
Chief Executive Officer & Director

**John W. R. Payne**
President & Chief Operating Officer

**David A. Kieske**
Executive Vice President, Chief Financial Officer & Treasurer

**Samantha S. Gallagher**
Executive Vice President, General Counsel & Secretary

**Gabriel F. Wasserman**
Managing Director, Business Development and
VICI Equity Credit Solutions

**Erin Ferreri**
Senior Vice President, Finance

**Moira McCloskey**
Senior Vice President, Capital Markets

**Jeremy L. Waxman**
Vice President, Chief Accounting Officer

## BOARD OF DIRECTORS

**James R. Abrahamson**
Independent Chair

**Diana F. Cantor**
Independent Director & Chair of the Audit Committee

**Monica H. Douglas**
Independent Director

**Elizabeth I. Holland**
Independent Director & Chair of the Nominating and
Governance Committee

**Craig Macnab**
Independent Director & Chair of the
Compensation Committee

**Edward B. Pitoniak**
Director & Chief Executive Officer

**Michael D. Rumbolz**
Independent Director

## STOCKHOLDER INFORMATION

**Corporate Office**
VICI Properties Inc.
535 Madison Avenue
New York, NY 10022
(646) 949-4631

**Independent Registered Public Accounting Firm**
Deloitte & Touche LLP
New York, NY

**Transfer Agent**
Computershare
P.O. Box 43006
Providence, RI 02940-3006
(877) 373-6374
(781) 575-3100
www.computershare.com

*VICI's transfer agent responds to inquiries regarding dividend payments, direct deposit of dividends, stock transfers, address changes, and replacement of lost dividend payments and lost stock certificates.*

**Annual Meeting**
Tuesday, April 28, 2026, 10:00 a.m. ET
Virtual Meeting Format
www.virtualshareholdermeeting.com/VICI2026

**Stock Exchange Listing**
New York Stock Exchange
Symbol: VICI

**Annual Report on Form 10-K**
We make our Annual Report on Form 10-K available free of charge through our website, at https://investors.viciproperties.com/financial-information/sec-filings, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

**Investor Communications**
Investors seeking information about the company may call or write Investor Relations at the Corporate Office or e-mail Investors@viciproperties.com. VICI earnings announcements, press releases, SEC filings and other investor information are available at the Investors section of VICI's website: www.viciproperties.com.


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